     As filed with the Securities and Exchange Commission on July 20, 1999

                                                      Registration No. 333-78495
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   N2H2, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            WASHINGTON                              7375                              91-1686754
     (STATE OF INCORPORATION)           (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER INDUSTRIAL
                                         CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                         900 FOURTH AVENUE, SUITE 3400
                           SEATTLE, WASHINGTON 98164
                                 (206) 336-1501
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               PETER H. NICKERSON
          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                   N2H2, INC.
                         900 FOURTH AVENUE, SUITE 3400
                           SEATTLE, WASHINGTON 98164
                                 (206) 336-1501
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

            MICHAEL E. MORGAN, ESQ.                          GREGORY B. ABBOTT, ESQ.
             JIM D. JOHNSTON, ESQ.                            THOMAS B. YOUTH, ESQ.
             ERIC S. CARNELL, ESQ.                          DOUGLAS H. HAEUBER, ESQ.
        LANE POWELL SPEARS LUBERSKY LLP                        COOLEY GODWARD LLP
         1420 FIFTH AVENUE, SUITE 4100                         4205 CARILLON POINT
        SEATTLE, WASHINGTON 98101-2338                     KIRKLAND, WASHINGTON 98033
                (206) 223-7000                                   (425) 893-7700

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED(1)          PER SHARE(2)            PRICE(2)        REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value........       5,175,000               $12.00             $62,100,000             $17,264
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Includes 675,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act, as amended.
(3) All of this amount has been previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  July 20, 1999

VIA EDGAR, FACSIMILE & EXPRESS MAIL

Mr. H. Roger Schwall
Mr. John Penn
Mr. Brad Skinner
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549

Re:     N2H2, Inc.--Registration Statement on Form S-1
        Filed May 14, 1999--File No. 333-78495

Dear Messrs. Schwall, Penn and Skinner:

This letter responds to the comments of the Staff set forth in your letter dated July 16, 1999, relating to Amendment No. 2 to the Registration Statement on Form S-1 for the sale of common stock of N2H2, Inc., filed with the Securities and Exchange Commission on July 7, 1999 (File No. 333-78495). Responses that involve textual changes to the Registration Statement are set forth in Amendment No. 3 to the Registration Statement, a copy of which will be delivered to you Tuesday, July 20, 1999, and will be marked to show changes from Amendment No. 2 to the Registration Statement. Amendment No. 3 is being filed with the Commission via EDGAR today.

For your information, page references in this response letter are to Amendment No. 3. N2H2's responses are set forth below and are numbered to correlate to the paragraphs of your letter dated July 16, 1999.

RESPONSE TO COMMENT NO. 1

The chart on page 55 has been revised as per your request.

Mr. H. Roger Schwall
Mr. John Penn
Mr. Brad Skinner
July 20, 1999
Page 2

RESPONSE TO COMMENT NO. 2

The embedded lists of text on pages 13 and 14 under "We Are Involved in Intellectual Property Disputes and Cannot Predict the Likelihood or Impact of an Unfavorable Outcome" and on page 50 under "Business--Legal Matters" have been broken out into bullet point format.

RESPONSE TO COMMENT NO. 3

Language has been added under "Business--Legal Matters" on page 50 to the discussion of the Spyglass, Inc. complaint stating that: "Since the lawsuit was recently filed and discovery has not yet commenced, we are not presently able to estimate the likelihood of an adverse result or the range of possible loss relating to this matter."

RESPONSE TO COMMENT NO. 4

As indicated in discussions with James Allegretto and Brad Skinner on July 19, 1999, on a prospective basis and assuming continuance of the existing contractual terms relative to server delivery, N2H2 will recognize revenue using the installation date of the servers, instead of the shipment date, in accordance with GAAP. Note 2 to N2H2's financial statements appearing on page F-7 has been revised to state that "installation revenues are recognized when the server is installed by the end user or a reseller. . . ." N2H2 has analyzed the impact on revenues recognized using the installation date of the server instead of the shipment date and determined that revenues recorded in fiscal year 1998 were overstated by approximately $30,200 using the shipment date. Revenues recorded for the six months ended March 31, 1999 were understated by approximately $14,600 using the shipment date. The impacts of approximately (0.98)% and 0.56% of total revenues, respectively, are considered immaterial for adjustment in the respective financial statements.

RESPONSE TO COMMENT NO. 5

As we discussed with James Allegretto and Brad Skinner on July 19, 1999, the warrants issued to The Segale Group in April 1999 in connection with the Loan Conversion transaction are not exercisable until the occurrence of a specified "Trigger Point." In fact, N2H2 expected the "End Point" to precede the Trigger Point, thereby precluding the warrant from ever being exercisable. As provided in Section 1.1 of the warrants:

        The "TRIGGER POINT" shall occur upon the earlier of (a) [a merger or business combination] and (b) the closing of an initial public offering of the Company's equity securities in which the Segale Group or its transferees is unable for whatever reason to sell in the aggregate at least $500,000 of Common Stock of the Company. . . .

Mr. H. Roger Schwall
Mr. John Penn
Mr. Brad Skinner
July 20, 1999
Page 3

In contrast, the "End Point" is defined as follows:

        The "END POINT" shall occur upon the earlier of (a) December 31, 2003 and (b) the closing of an initial public offering of the Company's equity securities in which the Segale Group, or its transferees, are able to sell (at their discretion) up to $500,000 of Common Stock of the Company held by it pursuant to the provisions of the Registration Rights
        Agreement. . . .

EITF 96-18 states that equity issued with contingent terms "should be measured using the stock price and other measurement assumptions as of the date on which the quantity or terms of the equity instruments are no longer contingent on satisfaction of the terms of the exchange transaction (that is, the vesting date.)" The terms of the EITF 96-18 were not satisfied as of the issuance date of the warrants. Accordingly, the warrants were not fair valued at the time of issuance. At present, the Trigger Point has not occurred and the warrants remain unexercisable. Under the pending offering, The Segale Group is being offered the opportunity to sell $500,000 of N2H2 common stock. Accordingly, the warrant rights will expire unvested before satisfaction of the contingent terms can occur. Therefore, the warrants have not been fair valued consistent with EITF 98-16 and should be given no additional recognition in N2H2's financial statements.

RESPONSE TO COMMENT NO. 6

The prior language on the back cover referenced in your comment no. 6 has been deleted.

RESPONSE TO COMMENT NO. 7

N2H2 relied upon the exemption from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D. N2H2 filed a Form D with the Commission on May 25, 1999.

Of the 66 different purchasers in the May 11, 1999 private equity financing, 51 of the 66 investors were newly introduced to N2H2. The remaining 15 investors were pre-existing shareholders, having purchased common stock in December 1998 and January 1999. None of the investors were employees or affiliates of employees of N2H2.

Additional information regarding the May 1999 investors is as follows:

        o 31 of the investors were introduced to N2H2 by Cruttenden Roth, acting as an investment adviser for N2H2.

Mr. H. Roger Schwall
Mr. John Penn
Mr. Brad Skinner
July 20, 1999
Page 4

        o 21 of the investors have personal or business relationships with members of N2H2 management, and of those, only one was an existing shareholder prior to the May 1999 offering. Of these,

                - Three were introduced by the Madrona Group, LLP, with whom N2H2 entered into a Management Services Agreement in 1997,

                - One was referred by Washington Partners, N2H2's real estate advisor,

                - Six were referred through Imperial Bank, with whom N2H2 maintains a term loan and revolving line of credit,

                -       One is a personal friend of the N2H2's Chief Executive
                        Officer,

                -       Two were introduced by N2H2's legal counsel,

                -       Four were referred through Volpe Brown Whelan & Co. and

                - Four were referred through local Seattle venture capital funds (WR Hambrecht, Kirlan Venture Partners and Summit Capital) with whom N2H2 had been in contact regarding potential private financings.

If you have any further questions, please contact the undersigned at (206) 223-7401 or Michael E. Morgan of this office at (206) 223-7013.

                                            Very truly yours,

                                            LANE POWELL SPEARS LUBERSKY LLP


                                            /s/ ERIC SCOTT CARNELL
                                            --------------------------------
                                            Eric Scott Carnell
Enclosures
cc (w/enc):    N2H2, Inc.
               CIBC World Markets Corp.
               U.S. Bancorp Piper Jaffray Inc.
               Cooley Godward LLP
               PricewaterhouseCoopers LLP

                   SUBJECT TO COMPLETION, DATED JULY 20, 1999


THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                4,500,000 SHARES
                                   [N2H2 LOGO]

                                  COMMON STOCK

                               $       PER SHARE
--------------------------------------------------------------------------------

This is the initial public offering of N2H2, Inc. We are offering 4,450,000 shares, and shareholders identified at page 59 of this prospectus are offering 50,000 shares.

The estimated initial public offering price will be between $10.00 and $12.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to include the common stock on the Nasdaq National Market under the symbol "NTWO."

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                                      PER SHARE     TOTAL
                                                                      ---------    -------
        Price to the public.........................................   $           $
        Underwriting discounts......................................
        Proceeds to N2H2, Inc., before expenses ....................
        Proceeds to the selling shareholders, before expenses.......

N2H2 has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 675,000 additional shares from N2H2 within 30 days from the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
                                                      U.S. BANCORP PIPER JAFFRAY

               The date of this prospectus is             , 1999.

                                    [PHOTOS]






                          MILLIONS OF USERS TRUST N2H2


to make their Internet safe and productive. We enable schools, families, businesses and other organizations to experience the best of the Web, without bombs, pornography, hate or other content that seriously concerns teachers, parents and employers.




                                    [PHOTOS]

                                 [BESS(R) LOGO]

                                    [SAFETY]


                                    [PHOTOS]

BESS INTERNET FILTERING SERVICE

We delivered 348,700,000 filtered Web pages in May 1999.

BESS PATROLS THE INTERNET

Using proprietary technologies, automated Web searching identifies potentially objectionable content.


HUMAN REVIEW MAKES A DIFFERENCE

Our trained review staff carefully evaluates suspect Web sites to accurately place Internet content into 32 categories.

SCHOOL

WORLDWIDE SERVER NETWORK

Entire Bess database resides on each server, automatically updated daily with new entries. Users choose which categories are filtered, and receive Web pages from their local server.


BESS BUILDS SEARCHOPOLIS TRAFFIC

The "Redirect" page appears when users attempt to access blocked Web sites, providing direct access to Searchopolis.

LIBRARY

HOME

BUSINESS

GROWING WITH THE INTERNET

6,000 schools, 190 ISPs and increasing numbers of libraries and businesses now use Bess filtering services.


BESS LEAVES AN IMPRESSION

A proprietary "trailer" appears at the bottom of each Web page, providing user options and sponsorship opportunities.


                                    [PHOTOS]

                            [SEARCHOPOLIS(SM) LOGO]



                                   [GRAPHICS]


FILTERED SEARCH ENGINE & EDUCATION PORTAL

PUTTING THE INTERNET TO WORK AT SCHOOL AND AT HOME

Searchopolis offers schools and families powerful filtered search, educational resources and compelling communications tools, making the Internet more effective in the classroom and facilitating parental involvement.


GRADECHECKER

Provides students, parents and teachers Web-based access to grades, assignments and other classroom information.


COMMUNITY-BUILDING TOOLS

Searchopolis will offer Web-based tools such as e-mail, chat and a Virtual Locker to provide students controlled access to people and projects from school or from home.


CLEAN SEARCH RESULTS

Unlike most conventional search engines, a search for "teenage jobs" using Searchopolis does not provide links to pornography sites.

SEARCH

E-MAIL

VIRTUAL LOCKER

CALENDARS

WITH N2H2'S INTELLIGENT FILTERING TECHNOLOGY, SCHOOLS, FAMILIES, LIBRARIES AND BUSINESSES ARE EMPOWERED TO CHOOSE AND TO ACCESS THE INTERNET THEY WANT. OUR TECHNOLOGY AND SERVICE CATALOGS INTERNET CONTENT THROUGH HUMAN REVIEW AND AUTOMATED SEARCH TECHNOLOGIES. THIS TECHNOLOGY IS OUR CORE COMPETENCY, AND PRODUCTS SUCH AS CUSTOMIZABLE SEARCH ENGINES AND PORTAL COMMUNITIES WILL PROVIDE A FOUNDATION FOR A NEW INTERNET. YOUR INTERNET.



CUSTOMER AND SERVER LOCATIONS



                                     [MAPS]


HAWAII

UNITED STATES, CANADA & MEXICO

SOUTH AMERICA

AUSTRALIA

EUROPE

Over 5 million students, families and other organizations in 8 different countries currently use the Bess Internet Filtering Service.

                                    [PHOTO]


                    BESS INTERNET FILTERING SERVICE BY N2H2




                                  [N2H2 LOGO]

                                  [N2H2 LOGO]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
Forward-Looking Statements..................................   18
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Financial Data.....................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   34
Management..................................................   52
Principal and Selling Shareholders..........................   59
Certain Transactions........................................   61
Description of Capital Stock................................   64
Shares Eligible for Future Sale.............................   67
Underwriting................................................   69
Legal Matters...............................................   71
Experts.....................................................   71
Where You Can Find More Information.........................   71
Index to Financial Statements...............................  F-1

                      ------------------------------------

    INFORMATION CONTAINED ON N2H2'S WEBSITE DOES NOT CONSTITUTE PART OF THIS
                                  PROSPECTUS.

N2H2(R) and Bess(R) are registered United States trademarks of our company. This prospectus also contains other product names, trade names and trademarks that belong to us or to other organizations.

                               PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the financial statements and related notes to those statements included in this prospectus.

                                   N2H2, INC.

OUR BUSINESS

N2H2 is a leading provider of internet content filtering services to schools. We also provide these services to homes through internet service providers as well as to corporations and organizations. We were the first company to offer a server-based internet filtering solution for a customer's computer network. With Bess, our flagship product, we currently provide filtering services to approximately 7.3 million students in approximately 8,000 schools in the United States and Canada. Our customers include the statewide networks serving most of the public schools in Ohio, Tennessee, Maine, Oklahoma and Wisconsin, as well as school systems in areas such as Los Angeles County, Baltimore, Boston, Calgary, Seattle, Stockton and Tampa.

In May 1999, students and teachers accessed approximately 349 million Web pages through Bess. To better serve the needs of our existing and potential school customers, we recently introduced Searchopolis as an educational internet portal. As a portal, Searchopolis is specifically designed to maximize the educational potential of the internet by aggregating educational content in one place. It also links to other relevant Websites and provides safe access to internet content using our award winning filtering search technology. We are developing additional specialized communication tools and services and plan to integrate them into Searchopolis, further enhancing its capabilities as the portal of choice for the community of students, teachers, parents and administrators. Searchopolis is available at www.searchopolis.com to any internet user who wants access to a safe, educationally enriched internet portal.

We are also actively extending our filtering services to corporations and other organizations and, through approximately 190 internet service providers, into an increasing number of homes. We develop, market and support internet filtering solutions that enable businesses to increase productivity by limiting the content that employees can access on the internet without blocking material that is useful for their jobs. We recently entered into agreements with Computer Sciences Corporation to provide it with company wide filtering of employee internet use, with GTE Interactive to market internet filtering to hotels for guest rooms and with the Mormon Church to provide internet filtering services to its Website. Through our current internet service provider relationships, our filtering services are available to over 150,000 homes.

Our filtering services enable our school, business and other customers to limit access to the internet by allowing them to select from among 32 content categories ranging from pornography, hate and bomb construction to gambling and games. The key benefits of our services include:

 - automated identification of potentially unsuitable Websites backed by human review to accurately place internet content into our database of 32 categories,

 - proprietary tools which enable customers to tailor their filtering criteria to meet their specific needs,

 - minimal customer effort required for installation and maintenance,

 - server-based filtering that is difficult to bypass and

 - daily electronic updating of the filtering database.

OUR MARKET OPPORTUNITY

We believe the school, home and corporate markets, both domestic and international, present us with significant opportunities. According to Quality Education Data, in the United States there are approximately 47 million students in public schools grades K-12 within 16,000 school districts and approximately 5 million private school K-12. The Annenberg Public Policy Center estimates that 60% of United States households with children aged 8 to 17 have computers and 61% of those are connected to the internet. International Data Corporation estimates that medium and large businesses will account for 49 million internet users worldwide by the year 2000. Without an effective internet content filtering system in place, educators and parents have to choose between undesirable alternatives: prohibiting internet access altogether or closely supervising each student's use of the internet. Corporations and other organizations also face issues associated with unrestricted on-the-job access to the internet, including productivity losses caused by employees surfing the internet for personal reasons during work hours as well as potential liability concerns.

OUR OBJECTIVE

Our objective is to expand our presence in the school, home and corporate markets both domestically and internationally. As part of this objective, we intend to make Searchopolis the leading education focused Web portal for K-12 students. Achievement of our objective is subject to a number of uncertainties and risks, many of which are outside our control. For more information about these risks and uncertainties, please see "Risk Factors" and "Forward-Looking Statements."

Our principal executive offices are located at 900 Fourth Avenue, Suite 3400, Seattle, Washington 98164, our telephone number is (206) 336-1501 and our Website address is www.n2h2.com.

                                  THE OFFERING

Common stock offered by N2H2................................  4,450,000 shares

Common stock offered by the selling shareholders............  50,000 shares

Common stock to be outstanding after this offering (1)......  20,097,607 shares

Use of proceeds.............................................  For working capital, sales and marketing, research and
                                                              development, capital
                                                              expenditures and general
                                                              corporate purposes.

Proposed Nasdaq National Market Symbol......................  NTWO

-------------------------
(1) The number of shares outstanding is based on shares outstanding as of July 7, 1999 and excludes:

 - 2,799,749 shares of common stock subject to options outstanding, with a weighted average exercise price of $1.61 per share,

 - 103,127 additional shares of common stock that could be issued under our 1997 Stock Option Plan, 1999 Stock Option Plan and 1999 Nonemployee Director Stock Option Plan,

 - 460,420 shares of common stock that could be issued upon exercise of outstanding warrants, with an exercise price of $3.14 per share and

 - 93,000 shares of common stock that could be issued upon exercise of warrants, with an exercise price of $0.004 per share, which will be cancelled upon the completion of this offering.

All share information contained in this prospectus gives effect to a five-for-two stock split anticipated to be completed before the closing of this offering.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about             , 1999.

See "Capitalization," "Management -- Stock Option Plans" and "Description of Capital Stock" for a more complete discussion regarding the outstanding shares of N2H2 common stock and options and warrants to purchase N2H2 common stock and other related matters.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            SIX MONTHS ENDED
                                 FISCAL YEAR ENDED SEPTEMBER 30,                MARCH 31,
                              --------------------------------------    -------------------------
                                 1996          1997          1998          1998          1999
                              ----------    ----------    ----------    ----------    -----------
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenues....................  $      108    $    1,118    $    3,078    $    1,298    $     2,605
Gross profit................          30           816         1,925           845          1,351
Operating loss..............        (817)         (762)       (2,310)         (569)        (1,768)
Net loss....................        (827)         (881)       (2,597)         (679)        (2,015)
Basic and diluted net loss
  per share (1).............  $    (0.11)   $    (0.10)   $    (0.30)   $    (0.08)   $     (0.19)
Basic and diluted weighted
  average shares
  outstanding...............   7,316,858     8,389,878     8,687,435     8,686,411     10,758,005

                                                                   AS OF MARCH 31, 1999,
                                                       ---------------------------------------------
                                                         ACTUAL       PRO FORMA(2)    AS ADJUSTED(3)
                                                       -----------    ------------    --------------
                 BALANCE SHEET DATA:                   (UNAUDITED)
Cash.................................................    $ 1,384        $ 9,184          $54,078
Working capital (deficit)............................     (3,051)         6,695           51,589
Property and equipment, net..........................      2,045          2,045            2,045
Total assets.........................................      4,285         12,085           56,979
Long-term obligations, excluding current portion
  (4)................................................        775            775              775
Total shareholders' equity (deficit).................     (1,836)         7,910           52,804

---------------------------
(1) See Note 10 of the Notes to Financial Statements for an explanation of the determination of the number of shares used in computing the share data.

(2) Pro forma reflects the sale of 2,705,648 shares of common stock at a per share price of $3.70 per share on May 11, 1999 and the application of the net proceeds from that sale.

(3) As adjusted to reflect:

 - the sale by us of 4,450,000 shares of common stock at an assumed initial offering price of $11.00 per share,

 - the application of the estimated net proceeds after deducting estimated underwriting discounts and commissions and

 - our estimated offering expenses.

     For additional information on these matters, please see "Use of Proceeds" and "Capitalization."

(4) Includes capital lease obligations.

                                  RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. The risks described below are not the only ones that we may face. Additional risks that are not yet identified or that we currently think are immaterial may materially adversely affect our business and financial condition in the future. Any of the following risks could seriously harm our business, financial condition and operating results and could result in a complete loss of your investment.

WE HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES.

We have a limited operating history. Risks and uncertainties inherent in an investment in N2H2 include, but are not limited to the following:

 - we are an internet company in the early stages of development,

 - our limited history makes evaluation of our prospects difficult,

 - our market is rapidly evolving and highly competitive and

 - we have incurred net losses in each quarter since we incorporated in 1995.

We incurred net losses of $827,000 for 1996, $881,000 for 1997 and $2.6 million for 1998. From inception through March 31, 1999, we had incurred operating losses of $6.4 million. We anticipate that we will continue to incur net losses for the foreseeable future.

WE INTEND TO SUBSTANTIALLY INCREASE OUR OPERATING EXPENSES, AND OUR FUTURE OPERATING RESULTS ARE UNCERTAIN.

We intend to incur increased operating expenses before we receive any revenues from these expenses. Increased operating expenses in 1999 and beyond will include:

 - sales and marketing costs, including expanding our direct sales force and further developing our advertising sales force, indirect sales channels and international sales presence,

 - research and development costs, primarily through the hiring of additional engineers and other technical staff,

 - increased depreciation expenses related to installing additional servers in customers' networks,

 - increased depreciation expenses for equipment supporting Searchopolis and Searchopolis communication tools,

 - implementing new and upgraded operational and financial systems, procedures and controls and hiring additional personnel,

 - assuming the responsibilities of being a public company and

 - expanding our customer support and service operations.

We will need to significantly increase our revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we may not be able to continue this growth or achieve or maintain profitability. We may also fail to accurately estimate and assess increased operating expense requirements as we grow. If we fail to achieve and maintain profitability, our future capital raising efforts and planned growth of our business would be seriously harmed.

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

WE PLAN TO OFFER SCHOOLS ALTERNATE FEE STRUCTURES, AND OUR FUTURE REVENUES FROM THESE FEES ARE UNCERTAIN.

We plan to launch a new, untested fee structure. Our alternate fee structure for school customers will reduce or eliminate subscription fees which have traditionally represented a significant portion of our revenues. We have had insignificant advertising revenues to date, and we cannot assure you that customers will accept our alternate fee structure. Even if they accept the alternate fee structure, we cannot assure you that we will receive enough advertising revenues to make up for lost subscription fees. At present we do not have any contracts in place directly with advertisers.

Up to now, we have derived substantially all of our revenues through a combination of subscription and installation fees for our filtering services. Our subscription revenues were $26,000 for 1996, $548,000 for 1997 and $1.7 million for 1998 and our installation revenues were $82,000 for 1996, $570,000 for 1997 and $1.4 million for 1998. As a percentage of total revenues, subscription revenues represented 24% for 1996, 49% for 1997 and 56% for 1998.

THE MARKET FOR INTERNET ADVERTISING IS UNCERTAIN.

We expect to obtain a substantial amount of our revenues from internet advertising for the foreseeable future, but the demand and market acceptance for internet advertising are uncertain. No accepted standard currently exists to measure the effectiveness of internet advertising. Standard measurements may need to be developed to support and promote the internet as a significant advertising medium. Also, a number of different pricing methods are used to sell advertising on the internet. We cannot predict which of those pricing methods, if any, will emerge as the industry standard. Typically, internet advertising is conducted through the use of "click-through" advertising banners. Recent studies indicate that click-through rates have declined over the past year. Future revenues and the growth of our business will be seriously harmed if the market for internet advertising develops more slowly than expected or we are unable to adapt to new forms of internet advertising.

WE ARE UNABLE TO PREDICT OUR ADVERTISING REVENUES.

We have received insignificant advertising revenues to date and cannot predict our future advertising revenues. We expect our internet advertising revenues will fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. If we fail to obtain advertising or sponsorship contracts, or if our contracts are cancelled or renewed at lower rates, our business, financial condition and operating results will be seriously harmed. These factors include:

 - our ability to provide content attractive to our target audiences,

 - the development of our brand,

 - the level of user traffic on Bess and Searchopolis,

 - demand for internet advertising,

 - the use of internet advertising blocking software by customers and end users,

 - our ability to attract and retain advertisers,

 - the mix of types of advertising we sell and

 - the timing of initial set-up, engineering or development fees that may be paid in connection with larger advertising arrangements.

ADVERTISING IN SCHOOLS IS CONTROVERSIAL.

Advertising in schools is controversial and may generate negative publicity toward us and our sponsors. Some parents, teachers and public officials believe that advertisements in schools compromise the integrity of the educational environment. They argue that advertisements distract from learning and that classroom audiences are overly susceptible to marketing and advertising campaigns. We screen the advertisements generated through our contract with 24/7 Media which appear on Bess and Searchopolis in order to limit credit card and other types of advertising which we believe are inappropriate for classrooms. However, there can be no guarantee that we will succeed in preventing access to undesirable advertisements. For example, we cannot screen advertisements contained within Web pages retrieved through Bess or Searchopolis. The appearance of controversial advertisements through our services may diminish sponsors' interest in advertising with N2H2 and may result in significant negative publicity toward us among parents, teachers and students.

Our alternate fee structure for schools is based upon offering schools the choice between paying our current subscription fees or receiving our services at reduced rates or without charge in exchange for allowing us to display advertisements. It is possible that parents, teachers, students or the public at large will object to internet advertising. If they do, the resulting negative publicity could limit our ability to offer advertising-based pricing in the future, which would seriously limit the growth of our business and harm our financial condition and results of operations.

OUR EXPANSION INTO THE INTERNET PORTAL MARKET INVOLVES A NUMBER OF RISKS.

Our future revenue growth is greatly dependent upon the success and market acceptance of our current development efforts to enhance Searchopolis and our ability to derive advertising or other revenue from Searchopolis. In addition, we plan to market our enhanced version of Searchopolis to our existing and potential filtering service customers. Existing and potential customers may not use Searchopolis for a number of reasons, including an absence of desired capabilities or content or the failure of Searchopolis to be competitive with other internet searching services. Also, we must overcome significant obstacles in our expansion into the internet portal market, including:

 - competitors such as Yahoo! Inc., America Online, Inc., Netscape Communications Corporation, Lycos, Inc., Excite, Inc., Wired Digital, Inc. (HotBot), Infoseek Corporation and others that have more experience, better name recognition and greater resources,

 - the limited experience of our sales personnel in the internet portal market and

 - our limited experience in obtaining revenues from developing and marketing internet filtering search technology.

OUR QUARTERLY FINANCIAL RESULTS FLUCTUATE AND MAY BE AFFECTED BY SEASONAL VARIATIONS.

Our quarterly operating results have fluctuated significantly in the past and will continue to fluctuate in the future. Operating results vary depending on a number of factors, many of which are outside our control, including:

 - our educational services customers typically budget and purchase goods and services on a fiscal school year basis beginning in August of each year,

 - user traffic on our school customer systems has historically been lower during the summer and during year end vacation and holiday periods, and advertising revenues may be less during these periods,

 - we typically receive subscription payments in advance of the costs directly associated with delivery of monthly services over the term of the 12 month contract, making it difficult to associate costs with cash flows,

 - quarterly cash flows from subscription payments are difficult to forecast because the sales cycle, from initial evaluation to delivery of the services, varies substantially between customers and

 - as we expand our sales force, professional services personnel and research and development staff, our operating expenses will continue to rise.

Due to the combination of these and other factors, quarter to quarter comparisons of operating results are not meaningful or indicative of future performance. Further, it is possible that in some future quarter or quarters our operating results will not meet or exceed the expectations of public market analysts or investors. If that happens, or if adverse conditions prevail or are perceived to prevail, either for our business or the market generally, the market price of our common stock would be seriously harmed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Operating Results" for a discussion and comparison of our quarterly operating results.

OUR SUCCESS DEPENDS ON CONTINUED MARKET ACCEPTANCE AND OPERATION OF OUR INTERNET FILTERING SERVICES.

If we are unable to continue to solve our customers' internet content filtering problems, we will experience diminished revenues and the growth of our business will be impaired. We currently receive, and expect to continue to receive, a substantial portion of our revenues from our internet filtering services. Our future financial performance will depend, in part, upon the successful development, introduction and customer acceptance of new and enhanced versions of our internet filtering services. We cannot assure you that we will be successful in upgrading and continuing to sell our internet filtering services or that any new products or services that we may develop or acquire will achieve market acceptance. Any failure to upgrade our services or products or to maintain our market acceptance could seriously harm our business, financial condition and results of operations.

OUR FILTERING CATEGORIZATIONS ARE SUBJECTIVE, AND WE MAY FAIL TO FILTER ALL POTENTIALLY OBJECTIONABLE CONTENT.

We may not succeed in sufficiently filtering internet content to meet our customers' expectations. We rely upon a combination of automated filtering technology and human review to categorize Website content through our Bess filtering services and on Searchopolis, our filtered Web portal. The total number of Websites and partial Websites is growing rapidly. A partial Website is a graphic image, text or other visual appearing as a part of a full Webscreen display. We rely upon our staff of reviewers to place internet content into our 32 content categories. We cannot assure you that our filtering technologies will successfully block all potentially objectionable internet content. Our categorized database also may not contain substantially all of the material available on the internet fitting into any one of our content categories. In addition, our customers may not agree with our categorization determinations. Our failure to effectively categorize and filter internet content according to our customers' expectations would generate negative publicity which would impair the growth of our business and our efforts to increase brand awareness.

OUR ABILITY TO MANAGE GROWTH IS UNPROVEN.

Our growth is likely to continue to place a significant strain on our managerial, operational, financial and other resources. We have grown from 41 part and full time employees as of May 31, 1997, to 79 as of May 31, 1998 and to 154 as of May 31, 1999. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to:

 - implement additional management information systems,

 - develop further our operating, administrative, financial and accounting systems and controls,

 - hire additional personnel and

 - locate additional office space in the United States and internationally.

WE MAY FAIL TO COMPETE SUCCESSFULLY WITH OTHER PROVIDERS OF INTERNET FILTERING SERVICES.

The market for our services and products is intensely competitive and rapidly changing. Many of our competitors are larger and have substantially greater resources than us. Our primary competition comes from keyword, Universal Resource Locator and packet filtering software applications. These products are significantly less expensive than our filtering services and can often be downloaded for free over the internet.

We compete directly with a number of internet content management firms, including publishers and distributors of traditional media and general purpose consumer online services such as America Online and Microsoft Network. Although we believe the internet provides opportunities for more than one provider of content filtering services similar to ours, one or more of our competitors may eventually dominate the sector. Further, we have only recently begun to provide these services, and competitors' products and services may achieve greater market acceptance than ours.

We also compete for users and advertisers with virtually all Websites. Our competitors for users and advertisers include:

 - Web retrieval and other Web portal companies, such as Excite, Infoseek, Lycos, Yahoo! and Netscape and

 - Websites such as Disney.com, AOL.com and others that provide education and family oriented content.

We also compete with television, radio, cable and print media for a share of total advertising budgets.

Increased competition could result in price reductions, reduced profitability, or loss of market share, any of which would seriously harm our business, financial condition and results of operations.

WE WILL NEED TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS.

We depend on strategic relationships to offer services and products to a larger customer base than can be reached through our direct sales efforts. We have a strategic relationship with Inktomi for operating our filtering search technology. We also have other strategic content and marketing relationships with companies, including Looksmart Ltd., WinStar Communications, Inc., Fortres Grand Corporation and Netwave Technologies, Inc. Our plans for developing our international business rely on additional strategic relationships. We cannot assure you that we will be able to maintain and expand our strategic relationships or enter into new strategic relationships or that these new relationships will be on commercially reasonable terms.

If we are unable to maintain and expand our existing strategic relationships or enter into new strategic relationships, we will need to use substantially more resources to develop, distribute, sell and market our services and products than planned. We would also lose the customer introductions and co-marketing benefits that we anticipate from such strategic relationships. Our success will depend both on the success of the other parties to these relationships and on their ability to market our services and products successfully. Most of these companies have multiple strategic relationships, and we cannot assure you that they will regard their relationships with us as significant for their own businesses. If any of these firms fail to effectively promote our services or products, our business, financial condition and results of operations will be seriously harmed through decreased growth opportunities.

WE ARE DEPENDENT ON KEY INDIVIDUALS WHO MAY BE SUBJECT TO CONFLICTING DEMANDS.

Our success depends on the performance of our senior management, particularly Peter H. Nickerson, our President, Chief Executive Officer and Chairman of the Board, and Kevin E. Fink, our Chief Technology Officer. On May 10, 1999, we entered into employment agreements with Mr. Nickerson and Mr. Fink, and we subsequently entered into similar agreements with other members of senior management. The term of Mr. Nickerson's agreement is two years, and Mr. Fink's agreement is for an 18 month term. Both are renewable indefinitely. See "Management -- Employment Agreements" for a more complete description of the employment agreements. Mr. Nickerson is also a principal of Nickerson & Associates, an econometric and data management consulting company, and he performs consulting services for that firm that could impose conflicting demands on his time.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED AND EXPERIENCED EMPLOYEES.

We face a significant risk from a loss of any member of our senior management team or any key employee, particularly if they join or form a competitor. These risks relate mainly to:

 - the loss of such individual's skills and talent,

 - the resulting loss of existing or potential customers or

 - the unauthorized disclosure or use of our technical knowledge, practices, procedures or customer lists.

Loss of a key employee could seriously harm our business, financial condition and results of operations. We cannot assure you that in such an event we would be able to recruit personnel to replace our senior management in a timely manner and on acceptable terms.

We expect there will continue to be competition for experienced engineering, sales and consulting personnel, particularly in the internet market. Many of the companies we compete against for experienced personnel have greater resources than us. Competition in the Seattle area for these personnel is particularly intense, and we cannot assure you that we will be successful in attracting and retaining qualified personnel. As a result, our growth could be limited due to our lack of capacity to provide our services. We could also experience deterioration in service levels or decreased customer satisfaction. Either of these occurrences would seriously harm our business, financial condition and results of operations through increased costs of doing business and decreased demand for our services.

EXPANDING OUR INTERNATIONAL OPERATIONS EXPOSES US TO A NUMBER OF RISKS.

We currently have very limited international operations. Our installation and subscription revenues from customers outside the United States, primarily in the United Kingdom and Canada, represented approximately $84,000 in the fiscal year ended September 30, 1998, and $144,000 for the six months ended March 31, 1999. As a key component of our business strategy, we intend to expand our international sales and support operations, and for that purpose we hired a European operations director in June 1999. Our ability to expand our international operations is subject to a number of risks, including:

 - our ability to customize services for local markets and foreign languages,

 - laws and business practices favoring local competitors,

 - our dependence on local staff and vendors,

 - compliance with multiple, conflicting and changing governmental laws and regulations, including tax laws and regulations,

 - longer sales cycles,

 - possible delays or greater difficulty in accounts receivable collection,

 - import and export restrictions and tariffs and

 - uncertainties regarding transactions in foreign currencies.

Currently, we do not engage in or intend to engage in hedging. If we are unable to successfully manage the risks associated with our international operations, our international sales growth will be limited and our results of operations will be seriously harmed.

OUR SERVICES MAY HAVE LIMITED INTEROPERABILITY AND MAY NOT KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES.

We may fail to develop filtering services compatible with future operating systems, and we may not keep pace with technological advances. Our internet services are designed to operate with a variety of hardware and software used by our customers. Our school customers may use older operating systems, however, requiring us to maintain multiple service platforms at increased cost to us. In addition, we must continuously modify and enhance our services to keep pace with changes in hardware, software, communication, browser and database technology. Uncertainties about the timing and nature of vendors' new product announcements or their introduction or modification of operating systems would require increased research and development expenses. The failure of our services to operate effectively across existing and future versions of hardware and software used by customers would limit or reduce the market for our services, result in customer dissatisfaction and seriously harm our business, financial condition and results of operations.

WE HAVE LIMITED PROTECTION OF OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY.

We may fail to adequately protect our intellectual property and proprietary technology. Intellectual property is critical to our success, and we rely upon trademark, copyright and trade secret laws in the United States and other jurisdictions to protect our proprietary technology and brands. N2H2 and Bess are registered United States trademarks. We have also applied to register Searchopolis and Virtual Locker as trademarks. These trademark applications may not be granted. In addition, any of our trademarks may be challenged by others or invalidated through administrative process or litigation. None of our technology is patented, and we have no patent applications pending. Our proprietary search technology is protected by United States trade secret and copyright laws. We own and operate the servers that provide our filtering services. We protect our proprietary rights through the use of intellectual property agreements with employees and consultants covering confidentiality, nondisclosure and assignment of invention matters. Some of our former employees and consultants who may have had access to our proprietary information have not entered into these intellectual property agreements, although we believe that all intellectual property that is material to our business is covered by signed agreements. If we are wrong in this assessment, former employees could use our proprietary technology without our having an effective remedy, and our business would be seriously damaged.

WE ARE SUBJECT TO RISKS OF INFRINGEMENT.

Trademark, copyright and trade secret protection may not be available to us in every country in which our services are available. The laws of some foreign countries may not be as protective of intellectual property rights as United States laws, and mechanisms for enforcement of intellectual property rights may be inadequate. Despite our efforts to protect our proprietary rights, unauthorized parties may obtain, copy and use our proprietary technology. We expect that it will become more difficult to monitor use of our services as we increase our international presence. We cannot assure you that our means of protecting our proprietary technology and brands will be adequate or that our competitors will not independently develop similar technology.

WE ARE INVOLVED IN INTELLECTUAL PROPERTY DISPUTES AND CANNOT PREDICT THE LIKELIHOOD OR IMPACT OF AN UNFAVORABLE OUTCOME.

We are a defendant in two lawsuits recently filed in California. One lawsuit, filed by Spyglass, Inc. in June 1999, alleges patent infringement claims. The other lawsuit, filed by NextGen Development Corporation in May 1999, alleges misuse of proprietary information. We expect that as competition in the market for internet filtering increases and as the number of patents continues to increase, the potential for intellectual property claims against us will also increase. Prolonged litigation against us concerning alleged infringement would likely result in significant expense to us and divert the efforts of our management and development personnel, even if we are successful in that litigation. In the event of an adverse result, we could be required to do one or more of the following:


     -  pay substantial damages, including treble damages,



     -  permanently cease use of any infringing technology,



     - obtain a license for the technology or expend significant resources to develop noninfringing technology and

     - attempt to redesign our filtering services to avoid the infringement or to develop noninfringing technology.


Any limitation on our ability to market our services or products or any incurrence of substantial costs and delays associated with redesigning our services or products would seriously harm our business, financial condition and results of operations. See "Business -- Legal Proceedings" for further discussion of the two lawsuits filed against us.

THE YEAR 2000 MAY RESULT IN UNEXPECTED COMPUTER PROBLEMS.

We may face exposure and risk if the systems on which we depend to conduct our operations are not year 2000 compliant. The principal year 2000 risks we face include:

 - a failure of the systems we use to run our business,

 - a failure of systems and products used by our vendors or

 - an extensive breakdown of the internet and related loss of internet traffic due to telecommunications, energy or other infrastructure failure.

A failure in any of these areas could temporarily shut down our operations and seriously harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Year 2000" for additional discussion of how we have addressed Year 2000 compliance issues.

OUR SERVICES CREATE RISKS OF POTENTIAL NEGATIVE PUBLICITY AND LEGAL LIABILITY.

Because customers rely on our services for providing a content safe internet environment, any significant defects or errors in our services or products may result in negative publicity or legal claims. This negative publicity or any of these legal claims could seriously harm our business, financial condition and results of operations. In addition, our ability to maintain a log of internet data retrieval requests and the workstations from which they originated may result in negative publicity or claims based on potential privacy violations. Although our agreements with customers typically contain provisions designed to limit our exposure to potential legal liability, these limitation of liability provisions may not be completely effective. We have not experienced any liability claims to date, but we cannot assure you that we will not face this type of claim in the future. We maintain errors and omissions insurance, but we cannot assure you that this insurance coverage will adequately cover us for any claims.

OUR SYSTEMS MAY BE VULNERABLE TO SECURITY RISKS OR SERVICE DISRUPTIONS THAT COULD HARM OUR BUSINESS.

Our servers are vulnerable to physical or electronic break-ins and service disruptions, which could lead to interruptions, delays, loss of data or the inability to process user requests. Such events could be very expensive to remedy and could damage our reputation, discouraging existing and potential customers from using our services. In the past we have experienced unsuccessful attempts at electronic break-ins but we may experience break-ins in the future. Any such events could substantially harm our business, financial condition and results of operations.

In August 1998, we entered into an internet hosting agreement with Exodus Communications, Inc., which will maintain some of our servers through August 1999, with automatic one year renewals. Our operations depend on Exodus's ability to protect our systems against damage from fire, earthquake, power loss, flood, telecommunications failures, vandalism and other malicious acts and similar unexpected adverse events. Any major disruption in our services could diminish revenues, decrease customer and user confidence in our services and stunt the growth of our business.

WE MAY NOT BE ABLE TO DISTRIBUTE OUR SERVICES ABROAD DUE TO UNITED STATES EXPORT LAWS.

The encryption technology contained in our services and products is subject to United States export controls. Such export controls limit our ability to distribute certain encrypted services and products outside of the United States. While we take precautions against unlawful exportation, such exportation inadvertently may have occurred in the past or may occur from time to time in the future, subjecting us to potential liability. Future legislation or regulation may further limit the use of encryption technology that we can include in our services and products. In addition, foreign governments have import and domestic use laws and regulations that restrict the types of permitted encryption software distributed in their countries. Such regulations could alter the design, production, distribution and use of our services and products.

THE FUTURE ROLE OF THE INTERNET IN EDUCATION IS UNCERTAIN.

The success of our services and products will depend, in large part, on the continued broad use and acceptance of the internet as a source of information. Schools, teachers and parents may cease to consider the internet a viable research tool due to concerns over the potential exposure of students to unsuitable material, even with filtering services such as ours, or because of inadequate development of telecommunications and networking systems. The internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of internet activity or due to increased governmental regulation. Cutbacks in technology funding could also limit use of the internet in schools. If the necessary internet infrastructure and complementary products are not developed on a timely basis, or if school use of the internet experiences a significant decline, we may not be successful in growing our business and our financial condition and results of operations would be seriously harmed.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD ADD ADDITIONAL COSTS TO DOING BUSINESS ON THE INTERNET.

Currently, few laws or regulations specifically govern communications or commerce on the internet. Laws and regulations may be adopted in the future regarding user privacy, pricing and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting various types of information and content over the internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the internet.

WE MAY BE SUED FOR INFORMATION RETRIEVED FROM THE WEB.

We may be subject to claims relating to information available on our Website. These types of claims have been brought, sometimes successfully, against online services. We could also be subject to claims based upon the content that is accessible from our Websites through links to other Websites or through content and materials that may be posted by members in chat rooms or bulletin boards. We also offer e-mail services, which may subject us to liabilities resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Our general commercial liability insurance may not adequately protect us against these types of potential claims.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND WE EXPECT THAT ITS PRICE WILL BE VOLATILE.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiation among us and the representatives of the several underwriters based upon a number of factors and may not be indicative of the market price of our common stock following the offering. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to:

 - quarterly variations in operating results,

 - announcements of technological innovations or new services or products by us or our competitors,

 - changes in financial estimates by securities analysts,

 - our failure to meet or exceed analyst estimates and

 - other events or factors, many of which are beyond our control.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many internet companies and that often have been unrelated or disproportionate to the operating performance of these companies. A number of publicly traded technology companies have current market prices below their initial public offering price. Market fluctuations such as these may seriously harm the market price of our common stock. In the past, following periods of volatility in the marketplace for a company's securities, securities class action litigation often has been instituted. We would incur substantial costs and a diversion of management attention and resources resulting from such litigation, which would seriously harm our business, financial condition and results of operations.

AFTER THIS OFFERING, OUR OFFICERS, DIRECTORS AND SIGNIFICANT SHAREHOLDERS WILL STILL HAVE VOTING CONTROL.

Upon completion of this offering, 59.8% of our outstanding common stock will be beneficially owned by our directors, executive officers and each person or group that we know owns more than 5% of our common stock, together with the individuals or entities affiliated with them, assuming no exercise of outstanding warrants or stock options. These shareholders, if acting together, would be able to control substantially all matters requiring approval by our shareholders, including the election of all directors and approval of significant corporate transactions.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock. At the estimated initial public offering price of $11.00 per share, dilution to new investors will be $8.33 per share. Accordingly, if you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution. See "Dilution" for additional detail regarding the extent of your dilution.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING.

Although we intend to use the net proceeds of this offering for working capital and general corporate purposes, our management can spend the proceeds in ways with which our shareholders may not agree. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending determination of how the proceeds will be used, the net proceeds of this offering will be invested in short term, investment grade, interest bearing securities that may lose value. See "Use of Proceeds" for a description of how we intend to use the proceeds from this offering.

OUR FUTURE CAPITAL NEEDS ARE UNCERTAIN.

We may experience a material decrease in liquidity due to increased operating expenses, unforeseen capital requirements or other events and uncertainties. After that, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This may seriously harm our business and results of operations. See "Use of Proceeds," "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for descriptions of our historic and anticipated capital needs.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS.

Some provisions of our restated articles of incorporation and amended bylaws, as well as provisions of Washington law, make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. See "Description of Capital Stock -- Anti-takeover Effects of Provisions of Our Restated Articles, Amended Bylaws and Washington Law" for a description of when and how these provisions apply.

SUBSTANTIAL SALES OF SHARES MAY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.

Sales of a substantial number of shares of common stock after the offering could cause the market price of our common stock to fall. Such sales could make it more difficult for us to raise capital through the sale of additional equity securities. After completion of this offering, we will have 21,286,299 shares of common stock outstanding or subject to currently exercisable options or warrants or 21,961,299 shares if we issue shares upon exercise of the underwriters' over-allotment option. Most of our shareholders, option holders and warrant holders are limited by lock-up agreements restricting their ability to sell their N2H2 common stock. They cannot sell or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus without the written consent of CIBC World Markets Corp. 15,460,965 shares may be eligible for sale when the lock-up agreements expire. See "Shares Eligible for Future Sale" for further detail regarding the number of shares which may be sold and restrictions on those sales.

WE DO NOT INTEND TO PAY DIVIDENDS.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy" for a history of our dividend payments.

                           FORWARD-LOOKING STATEMENTS

We are of the opinion that some of the information contained in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. These statements include, among others, the following:

 - use of proceeds,

 - our alternate fee structures,

 - projected advertising revenues,

 - projected increases in sales and marketing, research and development and capital expenditures,

 - liquidity,

 - our expansion strategy into the home, corporate and international markets,

 - our enhancements of the Searchopolis portal and

 - our development of strategic relationships.

We have based these forward-looking statements on our current expectations and projections about future events.

Forward-looking statements typically are identified by the use of such terms as "may," "will," "expect," "believe," "anticipate," "estimate," "plan" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual growth and results could differ materially from those contained in the forward-looking statements due to a number of factors, including among others:

 - our inability to attract sufficient customers in the home, corporate or international markets, and

 - lack of acceptance of our alternate fee structures by our customers.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those found in the forward-looking statements.

In addition, this prospectus includes market data relating to us and the school, home and corporate internet markets. Some of this data was obtained from industry publications and reports, such as reports by International Data Corporation, The Annenberg Public Policy Center and Quality Education Data. These reports assume certain events, trends and activities will occur and they project information on those assumptions. We have not independently verified this data. Also, we have not sought the consent of all of these organizations to refer to their reports in this prospectus.

                                USE OF PROCEEDS

Our net proceeds from the sale of the 4,450,000 shares of common stock offered by us are estimated to be approximately $44.9 million based on an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full, our net proceeds are estimated to be $51.8 million. See "Underwriting." We will not receive any proceeds from the sale of common stock by the selling shareholders.

We plan to use the net proceeds of this offering for working capital and general corporate purposes. We estimate that these will include, but may not be limited to, the following:

 - approximately $14 million for increased domestic and international sales and marketing expenditures,

 - approximately $6 million for increased research and development expenditures,

 - approximately $5 million as general working capital and

 - approximately $20 million for capital expenditures made in the ordinary course of business, including approximately $8 million for filtering servers and approximately $10 million for enhancement of Searchopolis.

We may also use a portion of the net proceeds for acquisitions of businesses, products and technologies or the establishment of joint ventures that are complementary to our current and future business. From time to time we evaluate specific businesses, products or technologies that we may acquire, but there are no current agreements or understandings with respect to any such transactions.

This represents our current intentions regarding use of the net proceeds from this offering. Future events, as well as changes in economic, regulatory or competitive conditions in our business may result in our making changes in the use of these proceeds. Our management has broad discretion as to the allocation of the net proceeds of this offering. See "Risk Factors -- Our Management Has Broad Discretion Over the Use of Proceeds from this Offering" for a discussion of risks associated with our use of the proceeds.

Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest bearing securities.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not expect to do so in the foreseeable future. We anticipate that we will retain any future earnings to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors our board of directors deems relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of our liquidity and anticipated future operating expenses.

                                 CAPITALIZATION

The following table shows, as of March 31, 1999:

 - our actual capitalization,

 - our pro forma capitalization after giving effect to the private sale of additional common stock in May 1999, and the elimination of some of our long-term debt that has been repaid from the proceeds of that sale and

 - our pro forma capitalization as adjusted to reflect the sale of the 4,450,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The "actual" column in the table is based on shares outstanding as of March 31, 1999 and excludes:

 - 1,840,830 shares subject to options outstanding, with an average exercise price of $0.37 per share,

 - 465,000 shares that could be issued upon exercise of warrants outstanding, with an exercise price of $3.14 per share and

 - 93,000 shares of common stock that could be issued upon exercise of warrants, with an exercise price of $0.004 per share, which will be cancelled upon the completion of this offering.

On June 11, 1999, our shareholders approved an increase in the authorized number of shares to 50,000,000 shares of preferred stock and 250,000,000 shares of common stock. The capitalization information found in the table is qualified by, and should be read in conjunction with, our more detailed financial statements and notes to those statements appearing elsewhere in this prospectus.

                                                                        MARCH 31, 1999
                                                              ----------------------------------
                                                                                    PRO FORMA AS
                                                              ACTUAL    PRO FORMA     ADJUSTED
                                                              -------   ---------   ------------
                                                              (dollars in thousands, unaudited)
Short-term debt, including current portion(1)...............  $ 2,620    $   674      $   674
                                                              =======    =======      =======
Long-term debt, less current portion(1).....................      775        775          775
                                                              -------    -------      -------
Shareholders' equity (deficit)
  Preferred stock, no par value, 10,000,000 shares
     authorized, none issued and outstanding actual; no
     shares issued and outstanding pro forma and pro forma
     as adjusted............................................       --
  Common stock, no par value, 20,000,000 shares authorized;
     12,656,933 shares issued and outstanding actual;
     15,362,581 shares issued and outstanding pro forma;
     19,812,581 shares issued and outstanding pro forma as
     adjusted...............................................    5,181     14,981       59,875
  Deferred stock option compensation expense................     (658)      (658)        (658)
  Accumulated equity (deficit)..............................   (6,359)    (6,413)      (6,413)
                                                              -------    -------      -------
          Total shareholders' (deficit) equity..............   (1,836)     7,910       52,804
                                                              =======    =======      =======
            Total capitalization............................  $(1,061)   $ 8,685      $53,579
                                                              =======    =======      =======

---------------------------
(1) Includes capital lease obligations.

                                    DILUTION

N2H2's net tangible book value on March 31, 1999 was approximately $(1,836,000) or $(0.15) per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding before the offering.

After giving effect to adjustments relating to the private sale on May 11, 1999 of 2,705,648 shares of additional common stock resulting in net proceeds to the Company of $9.8 million, our pro forma net tangible book value was $7,910,000 or $0.52 per share.

Our net tangible book value, on a proforma basis as further adjusted for the sale of 4,450,000 shares of common stock offered by us in this offering after deducting underwriting discounts, commissions, and other estimated offering expenses would have been approximately $2.67 per share.

The following table illustrates the pro forma as adjusted increase in net tangible book value of $2.15 per share and the dilution, which is the difference between the offering price per share and net tangible book value per share, to new investors:

Initial public offering price per share.....................          $11.00
Pro forma net tangible book value per share before the
  offering..................................................  $0.52
Increase in net tangible book value per share attributable
  to the offering...........................................   2.15
                                                              -----
Pro forma as adjusted net tangible book value per share
  after giving effect to the offering.......................            2.67
                                                                      ------
Dilution per share to new investors in the offering.........          $ 8.33
                                                                      ======

The following table shows the difference between existing shareholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share. The table assumes that the initial public offering price will be $11.00 per share. Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 15,312,581 or 77.3% of the total number of shares of common stock outstanding after the offering. In addition, the sales by the selling shareholders will increase the number of shares held by new investors to 4,500,000 or 22.7% of the total number of shares of common stock outstanding after the offering. If the over-allotment option is exercised in full and sold by the selling shareholders, sales by the selling shareholders in this offering will increase the number of shares held by new investors to 5,175,000 or 26.1% of the total number of shares of common stock outstanding after the offering.

                                                SHARES                   TOTAL
                                              PURCHASED              CONSIDERATION
                                         --------------------    ---------------------    AVERAGE PRICE
                                           NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                         ----------   -------    -----------   -------    -------------
Existing shareholders..................  15,362,581     77.5%    $12,784,434     20.7%       $ 0.83
New investors..........................   4,450,000     22.5      48,950,000     79.3         11.00
                                         ----------    -----     -----------   ------
          Total........................  19,812,581    100.0%    $61,734,434    100.0%
                                         ==========    =====     ===========   ======

-------------------------
The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option or of any outstanding stock options or warrants after March 31, 1999. As of March 31, 1999, there were outstanding options to purchase 1,840,830 shares of common stock at an average exercise price per share of $0.37 and warrants to purchase an aggregate of 558,000 shares at an average exercise price per share of $2.62. You will suffer further dilution to the extent any of these options or these warrants are exercised.

                            SELECTED FINANCIAL DATA

This section presents selected historical financial data of N2H2. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.

We derived the statement of operations data for the fiscal years ended September 30, 1996, 1997 and 1998 and balance sheet data as of September 30, 1997 and 1998, from the audited financial statements in this prospectus. The selected balance sheet data found below for us as of September 30, 1996 is derived from our audited financial statements not included in this prospectus. Those financial statements were audited by PricewaterhouseCoopers LLP, independent accountants. We derived the statements of operations data for the six months ended March 31, 1998 and 1999 and balance sheet data as of March 31, 1998 and 1999 from the unaudited financial statements included in this prospectus. We believe that the unaudited historical statements contain all adjustments needed to present the information included in those statements and that the adjustments made consist only of normal recurring adjustments. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete discussion and analysis of the selected financial data presented below.

                                                                                 SIX MONTHS ENDED
                                        FISCAL YEAR ENDED SEPTEMBER 30,             MARCH 31,
                                      ------------------------------------   ------------------------
                                         1996         1997         1998         1998         1999
                                      ----------   ----------   ----------   ----------   -----------
                                        (dollars in thousands, except per share dat(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues............................  $      108   $    1,118   $    3,078   $    1,298   $     2,605
Cost of revenues....................          78          302        1,153          453         1,254
                                      ----------   ----------   ----------   ----------   -----------
Gross profit........................          30          816        1,925          845         1,351
Operating expenses:
  Sales and marketing...............         263          605        1,752          679         1,535
  Research and development..........          91          371          614          252           394
  General and administrative........         493          602        1,869          483         1,190
                                      ----------   ----------   ----------   ----------   -----------
          Total operating
            expenses................         847        1,578        4,235        1,414         3,119
                                      ----------   ----------   ----------   ----------   -----------
Operating loss......................        (817)        (762)      (2,310)        (569)       (1,768)
Interest expense, net...............         (10)        (119)        (287)        (110)         (247)
                                      ----------   ----------   ----------   ----------   -----------
Net loss............................  $     (827)  $     (881)  $   (2,597)  $     (679)  $    (2,015)
                                      ==========   ==========   ==========   ==========   ===========
Basic and diluted net loss per
  share(1)..........................  $    (0.11)  $    (0.10)  $    (0.30)  $    (0.08)  $     (0.19)
                                      ==========   ==========   ==========   ==========   ===========
Basic and diluted weighted average
  shares outstanding(1).............   7,316,858    8,389,878    8,687,435    8,686,411    10,758,005

                                                 SEPTEMBER 30,                      MARCH 31,
                                      ------------------------------------   ------------------------
                                         1996         1997         1998         1998         1999
                                      ----------   ----------   ----------   ----------   -----------
                                                          (DOLLARS IN THOUSANDS)   (UNAUDITED)
BALANCE SHEET DATA:
Cash................................  $      128   $       71   $      121   $       88   $     1,384
Working capital (deficit)...........          27         (829)      (2,234)        (910)       (3,051)
Property and equipment, net.........         163          453        1,271          772         2,045
Total assets........................         400          784        1,848        1,034         4,285
Long-term obligations, excluding
  current portion(2)................         544          826        1,942        1,781           775
Total shareholders' deficit.........        (352)      (1,201)      (2,904)      (1,880)       (1,836)

---------------------------
(1) See Note 10 of the Notes to Financial Statements for an explanation of the determination of the number of shares used in computing the share data.

(2) Includes capital lease obligations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this section together with the financial statements and other financial information included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in these forward-looking statements.

OVERVIEW

N2H2 develops and provides internet filtering solutions to schools, homes, internet service providers, corporations and other organizations. Our services enable our customers to limit access to the internet by allowing them to select their own filter criteria from our 32 areas of categorized internet content. Our categories range from pornography, hate and bomb construction to gambling and games. Our filtering solutions require minimal customer effort for installation and maintenance. In addition, our proxy-server based system updates our clients' filtering criteria on a daily basis to reflect the continual addition or modification of new or existing Websites on the internet.

We recently introduced Searchopolis, our education oriented internet portal. We created Searchopolis to maximize the educational capabilities of the internet for students, teachers, parents and administrators by aggregating internet based educational content in one place. Searchopolis was designed to work in conjunction with our award winning filtering search technology and is available at www.searchopolis.com to any internet user who wants access to a safe, educationally oriented internet portal.

We were incorporated in June 1995 and introduced the industry's first proxy server based internet filter in September 1995. As of May 31, 1999, we had accomplished the following:

 - provide filtering service to approximately 7.3 million students in approximately 8,000 schools in the United States and Canada.

 - individually reviewed and categorized over 2.2 million Websites and partial Websites,

 - created a database of 32 categories of internet content that can be selected for filtering by our customers,

 - had users access approximately 349 million Web pages through our services in the month of May 1999,

 - installed and shipped approximately 725 internet filtering proxy servers in the United States, Canada, Australia, United Kingdom, Germany, Chile, Mexico, India and Bermuda,

 - introduced our education portal, Searchopolis.com, in October 1998,

 - provided our services to approximately 150,000 homes through approximately 190 internet service providers,

 - entered into strategic corporate relationships with Inktomi, Looksmart and others and

 - grown to 154 employees, including 92 full time and 62 part time employees.

Since inception, we have derived substantially all of our revenues through a combination of subscription and installation fees from our internet filtering services. Customers pay a one-time installation fee and enter into a subscription contract, which is typically 12 months in duration. We recognize installation revenues upon shipment of our servers and subscription revenues on a straight line basis over the life of the subscription contract term.

We plan to offer alternate fee structures to our school customers that will give them the choice of paying our recurring subscription fees or receiving our filtering services at reduced rates or without charge in exchange for allowing us to sell sponsorship rights to advertisers and to make Searchopolis the default search engine on their networks. To the extent our customers do choose to accept advertising from our sponsors, we will lose some or all of our subscription revenues from those customers. Our customers may not accept our alternate fee structures, and the impact on our revenues is unpredictable.

We are expanding our services to the education and other markets with Searchopolis. We expect Searchopolis to generate additional advertising revenues as well as revenues from offering specialized communication features including access-controlled, filtered e-mail, an easy-to-use calendar, Virtual Locker, access to monitored chat rooms and various teacher tools including GradeChecker.

To date, we have derived only limited internet advertising revenues from indirect sales of advertisements on Searchopolis by our advertising partner, 24/7 Media, Inc. In the future, we expect to obtain a greater proportion of our revenues from the direct and indirect sale of internet advertising. We expect that these sales will be made to companies that advertise their products and services over the internet to our target market of K-12 students. We currently offer advertisers various sizes and types of advertising on Searchopolis through 24/7 Media. In the future, we expect to offer additional advertising as part of our marketing of our internet filtering services and advanced communication tools. We recognize advertising revenues, net of any commissions paid to an advertising agency, in the period that the advertisement is displayed. We intend to continue to increase the number and scope of our relationships with advertising partners, such as 24/7 Media, as well as to significantly increase the size of our internal advertising sales organization.

We have a limited operating history and our prospects are subject to the risks, expenses and difficulties encountered by companies in the new and rapidly evolving internet market. We have incurred significant net losses and negative cash flows from operations since inception and, as of March 31, 1999, had incurred operating losses of approximately $6.4 million. These losses have been funded primarily through the issuance of common stock and debt. We intend to continue to invest heavily in sales and marketing, technology and our operating infrastructure. As a result, we expect to incur substantial net losses for the foreseeable future. Historically low inflation rates over the past three years have had an immaterial impact on our revenues and costs. In addition, neither our prices nor those of our principal suppliers have changed significantly over the past three years.

In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful. You should not rely upon this information as an indication of future performance.

Revenues. We generate our revenues from installation, subscription and advertising fees. Our increasing revenues over the period to period comparisons which follow have been due primarily to increased sales volume. While installation revenues are typically higher in the summer months, we expect advertising revenues to be significantly affected by the reduction of internet use by schools and K-12 students during the summer months. User traffic on our school customer systems has historically been lower during the summer and during year-end vacation and holiday periods, and advertising revenues will likely be less during these periods.

Cost of revenues. Cost of revenues consists of the costs of Website review, depreciation of servers which we own and are installed at customer locations, technical installation and support and telecommunications costs. Since April 1999, we have included search processing and hosting fees as cost of revenues in recognition of advertising revenues received. These costs consist of expenses incurred with outside providers of search engine and Web hosting services, including Inktomi and Exodus. We expect that our costs of revenues will vary from period to period and may increase as a percentage of revenues in future quarters as we expand our operations and offer alternate fee structures to our school customers. Expanding our operations will also entail additional customer support personnel and Web site review costs. We anticipate that our alternate fee structures will increase Searchopolis traffic and require us to incur additional search processing and hosting costs.

Sales and marketing. Sales expenses consist primarily of salaries, commissions and bonuses. Marketing expenses consist primarily of salaries, marketing brochures, trade shows, direct mailing programs, advertising, public relations and travel. We believe that a significant increase in sales and marketing efforts is essential for us to continue to improve our market position. We anticipate using approximately $14 million of the net proceeds from this offering for increased domestic and international sales and marketing expenditures. Of that, approximately $11.5 million may be directed domestically towards hiring additional direct customer sales staff, advertising staff and expanding marketing programs. The remaining $2.5 million may be targeted toward increased international sales and marketing expenditures including hiring European representatives. We anticipate that these increased sales and marketing efforts would be carried out over the next two to three years.

Research and development. Research and development expenses consist primarily of salaries and benefits for software developers, consulting fees, facilities costs and equipment depreciation. In the development of new products and enhancement of existing products, the technological feasibility of the service is not established until substantially all product development is complete. Accordingly, development costs and all costs related to internal research and development have been expensed as incurred. We anticipate using approximately $6 million of the net proceeds from this offering for increased research and development expenditures, primarily through the hiring of additional engineers and other technical staff. Increased research and development expenditures may be directed towards development of enhancements of our filtering technologies, communications tools for Searchopolis and other future service enhancements not presently defined.

General and administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for our executive, finance, human resources and administrative personnel, third party professional service fees and allocation of our facilities and depreciation expenses. We expect to incur additional costs related to managing the financial, legal and administrative aspects of our business. We also expect general and administrative expenses to increase in the future, reflecting growth in our operations and the costs associated with being a public company.

Income Taxes. Prior to May 1999 we were an S corporation for federal income tax purposes, and effective May 11, 1999, became a C corporation. As a C corporation, we are subject to income tax at the corporate level to the extent we have generated net income. Any operating losses we incur will result in net operating loss carryforwards available to offset future taxable income. A full valuation allowance will be recorded against any deferred tax assets available to us for use in future periods because realization of these assets is primarily dependent on generating taxable net income in the future. We do not believe that the change to C corporation status will have a material impact on our financial position, results of operations or liquidity in future periods.

RESULTS OF OPERATIONS

The following table sets forth selected statement of operations data as a percentage of total revenues for the periods indicated:

                                                                                   SIX MONTHS
                                                      FISCAL YEAR ENDED              ENDED
                                                        SEPTEMBER 30,              MARCH 31,
                                                   ------------------------      --------------
                                                   1996      1997      1998      1998      1999
                                                   ----      ----      ----      ----      ----
                                                                                  (Unaudited)
Revenues.........................................   100%     100%      100%      100%      100%
Cost of revenues.................................    72       27        37        35        48
                                                   ----      ---       ---       ---       ---
Gross profit.....................................    28       73        63        65        52
                                                   ----      ---       ---       ---       ---
Operating expenses:
  Sales and marketing............................   244       54        57        52        59
  Research and development.......................    84       33        20        20        15
  General and administrative.....................   457       54        61        37        46
                                                   ----      ---       ---       ---       ---
Total operating expenses.........................   785      141       138       109       120
                                                   ----      ---       ---       ---       ---
Operating loss...................................  (757)     (68)      (75)      (44)      (68)
Interest expense, net............................    (9)     (11)       (9)       (8)       (9)
                                                   ----      ---       ---       ---       ---
Net loss.........................................  (766)%    (79)%     (84)%     (52)%     (77)%
                                                   ====      ===       ===       ===       ===

SIX MONTHS ENDED MARCH 31, 1999 COMPARED TO SIX MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

Revenues. Our revenues increased by $1.3 million, or 101%, to $2.6 million for the six months ended March 31, 1999, from $1.3 million for the six months ended March 31, 1998. This increase was due primarily to increased sales of filtering services. Revenues from installations increased by $410,000, or 75%, to $960,000 for the six months ended March 31, 1999, from $550,000 for the six months ended March 31, 1998. Subscription revenues increased by $877,000, or 117%, to $1.6 million for the six months ended March 31, 1999, from $748,000 for the six months ended March 31, 1998. We began recognizing advertising revenues of approximately $21,000 in the six months ended March 31, 1999. As our revenue base increases, we do not believe we can sustain our historical percentage growth rates of revenue.

Cost of revenues. Our cost of revenues increased by $801,000, or 177%, to $1.3 million for the six months ended March 31, 1999, from $453,000 for the six months ended March 31, 1998. Cost of revenues as a percentage of total revenues increased to 48% for the six months ended March 31, 1999, from 35% for the six months ended March 31, 1998. These increases were due primarily to increases in customer support personnel costs.

Sales and marketing. Sales and marketing expenses increased by $856,000, or 126%, to $1.5 million for the six months ended March 31, 1999, from $679,000 for the six months ended March 31, 1998. This increase was primarily due to the hiring of additional sales and marketing personnel. Sales and marketing expenses as a percentage of revenues increased to 59% for the six months ended March 31, 1999, from 52% for the six months ended March 31, 1998.

Research and development. Research and development expenses increased by $142,000, or 56%, to $394,000 for the six months ended March 31, 1999, from $252,000 for the six months ended March 31, 1998. Research and development expenses for the six months ended March 31, 1999, were related primarily to the continued development of our filtering and Searchopolis services. In future quarters, we expect research and development expenses to increase in amount and to vary as a percentage of revenues. Research and development expenses as a percentage of revenues decreased to 15% for the six months ended March 31, 1999, from 20% for the six months ended March 31, 1998.

General and administrative. General and administrative expenses increased by $707,000, or 146%, to $1,190,000 for the six months ended March 31, 1999, from $483,000 for the six months ended March 31, 1998. This increase was primarily due to increased personnel costs to support the continued growth of our business and non-cash stock compensation costs in the amount of $306,000 associated with common stock and options issued during the period. General and administrative expenses as a percentage of revenues was 46% for the six months ended March 31, 1999 and 1998.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1997

Revenues. Our revenues increased by $2.0 million, or 175%, to $3.1 million for the fiscal year ended September 30, 1998, from $1.1 million for the fiscal year ended September 30, 1997. Installation and subscription revenues accounted for substantially all the revenues for the fiscal year ended September 30, 1998. Installation revenues increased $784,000, or 138%, to $1.4 million for the fiscal year ended September 30, 1998, from $570,000 for the fiscal year ended September 30, 1997. Installation revenues accounted for 44% of total revenues for the fiscal year ended September 30, 1998, compared to 51% for the fiscal year ended September 30, 1997. The increase in installation revenues was due primarily to sales to new customers. Subscription revenues increased by $1.2 million, or 215%, to $1.7 million for the fiscal year ended September 30, 1998, from $548,000 for the fiscal year ended September 30, 1997. Subscription revenues as a percentage of total revenues increased to 56% for the fiscal year ended September 30, 1998, compared to 49% for the fiscal year ended September 30, 1997. Subscription revenues increased at a higher rate than installation revenues primarily due to renewals of subscription contracts by existing customers.

Cost of revenues. Cost of revenues increased by $851,000, or 282%, to $1.2 million for the fiscal year ended September 30, 1998, from $302,000 for the fiscal year ended September 30, 1997. Cost of revenues as a percentage of total revenues increased to 37% for the fiscal year ended September 30, 1998, compared to 27% for the fiscal year ended September 30, 1997. The increase was due primarily to increases in customer support personnel costs.

Sales and marketing. Sales and marketing expenses increased by $1.2 million, or 190%, to $1.8 million for the fiscal year ended September 30, 1998, from $605,000 for the fiscal year ended September 30, 1997. This increase was primarily due to the hiring of additional sales and marketing personnel. Sales and marketing expenses represented 57% of our total revenues for the fiscal year ended September 30, 1998 and 54% of our total revenues for the fiscal year ended September 30, 1997.

Research and development. Research and development expenses increased by $243,000, or 66%, to $614,000 for the fiscal year ended September 30, 1998, from $371,000 for the fiscal year ended September 30, 1997. This increase was primarily due to an increase in the number of software developers and technical personnel supporting development of our filtering and Searchopolis services. Our research and development expenses as a percentage of revenues decreased to 20% for the fiscal year ended September 30, 1998, from 33% for the fiscal year ended September 30, 1997. This decrease was due primarily to increased revenues.

General and administrative. General and administrative expenses increased by $1,267,000, or 210%, to $1.8 million for the fiscal year ended September 30, 1998, from $602,000 for the fiscal year ended September 30, 1997. This increase was primarily due to the addition of personnel to support the growth of our business and non-cash deferred stock compensation costs in the amount of $819,000 associated with warrants and options granted during the period. General and administrative expenses as a percentage of revenues increased to 61% in the fiscal year ended September 30, 1998, from 54% in the fiscal year ended September 30, 1997. We expect that our general and administrative expenses will continue to increase in amount in the future as we continue to build our administrative staff and operating infrastructure.

FISCAL YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1996

Revenues. Our revenues increased by $1.0 million, or 936%, to $1.1 million for the fiscal year ended September 30, 1997, from $108,000 for the fiscal year ended September 30, 1996. This increase reflects both the effects of the increasing number of servers installed and subscription renewals. Installation and subscription revenues accounted for substantially all the revenues for the fiscal year ended September 30, 1997. Installation revenues increased by $488,000, or 595%, to $570,000 for the fiscal year ended September 30, 1997, from $82,000 for the fiscal year ended September 30, 1996. Installation revenues accounted for 51% of total revenues for the fiscal year ended September 30, 1997, compared to 76% for the fiscal year ended September 30, 1996. Subscription services revenues increased by $522,000, or 2,008%, to $548,000 for the fiscal year ended September 30, 1997, from $26,000 for the fiscal year ended September 30, 1996. Subscription revenues as a percentage of total revenues increased to 49% for the fiscal year ended September 30, 1997, compared to 24% for the fiscal year ended September 30, 1996.

Cost of revenues. Cost of revenues increased by $224,000, or 289%, to $302,000 for the fiscal year ended September 30, 1997, from $78,000 for the fiscal year ended September 30, 1996. This increase was primarily due to an increase in the number of Website reviewers. Cost of revenues as a percentage of total revenues decreased to 27% for the fiscal year ended September 30, 1997, compared to 72% for the fiscal year ended September 30, 1996. This decrease was primarily due to increased revenues.

Sales and marketing. Sales and marketing expenses increased by $342,000, or 130%, to $605,000, for the fiscal year ended September 30, 1997, from $263,000 for the fiscal year ended September 30, 1996. This increase was primarily due to the hiring of additional sales and marketing personnel. Sales and marketing expenses as a percentage of total revenues decreased to 54% for the fiscal year ended September 30, 1997, compared to 244% for the fiscal year ended September 30, 1996, primarily due to increased revenues.

Research and development. Research and development expenses increased by $280,000, or 307%, to $371,000 for the fiscal year ended September 30, 1997, from $91,000 for the fiscal year ended September 30, 1996. This increase was primarily due to an increase in the number of software developers and technical personnel supporting development of our filtering services. Our research and development expenses as a percentage of total revenues decreased to 33% for the fiscal year ended September 30, 1997, compared to 84% for the fiscal year ended September 30, 1996.

General and administrative. General and administrative expenses increased by $109,000, or 22%, to $602,000 for the fiscal year ended September 30, 1997, from $493,000 for the fiscal year ended September 30, 1996. This increase was primarily due to increases in consulting fees paid. General and administrative expenses as a percentage of total revenues decreased to 54% for the fiscal year ended September 30, 1997, compared to 457% for the fiscal year ended September 30, 1996, primarily because of the growth in revenues.

SELECTED QUARTERLY OPERATING RESULTS

The following table sets forth unaudited quarterly statement of operations data for the six quarters ended March 31, 1999, as well as the percentage of our revenues represented by each item. This data has been derived from unaudited financial statements that have been prepared on the same basis as our audited financial statements and, in our opinion, includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our audited financial statements and the notes to those statements included elsewhere in this prospectus.

We have incurred operating losses since inception and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. We believe that future operating results will be subject to quarterly fluctuations, and, as a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period. See "Risk

Factors -- Our Quarterly Financial Results Fluctuate and May Be Affected by Seasonal Variations" for a description of the risks associated with quarterly fluctuations.

                                                               THREE MONTHS ENDED
                                 ------------------------------------------------------------------------------
                                 DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                     1997         1998        1998         1998            1998         1999
                                 ------------   ---------   --------   -------------   ------------   ---------
                                                       (DOLLARS IN THOUSANDS, UNAUDITED)
Revenues.......................     $ 604         $ 694      $ 675        $1,105          $1,189       $ 1,416
Cost of revenues...............       201           252        317           383             532           722
                                    -----         -----      -----        ------          ------       -------
Gross profit...................       403           442        358           722             657           694
Operating expenses:
  Sales and marketing..........       286           393        481           592             638           897
  Research and development.....       116           136        175           187             186           208
  General and administrative...       244           239        316         1,070             328           862
                                    -----         -----      -----        ------          ------       -------
     Total operating expense...       646           768        972         1,849           1,152         1,967
Operating loss.................      (243)         (326)      (614)       (1,127)           (495)       (1,273)
Interest expense, net..........       (50)          (61)       (54)         (122)           (155)          (92)
                                    -----         -----      -----        ------          ------       -------
Net loss.......................     $(293)        $(387)     $(668)       $(1,249)        $ (650)      $(1,365)
                                    =====         =====      =====        ======          ======       =======
PERCENTAGE OF REVENUES
Revenues.......................       100%          100%       100%          100%            100%          100%
Cost of revenues...............        33            36         47            35              45            51
                                    -----         -----      -----        ------          ------       -------
Gross profit...................        67            64         53            65              55            49
Operating expenses:
  Sales and marketing..........        47            57         71            54              54            63
  Research and development.....        19            20         26            17              16            15
  General and administrative...        41            34         47            97              27            61
                                    -----         -----      -----        ------          ------       -------
     Total operating expense...       107           111        144           168              97           139
Operating loss.................       (40)          (47)       (91)         (103)            (42)          (90)
Interest expense, net..........        (8)           (9)        (8)          (11)            (13)           (7)
                                    -----         -----      -----        ------          ------       -------
Net loss.......................       (48)%         (56)%      (99)%        (114)%           (55)%         (97)%
                                    =====         =====      =====        ======          ======       =======

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have funded our operations primarily through private sales of equity securities, the use of short-term and long-term debt and capital leases. As of March 31, 1999, we had cash and cash equivalents of $1.4 million.

Our operating activities resulted in net cash outflows of $304,000 in 1996 and $427,000 in 1997 and a net cash inflow of $286,000 in 1998. For the six months ended March 31, 1999, our operating activities resulted in a net cash outflow of $1.4 million. The operating cash outflows in 1996, 1997 and the six months ended March 31, 1999 resulted from net operating losses and increases in accounts receivable due to increased sales. The operating cash inflow in 1998 resulted primarily from increases in prepayment of subscription fees, accounts payable and accrued liabilities.

Capital expenditures, excluding those under capital leases, totaled $121,000, $230,000 and $383,000 in 1996, 1997 and 1998 and $416,000 in the six months ended March 31, 1999. We anticipate that we will continue to experience an increase in capital expenditures consistent with our anticipated growth in installations of new proxy servers and purchases of equipment in support of our increasing operations, administrative infrastructure and personnel.

Our financing activities provided $545,000 in 1996, $600,000 in 1997 and $147,000 in 1998 and $3.1 million in the six months ended March 31, 1999. For 1996, cash provided by financing activities consisted primarily of $275,000 received in connection with the sale of common stock and $285,000 in proceeds from long-term borrowings, reduced by $15,000 in payments on capital lease obligations. For 1997, cash provided by financing activities consisted primarily of $631,000 in proceeds from long-term borrowings, reduced by $31,000 in payments on capital lease obligations. For 1998, cash provided by financing activities consisted primarily of $210,000 in proceeds from long-term borrowings, reduced by $51,000 in payments on capital lease obligations and repayments of notes payable. For the six months ended March 31, 1999, cash provided by financing activities consisted primarily of $2.0 million received in connection with the sale of common stock and warrants and $2.0 million in proceeds from long-term debt borrowings, less $201,000 of payments under capital lease obligations and $669,000 of repayments on notes payable.

On April 30, 1999, we entered into a term loan and revolving line of credit agreement with Imperial Bank. The term loan is secured by a first priority claim against all of our unpledged assets. The term loan provides for maximum borrowings of $2.0 million if specified conditions are met. The revolving line of credit provides for draws of 80% of accounts receivable assigned as security up to a maximum short-term borrowing of $2.0 million if specified conditions are met. As of July 7, 1999, the amount available for borrowing under the term loan and revolving line of credit totaled $1.8 million. Advances on the term loan bear interest on the outstanding daily balance at N2H2's election at the rate of either (a) 1.0% above the prime rate as announced by Imperial Bank or (b) at a rate equal to the LIBOR plus 400 basis points. Advances on the revolving line of credit bear interest on the outstanding daily balance at a rate of 0.5% above the prime rate as announced by Imperial Bank.

On May 11, 1999, we completed a private equity financing in which we raised $10.0 million through the sale of 2,705,648 shares of common stock at a price per share of $3.70. This private financing was conducted to retire $2.0 million in outstanding long-term debt and to ensure our ability to fund increased marketing and installation activities at the beginning of the 1999 academic summer recess, a crucial marketing period for us.

We intend to substantially increase our operating expenses in 1999 and beyond as we:

 - enter new markets with our services and further develop our sales channels and international sales presence,

 - introduce an enhanced version of Searchopolis with new communication tools and incur increased depreciation costs for equipment supporting Searchopolis,

 - incur increased depreciation expenses related to installing additional servers in customer networks,

 - hire additional software development, sales and marketing, and general and administrative personnel,

 - implement new and upgraded operational and financial systems, procedures and controls,

 - assume the responsibilities of being a public company and

 - expand our customer support and service operations.

These increased operating expenses, together with capital expenditures related to filtering servers and enhancement of Searchopolis, will consume a significant amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds of this offering, together with cash from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a larger credit facility. The sale of additional equity or convertible debt securities would result in additional dilution to our shareholders. The incurring of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See "Risk Factors -- Our Future Capital Needs Are Uncertain" for a description of risks associated with a decrease in liquidity.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 128, "Earnings Per Share" issued February 1997, requires presentation of earnings per share on a basic and diluted earnings per share basis. Our earnings per share for all periods presented have been stated to reflect the adoption of SFAS No. 128. Under the provisions of SFAS No. 128, basic earnings per share is calculated as income available to common shareholders divided by the weighted average number of shares of common stock and common stock equivalents outstanding during the period, including options and warrants computed using the treasury stock method.

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance for an enterprise on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for our fiscal year 1999. We anticipate that accounting for transactions under SOP 98-1 will not have a material impact on our financial condition or results of operations.

THE YEAR 2000

Background of year 2000 issues. Many currently installed computer systems and software products are unable to distinguish between 20th century dates and 21st century dates because such systems were developed using two digits rather than four to determine the applicable year. For example, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This error could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with "year 2000" requirements.

Our internal systems. Our business is dependent on the operation of numerous systems that could potentially be affected by year 2000 related problems. Those systems include, among others, hardware and software systems used by us to deliver products and services to our customers, communications networks such as the internet and private intranets, the internal systems of our customers and suppliers, software portions of products licensed to customers, the hardware and software systems used internally by us in the management of our business and non-information technology systems and services used by us in the management of our business, such as power, telephone systems and building systems.

Our network is critical to providing top quality, reliable service to our customers. Our goal is to maintain this quality and provide uninterrupted service through the turn of the century. Our year 2000 program is enterprise-wide and is focused on the following interrelated categories, which include both software and hardware critical to maintaining uninterrupted service to our customers:

 - our own computer networks and proxy server equipment,

 - applications, products and services we have developed,

 - external interfaces of our networks and applications,

 - our customers' information technology platforms that support our applications,

 - other information and computer systems which are essential to conduct business but that do not affect our ability to provide services and products to customers and

 - our non-information technology infrastructure.

Our readiness. The key milestones to our year 2000 program have been internal and external assessment, testing and repair. We have completed both our internal and external year 2000 compliance assessment.

We believe that we have identified and reviewed the internally and externally developed software that supports the development and delivery of our services and products or is necessary to maintain our administration, sales and accounting functions. We have completed our assessment of this software and have made the changes we consider necessary.

Costs of addressing year 2000 compliance. To date, we have spent an immaterial amount on year 2000 compliance. We do not believe the cost of preparing for year 2000 compliance will exceed $50,000, exclusive of labor costs not specifically allocated to year 2000 compliance matters. If we are wrong, we could face additional unexpected expenses to fix any year 2000 problems.

Our external products vendors and systems. We use third party equipment and software that may not be year 2000 compliant. We have reviewed our externally purchased network elements, including switches, routers, proxy servers and network control points and do not believe they will be affected by year 2000 concerns. We identified our fax server software as noncompliant and have replaced it with a compliant version. We have also reviewed other systems that are important to our business such as telecommunications, energy and environmental management. We identified no significant problems associated with year 2000 issues in these systems. While not all our vendors have delivered assurances that they will be year 2000 compliant, we have not encountered any material year 2000 problems with servers, software or information systems provided to us by third parties.

Contingency planning. We have not developed a formal year 2000 contingency plan. Based on our assessment to date and our readiness activities, we do not anticipate needing to develop such a plan. As part of the overall growth of our network services, we are increasing our telecommunication bandwidth capabilities and purchasing and distributing servers to multiple locations. These plans, while not specific to the year 2000 issue, could mitigate unforeseen year 2000 problems by establishing redundancy in our system.

                                    BUSINESS

INTRODUCTION

N2H2 is a leading provider of internet content filtering services to schools. We are now extending the availability of our filtering services into increasing numbers of homes, through approximately 190 internet service providers, and to corporations and other organizations. We were the first company to offer a server-based internet filtering solution for a customer's computer network. With Bess, our flagship product, we currently provide filtering services to approximately 7.3 million students in approximately 8,000 schools in the United States and Canada. To capitalize on our existing base of school customers, we introduced our education oriented internet portal called Searchopolis, which is designed to appeal to K-12 students. Searchopolis incorporates our award winning filtering search technology and is available at www.searchopolis.com to any internet user who wants access to a safe, educationally enriched internet portal. We began our operations in 1995 and are incorporated in Washington state.

Our filtering services enable our school and other customers to limit access to the internet by allowing them to select from among 32 content categories, including pornography, profanity, hate crime advocacy, drugs, violence, weapons instruction and other potentially unsuitable material. Customer control over the selection of filtering criteria for internet content is one of the key features of our filtering solutions. Our customers include:

 - the statewide networks serving most of the public schools in

        - Ohio,
        - Tennessee,
        - Maine,
        - Oklahoma and
        - Wisconsin, and

 - school systems in areas such as

        - Los Angeles County,
        - Baltimore,
        - Boston,
        - Calgary,
        - Seattle,
        - Stockton and
        - Tampa.

During May 1999, students and teachers accessed approximately 349 million Web pages through Bess. We believe the number of users accessing the internet through our filtering services presents a significant opportunity for us to sell advertising to sponsors who wish to reach K-12 students.

We intend to promote Searchopolis as the premier education oriented portal, capitalizing on our existing base of school customers using Bess to filter internet content. Searchopolis improves the educational potential of the internet by assembling educational content in one place and providing safe access to the Web through our filtering search technology. We are developing and plan to integrate additional specialized communication services into Searchopolis to enhance its capability to serve as the portal of choice for the community of students, teachers, parents and administrators. These features will include: access-controlled, filtered e-mail, an easy-to-use calendar linking schools, students and teachers, a "Virtual Locker" to store students' favorite internet sites, classroom material and homework for access from the home, library or other locations outside the classroom, and GradeChecker, which will provide students, teachers and parents with internet access to grades and other classroom information.

We believe that Bess's strong reputation among teachers and parents, combined with the growing use of the internet at home by students, will increase the demand for our filtering services in the residential market. We also develop, market and support internet filtering solutions that enable businesses to increase productivity by limiting the content that employees can access on the internet without blocking material that is appropriate and useful for their jobs. In addition to filtering pornography and other potentially unsuitable materials, our services enable customers to limit access to chat, sports, gambling, free e-mail and other selected categories of sites. We are pursuing marketing alliances with companies in the United States and overseas to increase our penetration of the corporate market. We recently entered into an agreement with Computer Sciences Corporation to provide company wide filtering of employee internet use. We also have a marketing alliance with GTE Interactive to provide internet filtering for hotel guest rooms.

Our complete filtering solutions offer the following key benefits:

 - automated identification of Websites backed by human review to accurately place internet content into a database of 32 categories,

 - customer choice of filtering categories with password-based override for authorized users,

 - ability to restrict access to Websites soliciting personal information from users,

 - minimal customer effort required for installation and maintenance,

 - server-based filtering that is difficult to bypass and

 - daily electronic updating of the database requiring no customer input.

INDUSTRY BACKGROUND

  Growth of the Internet

The internet has emerged as a critical global communications medium, enabling millions of people to access and share information and conduct business electronically. Industry analyst International Data Corporation estimates that the number of Web users will grow from approximately 97 million worldwide in 1998 to approximately 320 million by the end of 2002. The rapidly increasing volume of information available over the internet has contributed to the phenomenal growth in the number of users and hours spent online. The internet has become an invaluable tool for those who would otherwise not have access to the rich data mine of information contained in libraries, databases and Websites around the world. As a result, schools, libraries, homes, corporations and affinity groups, such as churches or associations, increasingly are connecting to, and encouraging their users to access, the internet.

In the United States, there are approximately 47 million public school K-12 students within 16,000 school districts and approximately 5 million private school K-12 students. Estimates set the number of Canadian and European students to be roughly equal to the number of students in the United States. Schools in the United States are rapidly expanding their computer networks and adding internet access with the help of a four year, $9 billion matching funds program implemented by the Federal Communications Commission in January 1998. Both the Clinton Administration and the Department of Education have announced long-term goals to provide internet access to all students in the nation's public schools. The Department of Education has recommended a target of one computer workstation for every five students, up from one for about every 20 students currently.

We believe the home and business internet markets, both domestic and international, present us with significant opportunities. The Annenberg Public Policy Center estimates that 60% of United States households with children aged 8 to 17 have computers and 61% of those are connected to the internet. International Data Corporation estimates that medium and large businesses will account for 49 million internet users worldwide by the year 2000.

  The Need for Filtering

The introduction and expanded use of the internet as an educational tool in the classroom has prompted school board members, superintendents and teachers to focus on protecting students from unsuitable internet content. Parents have also become increasingly concerned about children's access to various types of content, ranging from pornography to bomb making instruction, among others. Without an effective internet content filtering system in place, educators and parents have had to choose between undesirable alternatives: prohibiting internet access altogether or closely supervising each student's use of the internet. Prohibiting internet access deprives students of the wealth of beneficial information available on the internet, while supervision can waste an enormous amount of teacher or parent time.

Corporations also face issues associated with unrestricted on-the-job access to the internet, including productivity losses caused by employees spending large amounts of time during the workday surfing the internet for personal reasons. In addition, corporations are exposed to many potential liability issues relating to the misuse of and unlawful distribution of internet-based content.

  The Need for an Education Oriented Portal

The internet has the potential to be a rich educational resource for K-12 students. However, most existing internet portals are targeted to the needs of an older audience and do not address the requirements of the growing school and student internet communities. In addition, current search engines and portals are not formatted to meet the specific educational needs and interests of these communities. This makes it difficult and inefficient for students, parents and teachers to incorporate the internet into the classroom and home.

  The Development of Filtering

Early internet filtering products were based on the use of keywords, often four-letter or slang expressions for sex or body parts. These products scan the text of a Website and if designated keywords or phrases exist, access to the particular Website or partial Website is blocked. Keyword blocking has significant limitations in its ability to differentiate between acceptable and potentially objectionable content, as it works on text only and relies on scanning content without regard for context. For example, blocking anything with "sex" in it blocks "Middlesex." It is impossible for a keyword blocking system to block out all inappropriate content without simultaneously blocking a large amount of useful information. In addition, much of the objectionable content on the internet consists of graphics, some of which have no text to scan for keywords.

In addition, most of the keyword filter products on the market are client-based software products. Because the software must be installed and maintained on each individual workstation that requires filtering, these systems have several significant limitations:

 - users can more easily circumvent the filtering programs,

 - product installation and maintenance can be time consuming and expensive and

 - database updates require user input.

Many server-based filtering solutions suffer from some of the same deficiencies as client-based software products. Some have limited databases that may not be updated frequently, some are keyword based, some require extensive administrative oversight and some are not easy to adapt to larger network environments.

In addition to keyword filtering, access to Websites can be blocked through universal record locator lists and packet filtering. Universal record locator blocking involves creating lists of Web addresses in a database, often categorized as "allowed sites" or "blocked sites." Lists of blocked universal record locators allow targeted content management by blocking only selected portions of a given Website, but require frequent updating to ensure the list remains current. By comparison, packet filtering blocks access to entire internet servers, many of which contain multiple Websites with both valuable and inappropriate material. The potential benefits of packet filtering in terms of speed and simplicity may be outweighed by its lack of precision.

THE N2H2 SOLUTION

N2H2 is a leading provider of internet content filtering, serving schools, homes and businesses. We develop, market and support technology services that make the internet a safe and educational resource for
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

K-12 students at school and at home. Our server-based internet filtering solutions also enable businesses to increase employee productivity by limiting the content employees can access on the internet. By using automated search technology backed by human review to scan the internet for potentially unsuitable material, we are able to offer our customers a significant improvement over other internet filtering products. In addition, we offer Searchopolis, which addresses the need for a content filtered, education focused Web portal that is easy to navigate and provides communication tools to students, teachers and parents.

  Our Filtering Solution

In 1995, we introduced Bess, the first proxy server-based internet filtering solution. We believe our system provides our customers the following key benefits:

 - Thorough and accurate content analysis. Our proprietary internet search technology continuously scans the internet for content that fits into one or more of 32 categories. Our staff of more than 15 full time and 58 part time employees then reviews this content and places it in the appropriate categories. Use of human review avoids overfiltering, which is often a disadvantage of fully automated systems.

 - Customer choice. We believe our proprietary search technology combined with human review to categorize content enables our customers to effectively tailor and control the Websites and pages they make available to their users. Our system requires minimal customer oversight by a system administrator, teacher or parent, while allowing our customers the flexibility to override specific Website filtering, customize filtered categories, select time schedules for various levels of filtering and grant password-based override for authorized users.

 - Protection of personal information. Our filtering solutions allow our customers to protect students and children from inappropriate solicitations of personal information. By identifying and categorizing Websites that seek access to confidential or personal information about students and children or their parents or families, we are able to address this growing concern about internet access.

 - Ease of installation and maintenance. Our proxy server-based filtering solutions minimize customer need to support installation and maintenance of equipment and software. Since our filtering product is network-based, there is no need to install or maintain equipment or software at each user's desktop. In addition, we provide full technical support to our customers for our services.

 - Difficult to bypass. Located on a customer's central network or at an internet service provider, our server-based filtering is an integral part of each internet access request. We believe, therefore, that it is virtually impossible for the user to circumvent our filtering system.

 - Continuous updating and caching. Our centrally managed system provides our customers with a daily electronic update of our database of categorized sites. As a result, our clients' filtering is kept current, reflecting changes to sites on the internet on a near real-time basis. Our proxy servers are also equipped with caching capabilities that can significantly speed classroom access and save our customers critical telecommunication capacity and expense.

  Searchopolis: Our Education Portal to the Internet

Searchopolis combines the following key features:

 - Safe search. Searchopolis includes our pioneering, proprietary filtering technology operated in conjunction with Inktomi's search technology. Searchopolis enables the user to find educational resources quickly and navigate safely through the internet.

 - Focused educational content. Teachers and students have limited class time to access and use the internet. Searchopolis enables instant access to thousands of Websites provided by our partner, Looksmart. These are organized by subjects such as history, math and science and are supplemented with learning tools such as a dictionary and news, sports and weather reports provided by our partner, InfoSpace. By assembling educational content in one place, making searches fast and relevant and
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

   avoiding the need for supervision, we believe Searchopolis provides a level of effectiveness unmatched by any other educational Web portal.

 - Communication tools. We are developing enhanced features for Searchopolis to provide specialized communication tools for teachers, students and parents, including:

   -- access-controlled, filtered e-mail,

   -- an easy-to-use calendar linking schools, teachers, students and parents in local communities,

   -- a Virtual Locker to store students' favorite internet sites, classroom material and homework for access from the home, library or other locations outside the classroom,

   -- access to monitored chat rooms,

   -- GradeChecker to provide parents, teachers and students internet access to grades and other classroom information and

   -- teacher tools, including a teacher calendar.

N2H2'S STRATEGY

Our goal is to expand our presence in the school, home and corporate markets and to make Searchopolis the leading education oriented Web portal for K-12 students. We plan to achieve this goal through the following steps:

Aggressively expand our presence in schools. We plan to expand our education user audience by building upon our reputation in the school market for high-quality, effective internet content filtering. Part of our strategy for doing this will be to make it easier for schools to purchase our services. Today, schools are faced with many competing demands on their budgets, and we believe they are open to proposals to assist them in meeting their educational goals within their budgets. To more rapidly expand our filtering services and to take advantage of advertising opportunities, we intend to offer alternate fee structures to schools that allow us to sell sponsorship rights to advertisers and to make Searchopolis the default search engine on these schools' networks.

Enhance content and communication features on Searchopolis. In June 1999, we launched an enhanced Searchopolis portal which will feature specialized communication tools customized for education, including access-controlled, filtered e-mail, Virtual Locker, access to monitored chat rooms, GradeChecker and a calendar. This new version of Searchopolis will also feature a directory of useful Websites classified by educational topic and easier access to reference tools, curriculum materials and other useful information. We plan to continue adding content and communication features to Searchopolis in the future and to build upon our existing agreements with Inktomi, Looksmart, InfoSpace and Merriam-Webster, Incorporated.

Create advertising opportunities to reach the student market. We believe our presence and continued growth in the education market will create a sizable audience for advertisers trying to reach the 52 million public and private K-12 students in the United States. We expect to create the potential for high-value advertising that will appeal to advertisers by differentiating students according to school levels and geographic location.

Increase penetration of the home market. We believe parents familiar with Bess and Searchopolis trust and value our services because we offer the content filtering and search services used by their children's schools. We are expanding the availability of our services to homes by making them available through internet service providers. We have approximately 190 internet service provider partners providing our services to over 150,000 homes in the United States and are seeking additional relationships with internet service providers throughout the United States and abroad. Internet service providers may choose to either include our services in their customers' basic monthly internet access charge or bill for it separately as an additional feature. We also target the home market through affinity groups, such as churches and associations. These groups are increasingly interested in filtered content tailored to their group's particular

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

needs. For example, the Church of Jesus Christ of Latter Day Saints, the Mormon Church, which has ten million members, uses our filtering search technology on its Website.

Expand our presence in the corporate and international markets. We are pursuing marketing alliances with companies in the United States and overseas to increase our penetration of the corporate market. We are also increasing our direct sales efforts in the corporate marketplace and we recently entered into an agreement with Computer Sciences Corporation to provide company wide filtering of employee internet use. In addition, we recently entered into a marketing alliance with GTE Interactive to provide internet filtering for hotel guest rooms.

Increase sales and marketing efforts and build brand awareness. We plan to substantially increase our direct sales activities and our marketing expenditures to penetrate the school, home, international and business filtering markets and increase the use of Searchopolis. We also plan to devote substantial resources and continue to work with our advertising sales partner 24/7 Media to increase our advertising sales volume. In addition, we have begun to implement a major brand awareness and marketing campaign designed to deliver a focused message to each of our targeted market segments.

Pursue additional strategic relationships. We intend to aggressively pursue additional strategic relationships to expand our business in both the corporate and international markets. We have customers in Canada, Australia, the United Kingdom, Germany, Mexico, Chile, India and Bermuda and intend to expand internationally by entering into additional overseas marketing relationships. Where appropriate, we will consider the acquisition of businesses that can help us provide specialized content or advanced service features.

SERVICES AND TECHNOLOGY

  The N2H2 Filtering Service

We provide a complete filtering solution. Our filtering services enable our school, library, corporate, home and other customers to limit access to offensive or otherwise undesirable information on the internet. Our on-site proxy servers are shipped to customers ready to install into their networks. Our proxy servers are a combination of readily available computer hardware, including a high capacity hard drive and a high-speed modem, purchased from outside suppliers. We configure these servers with software developed by us that enables them to perform their filtering functions. We also monitor and maintain all the software and hardware components necessary to meet our customers' filtering needs remotely from our Seattle, Washington network facility. Once a customer notifies us that it has installed our proxy server, we can put it in service in less than two hours. Our filtering solutions are comprised of three main components:

 - a proxy server infrastructure,

 - our advanced internet content categorization system and

 - tools for filter control and reporting.

Proxy server infrastructure: configurations and caching. Rather than installing a filter on every workstation as is necessary with client-based products, our solution uses a proxy server that is usually installed on the customer's network. Every networked workstation uses our filtering solution to access the internet.

Proxy server-based systems are secure and difficult to bypass because the proxy server is installed directly in the network, thus making it virtually impossible for users to access the internet without passing through this server. From a customer's point of view, a proxy-based system is easy and economical to operate because it can be managed by us from one central site. Our customers' systems are monitored, maintained and kept updated primarily from our headquarters in Seattle. The parameters that our clients use to control the filtering of their internet content are stored by the proxy server located on their networks and are based on information received from our central database of categorized Websites. This information is updated and sent to our customers' proxy servers daily. In addition, we also send system upgrades and enhancements to our customers' proxy servers via the internet.

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

We provide two proxy server configurations to our clients:

 - On-site configuration. In most cases, we install our proxy server on the customer's network. Internet requests are routed directly through these servers for filtering. In larger networks, we may deploy multiple filtering servers to assure adequate capacity, redundancy and backup. Our proxy server can also be configured to include a caching feature that can significantly increase internet access performance. Approximately 35% of universal resource locators retrieved by servers in our system are retrieved from cache. This caching feature substantially increases performance of most networks. Our on-site configuration is most often used by medium to large sized schools, school districts and state school systems. It is also used by internet service providers and corporations, which are then able to provide filtered internet services to their individual users, business customers or employees.

 - Remote or redirect configuration. For smaller networks, we offer a "redirect" service that enables multiple customers to share one regionally located proxy server. All of the customer's internet requests are routed via the internet to an off-site proxy server where the content is filtered and then returned to the customer. Smaller schools and libraries have been the primary customers of our redirect service. While this configuration is more cost-effective for smaller networks, it does not operate at the same speed as our on-site configuration because it requires multiple routing steps and lacks caching.

  Advanced Internet Content Categorization System

The filtering criteria available to our clients are based on our listing of internet content categories. We believe we have created the most extensive and accurate database and range of Website categories of any internet filtering company. In our Website categorization process we employ a multi-step procedure using automated search technology backed by human review to place internet content into 32 distinct categories. Automated search is used to scan the internet on a continuous basis to quickly identify Websites that potentially fit into these categories. We employ a wide variety of techniques for this part of our automated categorization process including keyword search and site associations and linkages. Many of the techniques we use in our automated search are proprietary and were developed by us. Once a Website has been identified as fitting into one or more of our 32 categories, it is stored in a database and prioritized for human review. Our categories and the material they cover are summarized below:

---------------------------------------------------------------------------------------------------
CATEGORY                               MATERIAL
---------------------------------------------------------------------------------------------------
Adults Only                            Material labeled by its author or publisher as being
                                       strictly for adults, such as, "Adults only" or "You must be
                                       18 to visit this site."
---------------------------------------------------------------------------------------------------
Alcohol                                Advocates or promotes recreational use of alcohol.
---------------------------------------------------------------------------------------------------
Chat                                   Chat sites or services that allow short messages to be sent to others in real time.
---------------------------------------------------------------------------------------------------
Drugs                                  Advocates or promotes recreational use of any controlled
                                       substances. (See Illegal)
---------------------------------------------------------------------------------------------------
Employment Search                      Job-hunting and related employment resources.
---------------------------------------------------------------------------------------------------
Free Mail                              Sites that offer free Web e-mail accounts that can expose
                                       users to unsuitable content delivered via e-mail file
                                       attachments.
---------------------------------------------------------------------------------------------------
Free Home Pages                        Sites where home page space is offered for free. Individual pages that have been reviewed by N2H2 on such sites are
                                       removed from this category but filed under other categories as appropriate.
---------------------------------------------------------------------------------------------------
Gambling                               Gambling services or information relevant to gambling.
---------------------------------------------------------------------------------------------------
Games                                  Computer games and related information.
---------------------------------------------------------------------------------------------------

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

---------------------------------------------------------------------------------------------------
CATEGORY                               MATERIAL
---------------------------------------------------------------------------------------------------
Hate/Discrimination                    Advocates discrimination against others based on race,
                                       religion, gender, nationality or sexual orientation.
---------------------------------------------------------------------------------------------------
Illegal                                Advocates or promotes illegal activities such as bomb
                                       making, fraud and computer hacking.
---------------------------------------------------------------------------------------------------
Jokes                                  Jokes and humor.
---------------------------------------------------------------------------------------------------
Lingerie                               Models in lingerie, except those classified as Nudity.
---------------------------------------------------------------------------------------------------
Message/Bulletin Boards                Sites that permit semi-permanent messages to be posted and read by others.
---------------------------------------------------------------------------------------------------
Murder/Suicide                         Information on committing murder or suicide and crime scene photos.
---------------------------------------------------------------------------------------------------
News                                   News and current events.
---------------------------------------------------------------------------------------------------
Nudity                                 Naked or visible genitalia, buttocks, female breasts, etc.
---------------------------------------------------------------------------------------------------
Personal Information                   Sites that gather personal information, including name,
                                       address and credit card number.
---------------------------------------------------------------------------------------------------
Personals                              Personal advertisements, including "mail order brides."
---------------------------------------------------------------------------------------------------
Pornography                            Material intended to be sexually arousing or erotic.
---------------------------------------------------------------------------------------------------
Profanity                              Crude, vulgar or obscene language or gestures.
---------------------------------------------------------------------------------------------------
Recreation/Entertainment               Recreation and entertainment information, other than Games,
                                       Jokes or Sports.
---------------------------------------------------------------------------------------------------
School Cheating Information            Any site that promotes plagiarism or similar cheating among students.
---------------------------------------------------------------------------------------------------
Sex                                    Images or descriptions of sexual activity, sexual
                                       merchandise or sexual fetishism.
---------------------------------------------------------------------------------------------------
Sports                                 Sports information, especially professional sports.
---------------------------------------------------------------------------------------------------
Stocks                                 Stock trading, stock quotes and stock market information.
---------------------------------------------------------------------------------------------------
Swimsuits                              Models in swimwear including fashion swimwear photos.
---------------------------------------------------------------------------------------------------
Tasteless/Gross                        Bodily functions, tasteless humor, graphic medical photos
                                       and others.
---------------------------------------------------------------------------------------------------
Tobacco                                Advocating or promoting recreational use of tobacco.
---------------------------------------------------------------------------------------------------
Violence                               Graphic images or written descriptions of wanton violence or grave injury, including graphically violent games.
---------------------------------------------------------------------------------------------------
Weapons                                Information on use of weapons, weapon collecting or weapon making.
---------------------------------------------------------------------------------------------------
Not Categorized                        Material reviewed but not otherwise categorized.
---------------------------------------------------------------------------------------------------

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

In addition to these 32 categories, we allow for exceptions to our categorizations to permit access to useful content that would otherwise be filtered under another category including:

 - educational material such as sex education and public health information that may contain sex, nudity or violence,

 - historically significant material that may contain sex or violence and

 - medical information that may contain nudity.

Our customers have the flexibility to select which, if any, of the exceptions to these categories they wish to enable.

Categorized sites are stored in a proprietary database located at our headquarters. The contents of this database are continuously updated using both human and automated review and reflect the introduction of new sites on the internet and changes to sites we previously categorized. Each day, our customers receive electronically an encrypted copy of the Website categorization information stored in this database.

Tools for Filter Control and Reporting. We provide our clients with a broad range of tools that they can use to control and modify their own filtering criteria as well as to monitor the filtering activity on their networks. These tools are accessed through a simple Web-based interface called the control center. The control center is password protected and currently includes the following features:

 - Statistics reporting. Enables the system administrator to configure filtering reports in single day, multiple day and historical formats. Summary data can be displayed on Web pages, distributed by e-mail and exported to Excel spreadsheets.

 - Authorized users. Used to create special accounts for specific users that need to temporarily turn off filtering at their workstations.

 - Local URL customization. Allows the system administrator to block specific universal record locators that are not categorized by our system or to allow access to universal record locators that we have categorized.

 - Request site review. Web-based e-mail form that customers can submit to us to request review of a site for blocking or unblocking.

 - Cache administration. Allows the user to control the storage criteria for content in the proxy server cache.

 - Cache-on-demand. Enables the administrator to set caching parameters. Information preloaded in the proxy server cache can be retrieved significantly faster, particularly when the customer's network is under heavy use.

 - Filter schedules. Used to schedule the time of day that specified filtering rules will be put into effect. For example, filter schedules can be preset to block game sites only during school hours.

 - Filter builder. Customers use this feature to set up their own filtering rules. They can begin this process by starting with one of our predefined sets of rules or templates such as "Bess for Schools" or "Bess for Libraries" and then make modifications as necessary.

 - IP control. Enables the customer to define which workstations on their network will have access to the proxy server for filtered internet service.

In addition, in the home and internet service provider market, parents have a password-based override allowing them unfiltered internet access at any time.

Our central servers maintain a log of internet data retrieval requests and the workstations that originated the request. However, this process does not provide us with information about the identity of the individual originating the request. In some instances, our clients may maintain information regarding the identity of users on a particular workstation at a given time.

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

  Searchopolis: Our Education Portal to the Internet

Searchopolis is our comprehensive education portal, which includes our pioneering filtering search technology. It incorporates what we believe to be the most valuable educational resources found on the internet and combines with them a number of other features that are important and interesting to middle and high school students. The internet represents a huge educational resource, but it is disorganized and a user must often invest significant time to locate relevant material. By assembling educational content in one place, making searches fast and relevant and minimizing the need for adult supervision, Searchopolis makes the internet a more effective educational resource. We intend to make Searchopolis attractive to middle and high school students, their teachers and parents by providing extensive content and content arrangement features as well as specialized communication services. We believe that as students grow accustomed to using Searchopolis at school, they will also use it more frequently at home and increasingly appreciate its many useful features.

Content and content management features. We operate Searchopolis in conjunction with five partners including Infospace, LookSmart, Merriam-Webster, Tribune Media Services and Inktomi that provide us with their proprietary content or content management services under advertising revenue sharing agreements.

Educational content directory links. Searchopolis contains links to thousands of sites categorized by class subject, including math, history, science, literature, civics, health and business, among others. Numerous subcategories allow the users to focus their research quickly. These links are organized and provided by Looksmart.

Filtered search. Our filtering search technology is operated in conjunction with Inktomi. This search tool prohibits the user from accessing a subset of our database of categorized sites selected for school use. It also prevents references to such sites, which often contain lurid descriptive words designed to attract searches, from appearing on search result lists. Other search engines include such references on search result lists even if access to the underlying site is blocked by another filtering product or source.

Reference tools. Our reference tools include a dictionary provided by Merriam-Webster, a calculator, a thesaurus, a spell checker, maps and yellow and white page directories.

News, sports and weather. Up-to-date news, sports and weather information is provided by InfoSpace.

General interest categories. Searchopolis also provides users with organized links to sites in numerous general categories of interest to K-12 students. These include such categories as automotive, finance, computers and internet, home and family, sports and recreation, travel and vacation, shopping, hobbies and entertainment. Searchopolis also provides daily features such as "today's TV," "today's birthday" and "site of the day."

Tools to promote communication and community. We are enhancing Searchopolis to provide specialized tools that promote communication for teachers, students and parents including:

 - Access-controlled filtered e-mail. Our proprietary e-mail service for K-12 students will provide a number of special features important to the school environment. For instance, this service allows group sign-ups for all students in a class or school, while providing filtering of content for profanity and permitting the restriction of e-mail transmissions to specified recipients. This service will give schools the ability to provide varying levels of e-mail service to students of different ages. For example, a school district might permit second graders to exchange e-mail only with other second graders at the same school. Sixth graders might be allowed to exchange e-mail with anyone at their school. Eleventh graders might be allowed to send e-mail to anyone, including non-students.

 - School calendar. Our easy-to-use proprietary calendar will link schools, teachers, students and parents in local communities. The Web-based calendar service will provide students with their own calendar as well as school and class calendars that can be accessed by all school or class members. Teachers and schools can maintain their own calendars and have selected items automatically inserted into their students' calendars.

 - Monitored chat rooms. Searchopolis will include access to monitored chat rooms that provide students and children a safe environment to communicate with friends and family.

 - Virtual Locker. Students will be provided with their own Web-based Virtual Locker in which they can store their favorite internet sites and homework for later access from home, the library or other locations outside the classroom. In many technologically advanced schools, students currently use as many as four or five different computers per day. Our proprietary Virtual Locker service will provide them with the ability to easily work on a variety of different projects during the day without having to transfer files from one computer to another.

 - GradeChecker. GradeChecker will serve as our Web-based service allowing parents, teachers and students direct and timely internet access to a student's grades and other classroom information.

Searchopolis is available on the internet to anyone at www.searchopolis.com. Our objective is to make Searchopolis the most used internet portal for students and teachers. Although still under development, Searchopolis delivered approximately
2.0 million page views in May 1999. As we implement our alternate fee structures, we believe Searchopolis will come to account for the majority of the search traffic processed by our servers. Given the large potential volume of internet traffic associated with K-12 students, we believe Searchopolis could generate significant revenues from advertisers. We expect our education portal to be a targeted, premium rate internet channel, which we will use to attract major corporate advertisers.

SERVICE FEES

Our customers generally sign a 12-month subscription contract for our Bess service that enables them to receive daily downloads of our categorized database and to use our filtering and caching services. Our service delivery model is similar for schools, internet service providers, libraries, businesses and other customers. We also charge our customers an initial set-up or installation fee. Both the set-up fee and the subscription rate depend upon the size and complexity of the system installed and the expected volume of use. Subscriptions have generally been renewed by our customers at the same price as the original monthly subscription, without the installation charge. We believe we have a high degree of customer satisfaction, which has resulted in an almost 100% subscription renewal rate by our school customers during the several years that we have offered Bess.

We plan to begin offering schools and libraries an important choice of alternate fee structures effective for fall 1999, including an advertising-based alternative with reduced rates or at no charge. Since schools and libraries have limited budgets, our advertising-based fee structures will enable schools to use their limited funding to rapidly increase the number of computer workstations in their classrooms. At the time of subscription or renewal, customers may choose to continue to pay our subscription fees or, alternatively, to pay reduced or no subscription fees for our Bess filtering service in exchange for allowing advertising and for using Searchopolis as their default search technology. We believe many schools will choose to lower their subscription fees, which we expect to result in accelerated market adoption of our filtering services. We anticipate, but cannot guarantee, a substantial increase in new customers and revenues from installations.

While our subscription revenues can be expected to decrease significantly, we anticipate that they will be replaced, if not exceeded, by advertising revenues. Historically, percentage increases in our subscription revenues have not kept pace with the increased use of our systems. Our current fees are proportional to the number of workstations on the customer network, not the volume of internet traffic generated through those workstations. Our alternate fee structures, if adopted by our customers, will allow our revenues to grow at a rate that corresponds with the increased use of our services. We believe the combination of our new services, our alternate fee structures, continuation of federal matching funds programs and the

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

increasing use of internet-based curriculum will drive increased use of our internet filtering services in schools.

OPERATING INFRASTRUCTURE AND SECURITY

N2H2's operating infrastructure has been designed and implemented to support the control and maintenance of thousands of servers handling millions of user requests per day. Our systems can be easily configured and expanded to accommodate a wide range of bandwidth and other performance requirements. For example, our systems are currently used by a number of small organizations with less than 100 internet users as well as large state or county school systems.

Our proxy servers use standard hardware that is easily obtained from commercial sources and equipped with our proprietary software. Our proxy servers are compatible with a broad range of network platforms including Microsoft, Sun, IBM, Apple, Macintosh and Novell. Our filtering servers run on the Linux operating system and use custom-developed filtering proxy server software. Internal servers run on Linux, Sun Solaris and Microsoft NT operating systems and use custom-developed software in addition to Apache, Microsoft SQL Server and Sybase Adaptive Server Enterprise.

Key attributes of our operating infrastructure include the ability to support customer growth as well as performance, security and service requirements. We maintain most of our proxy servers on our customers' premises. We also maintain some proxy servers in our Seattle data center, and Exodus maintains additional servers for us at their location. We house all of our critical infrastructure servers in our Seattle data center. Our operations are dependent upon each location's ability to protect its systems against damage from fire, earthquake, power loss, telecommunications failure or physical break-ins. Exodus provides comprehensive facilities management services for some of our centralized servers, including human and technical monitoring of proxy servers 24 hours per day, seven days per week. Exodus' facility is powered by multiple uninterruptible power supplies. Any disruption in the internet access provided by Exodus could seriously harm our business, results of operations and financial condition.

All of the information required to duplicate a customer's filtering server is stored in a database in our Seattle data center. We back up on a daily basis any information in this database that may change on a server in the field. This process allows us to reconstruct any data that is lost by a server in the event of catastrophic failure or other disaster.

Our internal servers are protected behind firewalls for security purposes and do not allow outside access at the operating system level except via special secure channels. Access to our remote servers requires a connection originating from one of two servers in our data center which must be accompanied by a 1024 bit encryption key. Our servers use a highly secure operating system that is difficult to override or bypass. Our security personnel follow CERT, BugTraq and other security-related forums closely to ensure that any new threats are identified and dealt with immediately. However, we cannot assure you that our operating infrastructure will not be affected by computer viruses, electronic break-ins or other similar disruptions.

CUSTOMERS

We provide filtering services to a customer base that includes the following:

Schools. Our school customers range from single schools to statewide systems. Customers with thousands of workstations and multiple N2H2 servers include Macomb School District in Michigan, Merrimack Education Center in the Boston area, statewide networks for Ohio, Tennessee, Maine, Oklahoma and Wisconsin, plus Calgary and the Dufferin-Peel Roman Catholic school systems in Canada. Over
7.3 million students in approximately 8,000 schools now use Bess. Our customers are located in 47 states, Canada, Australia, United Kingdom, Germany, Chile, Mexico, India and Bermuda. In May 1999, our customers used our filtering servers to receive approximately 349 million internet page views.

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

Homes. We currently provide our filtering services to homes through approximately 190 internet service providers. To date, over 150,000 homes have elected to use our services. We recently entered the home market and we believe our services will be used in more homes in the future. The charge for our filtering service is typically added to the customer's monthly bill from its internet service provider. Internet service providers may also serve as re-sellers of our services to small businesses and schools.

Affinity Groups. We provide our core technology for filtering, filtered search and portal development to affinity groups, including the Mormon Church. Affinity groups purchase our filtering services for their own members. They also purchase from us filtered search services to include on their own affinity group portal.

Corporate and International. Corporate and international customers are a small but growing part of our customer base. We provide services to customers in Canada, Australia, the United Kingdom, Germany, Chile, India, Mexico and Bermuda. As corporate managers become increasingly concerned about productivity and liability issues related to employee internet usage, we believe the corporate market will present us with significant opportunities.

SALES AND MARKETING

  Sales to Customers

Our sales division consists of 21 sales representatives and support staff, organized into four direct sales groups, a post-sale customer support group and an administrative support team. Each direct sales team is dedicated to one of our four main sales channels.

 - Direct education channel. The direct education sales group is our largest and is divided into three areas, each focusing on customers of particular sizes and needs.

        -- Our "key accounts" group focuses on sales of all our services to the large educational service districts or statewide school networks.

        -- Our mid-tier education sales group sells our filtering and caching proxy services, rating list subscriptions and search services to larger schools and educational service districts that operate their own networks, generally serving between 200 and 10,000 workstations.

        -- Finally, our small customer sales team sells our cache, filter and search services on a redirect basis to smaller schools, educational service districts and libraries that have anywhere from one to 200 workstations.

 - ISP channel. We often gain regional internet service provider business due to local internet service provider activity within the education channel. As such, our education sales team manages the smaller to mid-size regional internet service providers as part of its educational sales territory. Our internet service provider sales team concentrates on selling our filtering and caching proxy servers, rating list subscriptions and filtering search technology to regional and larger internet service providers throughout the world. We have two senior sales managers dedicated to developing relationships with key national and international internet service providers.

 - Corporate and international markets. We have two sales representatives dedicated to developing sales in the corporate and international markets. We anticipate increased demand for our services and products as we expand our strategic alliances both domestically and abroad.

 - Reseller program. In addition to our direct sales groups, we have a group of technical sales professionals referred to as resellers dedicated to expanding sales of our caching proxy servers and filtering services through a growing list of third-party resellers. We currently have ten resellers domestically who operate as sales agents as well as four located in the United Kingdom and Australia who provide both sales and customer support services. Our target reseller customers are established internet service providers with large existing education customer bases and sales agents with access to end users that we cannot easily reach.

  Advertising Sales

Although we have only recently begun receiving advertising revenues, we are aggressively pursuing relationships with advertisers trying to reach K-12 students, particularly those in the 10-year to 18-year age group. This group, which constitutes the younger part of the 10 to 24 year old age group known in the advertising industry as "Generation Y", has become the subject of increasing focus among advertisers. It has been estimated that Generation Y represents more than $150 billion in disposable income in the United States annually. We believe that a higher percentage of people in this age group have been introduced to computers at an earlier age than any previous generation.

Internet advertising is now typically conducted through the use of "click-through" advertising banners, by which users can access more information about an advertised product or service by clicking on the banner. Contracts for banner advertising are typically short-term in nature, and revenues are based upon the number of page views, referred to as user impressions. This makes it difficult to forecast revenues receivable under internet advertising contracts. We plan to address this uncertainty by entering into long-term "sponsorship" arrangements with advertisers that would call for a fixed fee for a specified time period although we have not presently entered into any such agreements.

We intend to use part of the proceeds of this offering to retain marketing consultants with substantial advertising industry experience. We recently began receiving sponsorship and advertising-based revenue through 24/7 Media, our advertising partner, and we plan to expand this relationship. These efforts are intended to increase our visibility in the advertising and corporate communities and to help us gain access to those individuals at major corporations with decision-making authority over advertising expenditures. Currently, all our advertising is provided by 24/7 Media. Our advertising revenues from 24/7 Media are generated based on the number of advertising impressions made on Searchopolis. We are also currently targeting advertisers in the following industries:

 - food and beverage,

 - apparel,

 - sporting goods,

 - entertainment,

 - consumer electronics and

 - automotive.

We believe that companies in each of these industries are looking for new ways to reach the Generation Y audience.

We intend to pursue sponsorship arrangements that would differ from the typical internet banner advertising deals to support broad marketing objectives, including brand awareness, product introductions and online research.

  Marketing

Our marketing department currently consists of six people. We hired a marketing staff member in June 1999, and we are actively seeking to expand the size of this group. We also plan to add a full-time trade show manager, as participation in trade shows is an important element of our marketing strategy. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Overview -- Sales and Marketing" for a discussion of our anticipated costs in expanding sales and marketing efforts.

We advertise and market Bess, Searchopolis and our other services through a variety of activities, including:

 - Trade shows. We have increased our visibility at major educational technology events in 1999, including those held in Atlantic City, Orlando, Austin, Seattle and Baltimore. Management believes that trade shows have historically generated significant sales leads.

 - Print advertising. We will continue to maintain a steady presence in key education technology journals, including eSchool News, Curriculum Administrator and Technology & Learning. We believe that these publications are regularly reviewed nationwide by education administrators responsible for technology budgets and spending decisions.

 - Direct mail. We regularly contact school administrators through direct mail. In the current school year, we have twice sent over 13,000 product brochures to education technology specialists throughout the country.

 - Online marketing. Our Website, www.n2h2.com, provides information about our services, facilitates communication with our current and potential customers and will provide links to Websites of our strategic partners. In addition, we include links to Searchopolis in our Bess filtering services.

We market Searchopolis to existing customers through:

 - a link located on the trailer appearing at the bottom of each page viewed through Bess,

 - requests for Websites which are blocked by Bess return the user directly to Searchopolis and

 - our new alternate fee structures provide incentives through price discounts for encouraging use of Searchopolis.

STRATEGIC RELATIONSHIPS

We have developed and intend to continue to develop strategic relationships to offer services and products to a larger customer base than can be reached through our direct sales efforts. We have a strategic relationship with Inktomi for the operation of our filtering search technology. Under a Search Engine Services Agreement dated January 19, 1998, Inktomi provides us with search engine services that, combined with our filtering technology and database of categorized Websites, form the basis of our filtering search technology. This agreement has a three-year term and is terminable only upon a material breach of either party which is not uncured within thirty days or in the event either party becomes insolvent or bankrupt.

In addition, we also have strategic content and marketing relationships with other companies, including Looksmart, WinStar Communications, Fortres Grand and Netwave Technologies. Our agreements with Looksmart and InfoSpace have been instrumental in assisting us in the assembly and presentation of educational content through Searchopolis. We collaborate with a number of companies, such as WinStar Communications and Fortres Grand Corporation, to make our internet filtering services available to an expanding customer base through redirect arrangements. In other relationships, we provide filtering and caching services to internet browsers, such as NetWave's children's browser. Our plans for increasing our corporate and international presence depend on our success in establishing additional strategic relationships.

CUSTOMER SERVICE AND SUPPORT

We believe our high customer retention rate is evidence of our excellent reputation for customer service. We respond to approximately 1,200 e-mails each school day from our customers through a staff of eight reviewers dedicated solely to that purpose. While some are from wishful students with requests such as

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

"Please unblock Playboy.com!", most provide useful feedback that helps us refine the accuracy and relevance of our categorization determinations.

COMPETITION

We face a large number of competitors in the internet filtering industry. Some of the competing products, including NetNanny, SurfWatch and CyberPatrol, are primarily client-based products that are sold directly to the end user. While we believe that our comprehensive filtering services provide a solution superior to these products, these products have generated significant name recognition among parents and represent a significant competitive force in the residential marketplace.

In addition, we have competitors that feature proxy server-based filtering solutions using technology similar to ours, such as NetPartners Internet Solutions, Inc.'s WebSENSE, Logon Data Corporation's X-Stop and Unified Research Laboratories, Inc.'s I-Gear. We believe, however, that none of these products is backed with the same level of customer support and services as ours and that their filtering is accomplished with less precision than ours.

Searchopolis, we believe, will represent the first widely available integrated educational internet portal targeting K-12 students, and our alternate fee structures will give schools the choice of paying our recurring subscriber fees or receiving our subscription-based service at reduced rates or without charge in exchange for allowing us to sell sponsorship rights to advertisers. We believe these alternate fee structures should give us a significant competitive advantage. However, a competitor with greater financial and human resources than ours could introduce a competing product to the same market fairly quickly. Accordingly, a significant component of our strategy will be to penetrate this market rapidly, before competing products are able to gain significant market share, name recognition or credibility. In particular, our potential competitors include Web retrieval and other Web portal companies such as Excite, Infoseek, Lycos, Yahoo! and Netscape, as well as Websites targeted to educational and family-oriented interests such as Disney.com and AOL.com.

INTELLECTUAL PROPERTY

Intellectual property is critical to our success, and we rely upon trademark, copyright and trade secret laws in the United States and other jurisdictions to protect our proprietary technology and brands. N2H2 and Bess are registered United States trademarks. We have also applied to register Searchopolis and Virtual Locker as trademarks. These trademark applications may not be granted. In addition, any of our trademarks may be challenged by others or invalidated through administrative process or litigation. None of our technology is patented, and we have no patent applications pending. Our proprietary search technology is protected by United States trade secret and copyright law. We own and operate the servers that provide our filtering services. We protect our proprietary rights through the use of intellectual property agreements with employees and consultants which cover confidentiality, nondisclosure and assignment of invention matters. Some of our former employees and consultants who may have had access to our proprietary information have not entered into these intellectual property agreements, although we believe that all intellectual property that is material to our business is covered by signed agreements. If we are wrong in this assessment, our business could be seriously harmed.

Trademark, copyright and trade secret protection may not be available to us in every country in which our services are available. The laws of some foreign countries may not be as protective of intellectual property rights as United States laws, and mechanisms for enforcement of intellectual property rights may be inadequate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy and use our proprietary technology.

REGULATORY AND LEGISLATIVE ISSUES

As use of the internet has become more prevalent and various negative issues associated with the internet have received increasing amounts of publicity, there has been a correspondingly greater amount of governmental attention directed to the internet in the United States Congress and elsewhere. While various pieces of legislation regulating different aspects of the internet and internet-related activity have been proposed, to date there has been no legislation enacted which places any direct and substantial regulatory burden on N2H2. Nonetheless, we anticipate further attempts to regulate internet-related activity, some of which may impose substantial burdens on our ability to do business.

We have never been party to a lawsuit regarding users acquiring inappropriate content through our system. Management believes this is unlikely in the future, partly because of the protections provided under Section 509 of the Telecommunications Act of 1996 for organizations that provide filtering tools or employ them. Our customer contracts do not provide for a guaranteed level of filtering performance, and we do not intend to offer guarantees in the future.

The United States Congress recently enacted the Children's Online Privacy Protection Act of 1998. The principal provisions of the law become effective on the later of (1) April 21, 2000, and (2) the date on which the Federal Trade Commission issues a first ruling on applications for safe harbor treatment under the Act if the Commission does not rule on the first such application by October 21, 1999, but in no case later than April 21, 2001. This act generally:

 - makes it unlawful for an operator of a Website or online service directed to children under age 13, and any operator that has actual knowledge that it is collecting personal information from such a child, to collect personal information from the child without having obtained verifiable parental consent and

 - prohibits conditioning the participation of a child under age 13 in a game, the offering of a prize or another activity on the child disclosing more personal information than is reasonably necessary to participate in such activity.

We do not believe that this Act will have a significant impact on our business.

LEGAL MATTERS


On June 25, 1999, Spyglass, Inc. filed a patent infringement lawsuit against us in United States District Court for the Northern District of California. The suit alleges that the making, use and sale of our internet filtering systems infringes a United States patent held by Spyglass. The suit seeks unspecified damages (including treble damages), preliminary and final injunctions against further alleged infringement and attorneys' fees. We believe that we do not infringe any of the Spyglass patent claims. This belief is based upon our investigation to date and upon an opinion of Seed & Berry LLP, our patent counsel. Accordingly, we intend to vigorously defend ourselves in this lawsuit. Since the lawsuit was recently filed and discovery has not yet commenced, we are not presently able to estimate the likelihood of an adverse result or the range of possible loss relating to this matter. In the event of an adverse result, we could be required to do one or more of the following:



     -  pay substantial damages, including treble damages,



     -  permanently cease use of any infringing technology,



     - obtain a license for the technology or expend significant resources to develop noninfringing technology and



     - attempt to redesign our filtering services to avoid the infringment or to develop noninfringing technology.


Any limitation on our ability to market our services or products or the costs and potential delays associated with redesigning our services or products would seriously harm our business, financial condition and results of operation.

On May 3, 1999, NextGen Development Corporation filed a complaint in the Superior Court of California, Orange County, against us, Hammock Consulting Services, Inc. and other parties. On May 4, 1999, we removed the lawsuit to United States District Court for the Central District of California. The complaint alleges that the calendar product we hired Hammock to develop for us uses proprietary information belonging to NextGen. The complaint seeks, among other things, a preliminary injunction prohibiting us from marketing our portal, Searchopolis, because it allegedly includes the calendar product in question as one of its screen tools. Our calendar is still under development, and we do not believe that it uses any proprietary information of NextGen. We intend to vigorously defend ourselves in this lawsuit. In the meantime, we have entered into a mutual non-disclosure agreement with NextGen and Hammock in order to pursue a resolution of this matter. Under a separate indemnity agreement entered into in May 1999, we have agreed to indemnify Hammock against any costs, expenses or liabilities relating to this matter. At present, we believe it is only remotely likely that the NextGen lawsuit will have a material impact on us. If NextGen is successful in obtaining a preliminary injunction, we believe we will be able to continue marketing Searchopolis without a calendar or with an alternate calendar product.


EMPLOYEES

As of May 31, 1999, we had 154 full-time and part-time employees, including 27 in sales and marketing, 24 in technology and product development, 16 in operations and 14 in management, finance and administration. In addition, we had 15 full-time and 58 part-time Website reviewers. As necessary, we supplement our regular employees with temporary and contract personnel.

FACILITIES

Our principal place of business is located in Seattle, Washington, where we currently lease approximately 21,000 square feet of office space. Beginning November 1, 1999 we intend to increase our total leased space to approximately 30,000 square feet at the same location. Our principal lease, covering approximately 17,000 square feet, expires in November 2004 and includes during the term a right of first refusal on an additional approximately 13,000 square feet of space at market rates. We recently delivered notice to our landlord of our intent to exercise this right of first refusal, and we anticipate negotiations with our landlord will proceed in the upcoming months. We are leasing approximately 4,000 additional square feet on a month-to-month basis through December 31, 1999. Given our anticipated growth, we may need to find suitable space in addition to the increased space available under the right of first refusal, but we believe space will be available as needed on commercially reasonable terms.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following table gives some information regarding our executive officers, directors and key employees as of July 7, 1999:

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Peter H. Nickerson.........................  47    President, Chief Executive Officer and
                                                   Chairman of the Board of Directors
John F. Duncan.............................  56    Vice President -- Chief Financial Officer,
                                                   Secretary and Treasurer
Kevin E. Fink..............................  28    Vice President -- Chief Technology Officer
B. Patrick Murphy..........................  40    Vice President -- Sales
Peter H. Keane.............................  42    Vice President -- Advertising
James J. O'Halloran........................  41    Vice President -- Marketing
Peter F. Hodgson...........................  41    European Operations Director
Hollis R. Hill.............................  49    Director
Mark A. Segale.............................  39    Director
Richard R. Rowe............................  66    Proposed Director

Peter H. Nickerson has served as President and Chairman of the board of directors since founding N2H2 in 1995. Since 1986, Mr. Nickerson has been a principal of Nickerson & Associates, an econometric and data management consulting company. He holds a Ph.D. in Economics from the University of Washington and prior to forming N2H2 in 1995 he was a professor of economics in the Albers School of Business at Seattle University. Mr. Nickerson is married to Ms. Hill.


John F. Duncan joined N2H2 in April 1997 and serves as our Vice
President -- Chief Financial Officer. He also serves as our corporate Secretary and Treasurer. From July 1996 to March 1997, Mr. Duncan was employed as a finance and business strategy consultant to various internet related companies. Mr. Duncan served as President and Chief Executive Officer of Stream Line, Inc. a manufacturer of fly fishing equipment from 1991 to 1996. From 1986 to 1991, he served as Chief Financial Officer of Tom Software, a developer of fourth generation languages and accounting applications. He has also served as Chief Financial Officer for The Myers Group from 1984 to 1986. He has an M.B.A. in finance from the Wharton School of the University of Pennsylvania.


Kevin E. Fink co-founded N2H2 in 1995 and serves as our Vice President -- Chief Technology Officer. Mr. Fink has been the primary technology architect of our services and products. Mr. Fink was the sole proprietor of KF Consulting from September 1995 to December 1995. From February 1995 to September 1995, Mr. Fink was director of management information services at Virtual Broadcast Networks. He received an M.S. in Electrical Engineering from the University of Washington in 1994 and a B.S. in Engineering from Harvey Mudd College.

B. Patrick Murphy joined N2H2 in April 1998 and serves as our Vice
President -- Sales. Mr. Murphy is responsible for managing all sales programs. From 1996 to 1997, Mr. Murphy was a Divisional Director for AEI Music Network and managed a network of 200 sales and service partners for this Seattle-based commercial music provider. His experience includes 13 years in the application software and systems integration field, including nine years as Sales Manager, Vice President and Partner with Benchmark Systems, Inc. from 1987 to 1996. Mr. Murphy holds a B.A. in Economics and an M.B.A. in finance from Washington State University.

Peter H. Keane joined N2H2 in May 1998 and serves as our Vice
President -- Advertising. Mr. Keane is responsible for developing the advertising sales strategy for our internet filtering services. He served as Vice President of Corporate Development for Hyperbole Studios from 1996 to 1998 and as the Director of Advertising Revenue for Kidstar from 1993 to 1996. Prior to that he held various advertising sales and management positions with the Hearst Corporation. Mr. Keane has a B.A. in pre-law studies from Arizona State University where he also completed M.B.A. coursework.

James J. O'Halloran joined N2H2 in June 1998 and serves as our Vice
President -- Marketing. Mr. O'Halloran has 20 years of sales and marketing experience with various firms including technology companies. He was Director of Education Marketing at Edmark Corporation from 1997 to 1998. He was Vice President of Sales and Marketing for Videodiscovery from 1994 to 1997. Mr. O'Halloran holds a B.S. in business administration from Pennsylvania State University and an M.B.A from the University of Washington.

Peter F. Hodgson joined N2H2 in June 1999, and serves as our European Operations Director. From June 1996 to April 1999, Mr. Hodgson was an internet consultant and advisor and from January 1995 to June 1996, he was a consultant to Computercall Ltd. From November 1989 to December 1994, he served as Chief Executive Officer of Cellephone Group, PLC, a cellular service provider. Prior to that, he held positions primarily related to sales and marketing, including six years spent with British Telecom.

Hollis R. Hill has served as a director of ours since October 1997. Ms. Hill, an attorney, was of counsel with the firm of Frank & Rosen from 1992 to 1997 and is presently self-employed as a trial advocacy teacher for the National Institute of Trial Advocacy. Ms. Hill is also an adjunct faculty member at the University of Washington School of Law. Ms. Hill received her J.D. from the Northwestern School of Law in Chicago and her B.A. in Independent Studies from Vassar College. Ms. Hill is married to Mr. Nickerson.

Mark A. Segale has served as a director of ours since December 1998. Mr. Segale has served as Vice President of MAS Resources, Inc. since 1984 and as President of Seattle Tractor Parts and Equipment, Inc. from 1979 to the present. Mr. Segale received his B.A. in business administration from Seattle University in 1981.

Richard R. Rowe Ph.D. will join N2H2 as a Director prior to closing of the offering. Dr. Rowe is the founder of RoweCom (Nasdaq "ROWE"), which provides internet-based magazine, newspaper, journal and other printed material purchasing and managing solutions. Dr. Rowe has served as RoweCom's Chairman of the Board, President and Chief Executive Officer since 1994. Prior to founding RoweCom, he was the President and Chief Executive Officer of the Faxon Company from 1980 to 1993, a leading library subscription agency. Prior to joining Faxon, Dr. Rowe was an Associate Dean of the Harvard Graduate School of Education, Director of Harvard's interfaculty Doctoral Program in Clinical Psychology and Public Practice, and Director of the Cambridge office of the American Institutes for Research. Dr. Rowe serves on the Board of Directors of RoweCom, Inc, the MIT Press, the Massachusetts Business Alliance for Education and Educators for Social Responsibility. He also served for five years as a member of the Massachusetts State Board of Education where he chaired the Education Reform task force. Dr. Rowe holds a Ph.D. in clinical psychology from Columbia University.

BOARD COMPOSITION

Our board will consist of four directors and, under our amended bylaws, may be increased or decreased by board or shareholder action. At some time after closing of this offering, we intend to increase the number of directors to five.

Prior to closing of this offering, our restated articles of incorporation will provide for the division of our board of directors into three classes, as nearly equal in number as possible. Hollis R. Hill and Richard R. Rowe will be the initial Class I directors, Mark A. Segale will be the initial Class II director and Peter H. Nickerson will be the initial Class III Director. Initially, the Class I directors will serve for a one-year term, Class II directors will serve for a two-year term and Class III directors will serve for a three-year term. One class of director will be elected each year thereafter by our shareholders. Directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of N2H2 and may maintain the incumbency of the board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

Our compensation committee will consist of Richard R. Rowe and Mark A. Segale. Our compensation committee will review and approve the compensation and benefits for our executive officers and grants of stock options under our stock option plans and will make recommendations to the board of directors regarding such matters.

Our audit committee will consist of Richard R. Rowe and Mark A. Segale. Our audit committee will make recommendations to the board of directors regarding the selection of independent auditors, will review the results and scope of the audit and other services provided by our independent auditors and will review and evaluate our audit and accounting control functions.

DIRECTOR COMPENSATION

We intend to pay each of our nonemployee directors $1,000 for each board of directors meeting attended in person, $500 for each board meeting attended telephonically, $500 for each committee meeting attended in person and $250 for each committee meeting attended telephonically. We also intend to reimburse our nonemployee directors for reasonable expenses they incur in attending meetings of the board and its committees. Our nonemployee directors are also eligible to receive stock options under the 1999 Nonemployee Director Stock Option Plan. See "Management -- 1999 Nonemployee Director Stock Option Plan," for a description of these stock options.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

Our restated articles of incorporation include a provision that limits the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of ours, except liability for:

 - acts or omissions involving intentional misconduct or knowing violations of law,

 - unlawful distributions or

 - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

The restated articles of incorporation also provide that we will indemnify any individual made a party to a proceeding because that individual is or was a director of ours. We will also advance or reimburse reasonable expenses incurred by that individual prior to the final disposition of the proceeding to the fullest extent permitted by applicable law. No repeal of the restated articles of incorporation or modification of them will adversely affect any right of a director of ours who is or was a director at the time of the repeal or modification. To the extent the provisions of the restated articles of incorporation provide for indemnification of directors for liabilities arising under the Securities Act of 1933, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and unenforceable. We have purchased and maintain director and officer liability insurance coverage under which our directors and officers may be indemnified against any liability they may incur for serving as our directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our compensation committee will consist of two outside directors. We anticipate that no interlocking relationship will exist between the compensation committee and the board of directors or compensation committee of any other company, nor will any such relationship have existed in the past.

EXECUTIVE COMPENSATION

The following table provides information on the compensation awarded to, earned by or paid for services rendered to us in all capacities during the fiscal year ended September 30, 1998, by our chief executive officer and the other most highly compensated executive officers who were serving as executive officers as of September 30, 1998 and whose compensation was in excess of $100,000 in the fiscal year ended September 30, 1998, collectively, our named executive officers.

SUMMARY COMPENSATION TABLE

                NAME AND PRINCIPAL POSITION                   SALARY($)        BONUS($)
                ---------------------------                   ---------        --------
Peter H. Nickerson, President, Chief Executive Officer and
  Chairman of the Board of Directors........................  $132,500         $13,898
John F. Duncan, Vice President -- Chief Financial Officer,
  Secretary and Treasurer...................................    84,542          29,858
Kevin E. Fink, Vice President -- Chief Technology Officer...    88,333          40,000

No options were granted to the named executives in the last fiscal year.

AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED SEPTEMBER 30, 1998 AND FISCAL YEAR END OPTION VALUES

The following table contains information concerning the options exercised by the named executive officers in the fiscal year ended September 30, 1998 and the year end number and value of unexercised options with respect to each of the named executive officers. There were no stock appreciation rights granted or exercised during 1998, and none were outstanding as of September 30, 1998. The calculation of the value of unexercised in-the-money options at fiscal year end in the following table is based on the assumed initial public offering price of $11.00 per share, less the corresponding exercise price of the options, multiplied by the number of shares underlying the options. See
"Management -- 1997 and 1999 Stock Option Plans" for a discussion of the board's methodology for determining the fair market value of the common stock at the time of the grants.

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                                 SHARES       VALUE             YEAR END(#)               FISCAL YEAR END($)
                                ACQUIRED     REALIZED   ---------------------------   ---------------------------
            NAME               ON EXERCISE     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               -----------   --------   -----------   -------------   -----------   -------------
Peter H. Nickerson...........    374,062     $26,505           --             --              --             --
John F. Duncan...............         --          --      149,625        224,437      $1,618,524     $2,427,780
Kevin E. Fink................         --          --           --             --              --             --

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with several of our officers. Following is a summary of the material terms and conditions of these agreements. The summary is subject to the detailed provisions of the agreements attached as exhibits to this registration statement.

Peter H. Nickerson, John F. Duncan and Kevin E. Fink, each of whom is referred to as an officer, entered into employment agreements with us on May 10, 1999. Mr. Nickerson's employment agreement provides for an initial two year term, and the agreements with Messrs. Duncan and Fink provide for 18 month terms. All three agreements are renewable indefinitely subject to the termination provisions described below. The compensation for each officer is as follows:

 - Mr. Nickerson will be paid an annual base salary of $225,000,

 - Mr. Duncan will be paid an annual base salary of $150,000 and

 - Mr. Fink will be paid an annual base salary of $150,000.

The officers' base salaries will increase October 1 of each year by 10% if we achieved a 100% increase in revenues for the preceding year. Messrs. Nickerson, Duncan and Fink will receive quarterly bonuses as a percentage of revenues equal to 2.25%, 1.5% and 1.5%, respectively, of the growth in our total quarterly revenues compared to the same quarter in the prior year, with a maximum each fiscal year equal to 70% of the officer's base salary. In addition, each officer is entitled to reimbursement for reasonable and documented business expenses.

Each officer's employment agreement terminates on the officer's death or disability or for cause, where cause means:

 - a failure or refusal to perform specific duties under the employment agreement which remains uncured,

 - willful misappropriation of funds,

 - excessive drug or alcohol use,

 - conviction of a felony or

 - any willful or intentional act in disregard of our interests.

If an officer's employment agreement is terminated due to death or disability, we will continue to pay the officer's base salary for a minimum of 12 months. Upon termination for cause or voluntarily by the officer without good reason, we will pay the officer's base salary and bonus, if any, only through the date of termination.

Mr. Nickerson's employment agreement provides for a two year severance period, while the agreements with Messrs. Duncan and Fink provide for 18 month severance periods. If we terminate an officer's employment without cause or the officer resigns for good reason, we will pay the officer's base salary and bonus, if any, for the applicable severance period and also unvested stock options which are scheduled to vest during the severance period will vest immediately. Upon termination following any change in control, defined to include any recapitalization, merger or sale of substantially all of our assets, we will also pay the officer's base salary and bonus, if any, for the applicable severance period and all unvested stock options will vest immediately.

Each employment agreement contains a noncompetition covenant, which has a 24 month duration in the case of Mr. Nickerson and 18 month duration in the cases of Mr. Duncan and Mr. Fink. The agreements also contain confidentiality, nondisclosure and assignment of invention provisions.

1997 AND 1999 STOCK OPTION PLANS

N2H2's stock option plans include the 1997 Stock Option Plan, as amended, and the 1999 Stock Option Plan. The Nonemployee Director Stock Option Plan is described separately below. Our board of directors adopted our 1997 Plan on September 30, 1997, and our shareholders approved it on October 21, 1997. The board adopted our 1999 Plan on March 19, 1999, and our shareholders approved it on April 2, 1999. The plans provide for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code to employees, including officers, of N2H2 or any affiliate of N2H2, and nonstatutory stock options to employees, including officers or directors of and consultants to N2H2 or any affiliate of N2H2. The board of directors or a committee appointed by the board administers the plans. References to the board in this description of the plans include any such committee. Our board of directors has the authority to determine which recipients and what types of awards are to be granted, including the exercise price, number of shares subject to the award and conditions of exercise.

The term of a stock option granted under the plans generally may not exceed 10 years. The board of directors determines the exercise price of options granted under the plans. In the case of an incentive stock option, the exercise price cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the plans vest at the rate specified in the option agreement. An optionee may not transfer options other than by will or the laws of descent or distribution.

No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own, stock that has more than 10% of the total combined voting power of N2H2 or any affiliate of N2H2, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, $100,000 is the maximum amount permitted for the aggregate fair market value, determined at the time of grant, of the shares of our common stock covered by incentive stock options exercisable for the first time by an optionee during any calendar year under the stock option plans of N2H2 and its affiliates. The options or portions of options that exceed this limit are treated as nonstatutory options.

Shares subject to stock awards that have lapsed or terminated, without having been exercised in full, may again become available for the grant of awards under the plans unless the plan under which the option was granted has been terminated.

Options granted under the 1997 Plan vest over a three year schedule, with annual vesting on the first, second and third anniversaries of employment. Options that have been granted to date under the 1999 Plan vest on a similar basis but over a four year period. The Plans provide for the vesting of options granted before September 1998 to accelerate and become fully vested if a change of control of N2H2 occurs. The form of Incentive Stock Option Agreement under the 1999 Plan provides that if a change of control of N2H2 occurs, any options granted under an Incentive Stock Option Agreement that are scheduled to vest within 15 months after the date of the change of control will immediately vest, and any options scheduled to vest beyond 15 months after the date of the change of control will terminate.

At the inception of the 1997 Plan, the board based its initial fair market valuation of the common stock at the time of grant of the initial options on the third party transaction with The Segale Group dated July 31, 1996. In that transaction, Mark Segale purchased 1,225,000 shares at $0.16 per share. Initial grants under the 1997 Plan were valued at $0.18. Since then, the board has considered the following factors, among others, in determining the fair market value of the common stock at the time of grants under the 1997 Plan and 1999
Plan:

 - growth of N2H2's sales and revenues,

 - liquidity and

 - solicited and unsolicited third party valuations of N2H2.

As of July 7, 1999, options to purchase 1,476,250 shares were outstanding and 9,501 shares were available for future grant under our 1997 Plan. As of the same date, 1,329,625 shares were authorized, options to purchase 1,323,499 shares had been granted and 6,126 shares were available for future grant under our 1999 Plan. Our 1997 Plan and our 1999 Plan will terminate on September 30, 2007, and on March 19, 2009 respectively, unless terminated sooner by the board.

1999 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN. The 1999 Nonemployee Director Stock Option Plan was adopted by our board on May 10, 1999, and approved by our shareholders on June 11, 1999. We have reserved 87,500 shares of common stock for issuance under the 1999 Nonemployee Director Stock Option Plan. Under the 1999 Nonemployee Director Stock Option Plan, each of our nonemployee directors is granted an option to purchase 3,750 shares of common stock upon becoming a member of our board, and an option to purchase 3,750 shares of common stock immediately following each of our annual shareholder meetings. The exercise price of options to be granted under the 1999 Nonemployee Director Stock Option Plan will equal the fair market value of our common stock on the date of grant. Options granted under the 1999 Nonemployee Director Stock Option Plan will be fully exercisable beginning six months after the date of grant for a 10 year period from the date of grant. As of the date of this prospectus, no options have been granted under the 1999 Nonemployee Director Stock Option Plan.

                       PRINCIPAL AND SELLING SHAREHOLDERS

The following table summarizes information regarding the beneficial ownership of our outstanding common stock as of July 7, 1999 for:

 - each of the selling shareholders,

 - each person or group that we know owns more than 5% of our common stock,

 - each of our directors,

 - our chief executive officer,

 - the officers whose compensation exceeded $100,000 and

 - all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

Unless otherwise indicated, the following officers, directors and shareholders can be reached at our principal offices. The address for Mark A. Segale, Lisa M. Atkins, Tina A. Covey, Nita S. Johnson, Ann J. Nichols and Donna A. Segale is 18000 Andover Park West, Suite 200, Tukwila, Washington 98188. The percentages of ownership listed below are based on 15,647,607 shares of our common stock outstanding prior to the offering and 20,097,607 shares outstanding after the offering. Shares of common stock issuable for options outstanding and exercisable within 60 days after the date of this prospectus are deemed to be outstanding for purposes of computing the percentages of ownership for the option holders but not for other listed shareholders.

                                             SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                           OWNED PRIOR TO OFFERING               OWNED AFTER OFFERING
    SELLING SHAREHOLDERS, DIRECTORS,       -----------------------   SHARES     ----------------------
      OFFICERS AND 5% SHAREHOLDERS          NUMBER       PERCENT     OFFERED     NUMBER      PERCENT
    --------------------------------       ---------    ----------   -------    ---------   ----------
Peter H. Nickerson(1)....................  6,461,942       41.3%         --     6,461,942      32.2%
Hollis R. Hill(2)........................  4,906,942       31.4          --     4,906,942      24.4
Kevin E. Fink(3).........................    723,332        4.6          --       723,332       3.6
John F. Duncan(4)........................    187,935        1.2          --       187,935         *
Robert S. London
  809 Presidio Avenue, Suite B,
  Santa Barbara, CA 93101(5).............  1,598,520       10.2          --     1,598,520       8.0
Mark A. Segale(6)(7).....................  1,786,316       11.4      28,445     1,757,871       8.7
Lisa M. Atkins(6)(8).....................    459,117        2.9       7,310       451,807       2.2
Tina A. Covey(6)(9)......................    459,117        2.9       7,310       451,807       2.2
Nita S. Johnson(6)(10)...................    226,571        1.4       3,610       222,961       1.1
Donna A. Segale(6)(11)...................    115,948          *       1,845       114,103         *
Ann J. Nichols(6)(12)....................     92,888          *       1,480        91,408         *
All current executive officers and
  directors as a group (5 persons).......  9,159,525       57.6%     50,000     9,131,080      45.0%

---------------------------
  *  Less than one percent.

 (1) Includes 374,062 shares of our common stock held by Mr. Nickerson, 4,532,880 shares of our common stock held jointly with his wife, Hollis Hill, 1,400,000 shares of our common stock held by him as custodian under the Uniform Transfers to Minors Act for the benefit of their children, and 155,000 shares for which he exercises sole voting power under an irrevocable proxy granted by Jennifer Perenchio.

 (2) Includes 4,532,880 shares of our common stock held by Ms. Hill jointly with her husband, Mr. Nickerson, and 374,062 shares of our common stock held as community property by her husband, Mr. Nickerson. Excludes 1,400,000 shares of our common stock held by her husband as custodian under the Uniform Transfers to Minors Act for the benefit of their children.

 (3) Includes 700,000 shares of common stock held Mr. Fink and 23,332 options to purchase common stock currently outstanding and exercisable held by his wife, Jessica Lyman.

 (4) Consists of 15,000 shares of common stock and options to purchase 172,935 shares of common stock held by Mr. Duncan and currently exercisable.

 (5) Includes 1,457,610 shares of common stock and warrants to purchase 140,910 shares of common stock held by Mr. London that are currently exercisable.

 (6) Mr. Segale, Lisa M. Atkins, Tina A. Covey, Nita S. Johnson, Ann J. Nichols and Donna A. Segale, collectively partners of The Segale Group, are parties to a Registration Rights Agreement among the same shareholders and us, which provide that Mr. Segale has various powers related to the shares held by the other Segale Group shareholders. The number of shares offered by these shareholders is estimated based upon the midpoint of the price range set forth on the cover of this prospectus.

 (7) The number of shares held by Mr. Segale prior to the offering includes 1,735,166 shares of our common stock and a warrant to purchase 51,150 shares of our common stock which will be cancelled upon the sale of 28,445 shares of common stock under this offering.

 (8) Includes 445,827 shares of common stock and warrants to purchase 13,290 shares of our common stock held by Ms. Atkins, which are currently exercisable and which will be cancelled upon her sale of 7,310 shares under this offering.

 (9) Includes 445,827 shares of common stock and warrants to purchase 13,290 shares of our common stock held by Ms. Covey, which are currently exercisable and which will be cancelled upon her sale of 7,310 shares under this offering.

(10) Includes 219,940 shares of common stock and warrants to purchase 6,631 shares of our common stock held by Ms. Johnson, which are currently exercisable and which will be cancelled upon her sale of 3,610 shares under this offering.

(11) Includes 112,628 shares of common stock and warrants to purchase 3,320 shares of our common stock held by Ms. Segale, which are currently exercisable and which will be cancelled upon her sale of 1,845 shares under this offering.

(12) Includes 90,228 shares of common stock and warrants to purchase 2,660 shares of our common stock held by Ms. Nichols, which are currently exercisable and which will be cancelled upon her sale of 1,480 shares under this offering.

                              CERTAIN TRANSACTIONS

We believe that each of the transactions described below was carried out on terms that were no less favorable to us than those that would have been obtained from unaffiliated third parties. Any future transactions between us and any of our directors, officers or principal shareholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the board of directors.

COMMON STOCK ISSUANCES

Since October 1, 1997, we have issued and sold securities to the following persons who are our executive officers and directors:

 - Peter H. Nickerson and Hollis R. Hill: On January 28, 1999, Mr. Nickerson and Ms. Hill purchased 937 shares of our common stock at a price per share of $1.18, or an aggregate of $1,110. On December 31, 1998, and in conjunction with our contemplated transition from an S corporation to a C corporation, we redeemed 500,000 shares of common stock held by Mr. Nickerson and Ms. Hill at a price per share of $1.18 or an aggregate of $592,000. Mr. Nickerson and Ms. Hill in turn purchased 500,000 shares of common stock from us on December 31, 1998, at a price per share of $1.18 or an aggregate of $592,000. On December 31, 1998, we issued and sold 51,943 shares of common stock to Mr. Nickerson and Ms. Hill, a marital community, at a price per share of $1.18, or an aggregate of $61,500. Mr. Nickerson currently serves as President, Chief Executive Officer and Chairman of the board of N2H2. Ms. Hill serves as a director of ours. Mr. Nickerson and Ms. Hill are married.

 - John F. Duncan: On May 15, 1999, Mr. Duncan exercised options to purchase 15,000 shares of common stock at a price per share of $0.18 for an aggregate amount of $2,742. On March 17, 1999, Mr. Duncan exercised options to purchase 73,900 shares of common stock at a price per share of $0.18 for an aggregate of $13,509. Mr. Duncan subsequently made a gift of these shares to his adult children and sister. Mr. Duncan currently serves as our Vice
   President -- Chief Financial Officer, Secretary and Treasurer.

 - Mark A. Segale: In conjunction with this offering, Mr. Segale will sell 28,445 shares of common stock under a Registration Rights Agreement dated effective as of December 31, 1998, among Mr. Segale, some of our other shareholders and us. In connection with this sale, warrants to purchase 51,150 shares of common stock held by Mr. Segale will be cancelled. Effective as of December 31, 1998, we issued to Mr. Segale, for the community of him and Keri D. Segale, 212,818 shares of common stock together with warrants to purchase 51,150 shares of common stock in connection with the conversion of a $500,000 loan balance under a Loan and Stock Option Agreement dated July 31, 1996 into 1,632,500 shares of common stock.

THE SEGALE GROUP

On July 31, 1996, we entered into a Loan and Stock Option Agreement with The Segale Group, a Washington general partnership, of which Mr. Segale, currently a director and 5% shareholder of ours, was managing partner. That agreement provided for maximum borrowings of $500,000 in $100,000 increments drawn at our option. The outstanding principal bore interest at 12.0% per annum and was to be payable on July 31, 1999. In connection with that loan, we issued warrant equivalents to purchase 2.2% of our outstanding common stock for each $100,000 of outstanding debt. The warrant equivalents, in the aggregate, represented 11.0% of our outstanding common stock. The agreement also included an anti-dilution provision that allowed The Segale Group to maintain an aggregate 25% ownership interest in N2H2 including the 1,225,000 shares of common stock already owned by them.

As of December 31, 1998, the outstanding loan balance under the Loan and Stock Option Agreement was $500,000. Under a Loan Conversion Agreement dated April 8, 1999, and dated effective as of

December 31, 1998, we issued 1,632,500 shares of common stock and warrants to purchase 93,000 shares of common stock at a price per share of $0.004 per share to Mr. Segale, Lisa M. Atkins, Tina A. Covey, Nita S. Johnson, Ann J. Nichols, Donna A. Segale and Samir J. Tuma, all partners in The Segale Group. These warrants expire on the earlier of (a) December 31, 2003, or (b) an initial public offering of our common stock where partners of The Segale Group are allowed to sell shares of our common stock at an aggregate offering price of $500,000. The warrants are exercisable at an adjusted price per share of $0.004. We have included The Segale Group partners' offer to sell shares of common stock at an aggregate offering price of $500,000 under this prospectus. Therefore, these warrants will be cancelled upon conclusion of this offering.

Under a Registration Rights Agreement dated effective as of December 31, 1998, The Segale Group partners have rights to require us to register their 3,154,845 shares of common stock and the 93,000 shares of common stock subject to warrants to purchase common stock held by them.

Seattle Tractor Parts and Equipment, Inc., loaned $400,000 to us on April 11, 1997, represented by a promissory note secured by a pledge of shares of common stock from Mr. Nickerson and Ms. Hill. Mr. Segale is the president of Seattle Tractor Parts and Equipment, Inc. In connection with the April 8, 1999 Loan Conversion Agreement, we repaid all outstanding principal and accrued interest on that loan.

DEBT AND EQUITY FINANCINGS

In a series of related transactions under a Securities Purchase Agreement, as amended, dated December 31, 1998, and January 26, 1999, we issued to a group of 18 investors:

  - 1,687,113 shares of common stock at a price per share of $1.16, net of commissions,

  - warrants to purchase a total of 465,000 shares of our common stock at a price per share of $3.14 and

  - promissory notes in an aggregate amount of $2.0 million.

The investor group included Robert London, a holder of more than 5% of our common stock. The note payable to Mr. London was in the amount of $606,060, plus interest at 11.5% per annum. The warrants expire on December 30, 2003. The warrants may be exercised either by paying cash or surrendering the warrants in exchange for a number of shares equal to:

  - the difference in value between the exercise price of the surrendered warrants and the fair market value of our common stock as reported on an organized stock exchange at the close of business the day before exercise,

  - the market price multiplied by the number of shares represented by the warrants and

  - divided by the market price.

Under a Registration Rights Agreement dated effective as of December 31, 1998, the investors under those agreements have rights to require us to register their 1,691,693 shares of common stock, including 4,850 shares issued upon the exercise of warrants, and 460,420 shares of common stock subject to warrants to purchase common stock held by them.

The Securities Purchase Agreement, as amended, provides that we will pay Cruttenden Roth Bridge Fund, LLC, a commission and a private placement fee. To date, we have paid $362,944 to Cruttenden Roth in commission and placement fees, together with $30,000 in attorneys' fees associated with the transactions. Mr. London is a managing director of Cruttenden Roth Inc.

On May 11, 1999, we completed a private equity financing in which we sold 2,705,648 shares of common stock to investors at a price per share of $3.70 for an aggregate of $10,000,129. In connection with this financing, Mr. London's $606,060 promissory note, plus accrued interest of $2,126, was satisfied and exchanged for 164,552 shares of common stock. We also paid Cruttenden Roth Inc. $200,000 in placement agent fees associated with closing of this private financing.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with several of our key employees, including Peter H. Nickerson, John F. Duncan and Kevin Fink. These agreements, which include provisions requiring severance payments if a change of control occurs, are described in "Management -- Employment Agreements."

DEFERRED EMPLOYEE COMPENSATION

In a letter agreement with Mr. Nickerson dated April 15, 1997, we agreed to pay Mr. Nickerson $185,000 in employment compensation the payment of which had been deferred. In December 1998, we paid Mr. Nickerson the full amount of that obligation.

                          DESCRIPTION OF CAPITAL STOCK

Our restated articles of incorporation authorize us to issue, subject to shareholder approval, up to 250,000,000 shares of common stock, no par value per share and 50,000,000 shares of preferred stock, no par value per share. The following summary of certain provisions of the common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our restated articles of incorporation, which are included as an exhibit to the registration statement, of which this prospectus is a part.

COMMON STOCK

As of July 7, 1999 there were 15,647,607 shares of common stock outstanding held of record by 107 shareholders. Following this offering, there will be 20,097,607 shares of common stock outstanding, provided that there has been no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends the board of directors declares out of funds legally available for the payment of dividends. We have not paid any cash dividends since our inception. See "Dividend Policy" for a more detailed statement of our dividend history. If N2H2 is liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued following this offering will be fully paid and nonassessable.

PREFERRED STOCK

The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of N2H2 or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We currently have no plans to issue any preferred stock.

REGISTRATION RIGHTS

In connection with several transactions, we have entered into registration rights agreements with several shareholders, including Robert London and Mark Segale, covering an aggregate of 10,805,268 shares of our common stock together with 553,420 warrants to purchase our common stock, 93,000 of which will be terminated upon completion of this offering. Under the registration rights agreements, these shareholders are entitled to the registration of their shares under the Securities Act in specified contexts. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the shareholders holding registration rights are entitled to notice of such registration and have rights to include their shares of common stock in such registration at our expense. Additionally, these shareholders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to specified conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration. However, in the absence of the underwriters giving approval for the inclusion of shares in this offering, the registration rights agreements require the holders to execute 180 day lock-up agreements. Under the lock up agreements, the shareholders agree not to sell, enter agreements to sell or hypothecate the shares covered by registration rights agreements for a period of 180 days following this offering.

WARRANTS

As of December 31, 1998, we issued warrants to purchase 93,000 shares of common stock at a per share price of $0.004 to Mark A. Segale, Lisa M. Atkins, Tina A. Covey, Nita S. Johnson, Ann J. Nichols, Donna A. Segale and Samir J. Tuma. These warrants expire on the earlier of (a) December 31, 2003, or (b) an initial public offering of our common stock where the partners in The Segale Group are allowed to sell shares of our common stock at an aggregate offering price of $500,000, as selling shareholders. In satisfaction of this obligation, we have included the offer by the partners of The Segale Group to sell 50,000 shares of common stock under this prospectus. Therefore, these warrants will be cancelled upon conclusion of this offering.

In connection with a series of transactions dated December 31, 1998 and January 26, 1999, we issued warrants to purchase 465,000 shares of our common stock at a per share price of $3.14 to a group of 17 investors, including Robert London, a holder of more than 5% of our common stock. Of these warrants, 460,420 remained outstanding as of July 7, 1999. The warrants may be exercised either by paying cash or surrendering the warrants in exchange for a number of shares equal to:

 - the difference in value between the exercise price of the surrendered warrants and the fair market value of our common stock as reported on an organized stock exchange at the close of business the day before exercise,

 - the market price multiplied by the number of shares represented by the warrants and

 - divided by the market price.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR RESTATED ARTICLES, AMENDED BYLAWS AND WASHINGTON LAW

As noted above, our board of directors, without shareholder approval, has the authority under our restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of N2H2 or make removal of management more difficult.

Washington law imposes restrictions on transactions between a corporation and its significant shareholders under circumstances defined in Chapter 23B.19 of the Washington Business Corporations Act. Specifically, a "target corporation" is prohibited, with exceptions defined in the statute, from engaging in specified significant business transactions with an acquiring person. An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The restriction applies for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Prohibited transactions include, among other things:

 - a merger or consolidation with, disposition of assets to or issuance or redemption of stock to or from, the acquiring person,

 - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or

 - allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a "significant business transaction" may occur, as long as it complies with the "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of N2H2.

  Election and removal of directors

Effective with the first annual meeting of shareholders following this offering, our restated articles of incorporation provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving staggered three-year terms and one class being elected each year by our shareholders. Directors may be removed, prior to the expiration of their terms, only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of N2H2 and may maintain the incumbency of the board of directors.

  Shareholder meetings

Under our restated articles of incorporation and amended bylaws, our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares. Additionally, the board of directors and the president may call special meetings of shareholders. Upon our becoming a public company, a special meeting of shareholders may be called only by the president or a majority of the board of directors.

  Requirements for advance notification of shareholder nominations and proposals

Our amended bylaws establish advance notice procedures for shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a board committee.


  Transfer Agent and Registrar



ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock. Its telephone number is (206) 674-3030.

                        SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

Upon completion of this offering, we will have 20,097,607 shares of common stock outstanding, assuming the issuance of 4,450,000 shares of common stock offered hereby, conversion of all shares of preferred stock and no exercise of options or warrants after July 7, 1999. Of these shares, the 4,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to limitations and restrictions that are described below.

The remaining 15,597,607 shares of common stock held by existing shareholders as of July 7, 1999 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 15,460,965 shares will be subject to lock-up agreements described below on the effective date of the offering. Upon expiration of the lock-up agreements 180 days after the effective date of this prospectus, 15,460,965 shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options and warrants could exercise their options and warrants and sell the shares issued upon exercise as described below.

          DAYS AFTER DATE OF             SHARES ELIGIBLE
            THIS PROSPECTUS                 FOR SALE                       COMMENT
          ------------------             ---------------   ---------------------------------------
Upon effectiveness.....................     4,500,000      Shares sold in the offering
90 days................................       186,642      Shares saleable under Rule 144 that are
                                                           not subject to the lock-up agreements
180 days...............................    15,460,965      Lock-up released: shares saleable under
                                                           Rules 144 and 701

As of July 7, 1999, there were a total of 553,420 shares of common stock that could be issued upon exercise of outstanding warrants. All of these shares are subject to lock-up agreements. As of July 7, 1999, there were a total of 2,799,749 shares of common stock subject to outstanding options under our stock plans, 728,272 shares of which were vested. Some of these shares are also subject to lock-up agreements. Promptly upon the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock plans. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted under our 1997 Stock Option Plan and 1999 Stock Option Plan and 1999 Nonemployee Director Stock Option Plan generally would be available for resale in the public market.

Our officers, directors and the majority of our shareholders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus. CIBC World Markets Corp., however, may in its sole discretion, at any time and in most cases without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

 - 1% of the number of shares of common stock then outstanding, which will equal approximately 200,976 shares immediately after the effective date of this offering or

 - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to this sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering are entitled to resell these shares 90 days after the effective date of this prospectus in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date of the prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above may be sold, beginning 90 days after the date of this prospectus, by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

In addition, following this offering, the holders of 10,805,268 shares of common stock and of warrants exercisable for 460,420 shares of common stock will, under circumstances defined in a Registration Rights Agreement dated effective as of December 31, 1998, have rights to require us to register their shares for future sale.

LOCK-UP AGREEMENTS

All executive officers and directors and the majority of the holders of common stock or securities convertible into common stock and options and warrants to purchase common stock have signed lock-up agreements stating that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock, securities convertible or exchangeable for common stock, warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus, without the prior written consent of CIBC World Markets Corp.

                                  UNDERWRITING

N2H2, Inc. and the selling shareholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from N2H2 and the selling shareholders the following numbers of shares of common stock:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
CIBC World Markets Corp.....................................
U.S. Bancorp Piper Jaffray Inc. ............................

                                                              ----------------
Total.......................................................         4,500,000
                                                              ================

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to some securities dealers at
this price less a concession of $     per share. The underwriters may also
allow, and these dealers may reallow, a concession not in excess of $     per
share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 675,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be
$          and the total proceeds to us will be $          and the total
proceeds to the selling shareholders will be $          . The underwriters have
severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by N2H2 and the selling shareholders.

                                                                                          TOTAL WITH FULL
                                                                                            EXERCISE OF
                                                             TOTAL WITHOUT EXERCISE OF    OVER-ALLOTMENT
                                                PER SHARE      OVER-ALLOTMENT OPTION          OPTION
                                                ---------    -------------------------    ---------------
N2H2, Inc.....................................  $                    $                       $
Selling shareholders..........................  $                    $                       $
     Total....................................  $                    $                       $

Together with the selling shareholders, we have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act.

N2H2, its officers and directors and the majority of its shareholders have agreed to a 180 day "lock up" with respect to 15,460,965 shares of common stock and other N2H2 securities that they beneficially own, including options to purchase shares of common stock. This means that, for a period of 180 days following the date of this prospectus, N2H2 and other such persons may not offer, sell, pledge or otherwise dispose of our securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

There is no established trading market for shares of our common stock. The offering price for the shares of our common stock has been determined by us and the underwriters, based on the following factors:

 - negotiations among us and the underwriters,

 - prevailing market and economic conditions,

 - our financial information,

 - our history and the prospects,

 - N2H2 and the industry in which we compete,

 - an assessment of our management, its past and present operations, the prospects for and timing of, our future revenues and

 - the present stage of our development and the above factors in relation to the market values and various valuation measures of other companies engaged in activities similar to ours.

The initial public offering price appearing on the cover page of this prospectus should not, however, be considered an indication of the actual value of our common stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above its initial offering price.

The underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission:

 - Stabilizing transactions: the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 - Over-allotments and syndicate covering transactions: the underwriters may create a short position in the shares by selling more shares than appear on the cover page of this prospectus. If a short position is created in connection with this offering, the underwriters may engage in syndicate covering transactions by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option.

 - Penalty bids: If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from members of the underwriters syndicate who sold shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Lane Powell Spears Lubersky LLP, Seattle, Washington. Members of that firm beneficially owned 50,887 shares of our common stock as of June 21, 1999. Certain legal matters will be passed upon for the underwriters by Cooley Godward LLP, Kirkland, Washington.

                                    EXPERTS

The financial statements of N2H2 as of September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement or its exhibits and schedules. You should refer to the registration statement and its exhibits and schedules. References made in this prospectus to any contract or other document of ours are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document we file with the Commission at its public reference rooms located at:

 - Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549,

 - Seven World Trade Center, Suite 1300, New York, New York 10048 or

 - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois
   60661.

The Commission maintains a Website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the Commission.

In addition, this prospectus includes market data relating to us and the school, home and corporate internet markets. Some of this data was obtained from industry publications and reports, such as reports by International Data Corporation and The Annenberg Public Policy Center. These reports assume certain events, trends and activities will occur and they project information on those assumptions. We have not independently verified this data. Also, we have not sought the consent of these organizations to refer to their reports in this prospectus.

                                   N2H2, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets as of September 30, 1997 and 1998; March 31,
  1999 (Unaudited)..........................................  F-3
Statements of Operations for the Fiscal Years Ended
  September 30, 1996, 1997 and 1998
  and the Six Months Ended March 31, 1998 and 1999
  (Unaudited)...............................................  F-4
Statements of Changes in Shareholders' Deficit for the
  Fiscal Years Ended September 30, 1996, 1997 and 1998 and
  the Six Months Ended March 31, 1999 (Unaudited)...........  F-5
Statements of Cash Flows for the Fiscal Years Ended
  September 30, 1996, 1997 and
  1998 and the Six Months Ended March 31, 1998 and 1999
  (Unaudited)...............................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
N2H2, Inc.

In our opinion, the financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of N2H2, Inc. at September 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Seattle, Washington
March 17, 1999, except as to the third
through sixth paragraphs of Note 12,
which are as of May 11, 1999 and
the seventh paragraph of Note 12
which is as of May 14, 1999

                                   N2H2, INC.

                                 BALANCE SHEETS

                                                                SEPTEMBER 30,        MARCH 31,
                                                              ------------------       1999
                                                               1997       1998      (UNAUDITED)
                                                              -------    -------    -----------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                          AMOUNTS)
                                            ASSETS
Current assets
  Cash......................................................  $    71    $   121      $ 1,384
  Accounts receivable (net of $0, $8 and $38 allowance in
     1997, 1998 and 1999, respectively).....................      259        321          735
  Prepaid expenses and other assets.........................                  37            3
                                                              -------    -------      -------
          Total current assets..............................      330        479        2,122
Property and equipment, net.................................      453      1,271        2,045
Other assets................................................        1         98          118
                                                              -------    -------      -------
          Total assets......................................  $   784    $ 1,848      $ 4,285
                                                              =======    =======      =======

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
  Accounts payable..........................................  $    79    $   451      $   652
  Royalties payable.........................................                 150          125
  Accrued liabilities.......................................       97        461          621
  Deferred revenue..........................................      404      1,237        1,155
  Current portion of long-term debt and notes payable.......      509         30        1,946
  Current portion of capital lease obligations..............       70        384          674
                                                              -------    -------      -------
          Total current liabilities.........................    1,159      2,713        5,173
Deferred revenue............................................                  97          173
Capital lease obligations...................................      132        524          688
Long-term debt and notes payable............................      694      1,418           87
                                                              -------    -------      -------
          Total liabilities.................................    1,985      4,752        6,121
                                                              -------    -------      -------
Commitments and contingencies (Notes 9 and 11)
Shareholders' deficit
  Preferred stock, no par value; 10,000,000 shares
     authorized, no shares issued and outstanding
  Common stock, no par value; 20,000,000 shares authorized;
     8,686,411, 9,060,473 and 12,656,933 issued and
     outstanding in 1997, 1998 and 1999.....................      546      1,440        5,181
  Deferred stock option compensation expense................                             (658)
  Accumulated deficit.......................................   (1,747)    (4,344)      (6,359)
                                                              -------    -------      -------
          Total shareholders' deficit.......................   (1,201)    (2,904)      (1,836)
                                                              -------    -------      -------
          Total liabilities and shareholders' deficit.......  $   784    $ 1,848      $ 4,285
                                                              =======    =======      =======

   The accompanying notes are an integral part of these financial statements.

                                   N2H2, INC.

                            STATEMENTS OF OPERATIONS

                                                                             SIX MONTHS ENDED
                                        YEARS ENDED SEPTEMBER 30,                MARCH 31,
                                   ------------------------------------   -----------------------
                                      1996         1997         1998         1998         1999
                                   ----------   ----------   ----------   ----------   ----------
                                                                                (UNAUDITED)
                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues.........................  $      108   $    1,118   $    3,078   $    1,298   $    2,605
                                   ----------   ----------   ----------   ----------   ----------
Cost of revenues.................          78          302        1,153          453        1,254
                                   ----------   ----------   ----------   ----------   ----------
Gross profit.....................          30          816        1,925          845        1,351
                                   ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Sales and marketing............         263          605        1,752          679        1,535
  Research and development.......          91          371          614          252          394
  General and administrative.....         493          602        1,869          483        1,190
                                   ----------   ----------   ----------   ----------   ----------
     Total operating expenses....         847        1,578        4,235        1,414        3,119
                                   ----------   ----------   ----------   ----------   ----------
Operating loss...................        (817)        (762)      (2,310)        (569)      (1,768)
Interest income (expense), net...         (10)        (119)        (287)        (110)        (247)
                                   ----------   ----------   ----------   ----------   ----------
Net loss.........................  $     (827)  $     (881)  $   (2,597)  $     (679)  $   (2,015)
                                   ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss per
  common share...................  $     (.11)  $     (.10)  $     (.30)  $     (.08)  $     (.19)
                                   ==========   ==========   ==========   ==========   ==========
Basic and diluted weighted
  average shares outstanding.....   7,316,858    8,389,878    8,687,435    8,686,411   10,758,005
                                   ==========   ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                   N2H2, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                                  DEFERRED
                                             COMMON STOCK       STOCK OPTION
                                          -------------------   COMPENSATION   ACCUMULATED
                                            SHARES     AMOUNT     EXPENSE        DEFICIT      TOTAL
                                          ----------   ------   ------------   -----------   -------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at September 30, 1995...........   7,000,000   $   32      $  --         $   (39)    $    (7)
Issuance of common stock................   1,389,063      275                                    275
Issuance of warrants....................                   41                                     41
Compensation expense recognized on
  issuance of common stock..............                  166                                    166
Net loss................................                                            (827)       (827)
                                          ----------   ------      -----         -------     -------
Balance at September 30, 1996...........   8,389,063      514         --            (866)       (352)
Issuance of common stock................     297,348                                              --
Issuance of warrants....................                   32                                     32
Net loss................................                                            (881)       (881)
                                          ----------   ------      -----         -------     -------
Balance at September 30, 1997...........   8,688,411      546         --          (1,747)     (1,201)
Exercise of stock options...............     374,062       75                                     75
Compensation expense recognized on
  issuance of stock, stock options and
  warrants..............................                  819                                    819
Net loss................................                                          (2,597)     (2,597)
                                          ----------   ------      -----         -------     -------
Balance at September 30, 1998...........   9,060,473    1,440         --          (4,344)     (2,904)
Issuance of common stock, net of
  issuance costs of $243 (unaudited)....   1,738,053    1,957                                  1,957
Issuance of warrants (unaudited)........                   77                                     77
Conversion of notes payable into common
  stock (unaudited).....................   1,736,175      724                                    724
Exercise of stock options (unaudited)...     122,232       19                                     19
Compensation expense recognized on
  issuance of common stock
  (unaudited)...........................                  185                                    185
Deferred compensation expense relating
  to issuance of stock options
  (unaudited)...........................                  779       (779)                         --
Amortization of deferred stock option
  compensation expense (unaudited)......                             121                         121
Net loss (unaudited)....................                                          (2,015)     (2,015)
                                          ----------   ------      -----         -------     -------
Balance at March 31, 1999 (unaudited)...  12,656,933   $5,181      $(658)        $(6,359)    $(1,836)
                                          ==========   ======      =====         =======     =======


   The accompanying notes are an integral part of these financial statements.

                                   N2H2, INC.

                            STATEMENTS OF CASH FLOWS

                                                                             SIX MONTHS ENDED
                                                YEARS ENDED SEPTEMBER 30,       MARCH 31,
                                                -------------------------    ----------------
                                                1996     1997      1998      1998      1999
                                                -----    -----    -------    -----    -------
                                                     (IN THOUSANDS)            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss......................................  $(827)   $(881)   $(2,597)   $(679)   $(2,015)
  Adjustments to reconcile net loss to net
     cash (used by) provided by operating
     activities
     Depreciation and amortization............     43      147        346      110        352
     Amortization of deferred stock
       compensation expense...................                                            121
     Compensation expense on stock, stock
       options and warrants...................    166                 819                 185
     Notes payable issued for services........    208       65         98       79
     Change in certain assets and liabilities
       Accounts receivable....................    (79)    (152)       (62)     123       (414)
       Prepaid expenses and other assets......     (1)               (134)     (37)        14
       Accounts payable.......................     51       29        372       59        201
       Royalties payable......................                        150                 (25)
       Accrued liabilities....................     31       66        364      187        160
       Deferred revenue.......................    104      299        930      152         (6)
                                                -----    -----    -------    -----    -------
          Net cash (used by) provided by
            operating activities..............   (304)    (427)       286       (6)    (1,427)
                                                -----    -----    -------    -----    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment.........   (121)    (230)      (383)    (101)      (416)
                                                -----    -----    -------    -----    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock....................    275                                   1,957
  Exercise of stock options...................                                             19
  Payments under capital lease obligations....    (15)     (31)       (51)     (26)      (201)
  Borrowings under notes payable..............    285      631        210      153      2,000
  Repayments of notes payable.................                        (12)      (4)      (669)
                                                -----    -----    -------    -----    -------
          Net cash provided by financing
            activities........................    545      600        147      123      3,106
                                                -----    -----    -------    -----    -------
Net increase (decrease) in cash...............    120      (57)        50       16      1,263
Cash, beginning of period.....................      8      128         71       71        121
                                                -----    -----    -------    -----    -------
Cash, end of period...........................  $ 128    $  71    $   121    $  87    $ 1,384
                                                =====    =====    =======    =====    =======

   The accompanying notes are an integral part of these financial statements.

                                   N2H2, INC.


                         NOTES TO FINANCIAL STATEMENTS


                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


1. DESCRIPTION OF BUSINESS

N2H2, Inc. (the Company) was incorporated on June 13, 1995 as an S Corporation in the State of Washington. The Company develops and provides internet filtering services which screen for undesired content as specified by the end user. The Company contracts its technology primarily to internet service providers, school districts, libraries and local and state government agencies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION


Subscription and installation revenues are recognized when earned. Subscription revenues are recognized over the life of the subscription contract and installation revenues are recognized when the server is installed by the end user, and when the criteria for revenue recognition under Statement of Position No. 97-2, Software Revenue Recognition, are satisfied. The criteria include, but are not limited to, the existence of vendor-specific objective evidence, delivery of the service to a customer, the Company's lack of significant obligations to the customer and a determination that collectibility of the amount due is probable. Subscription payments received in advance of revenue recognition are recorded as deferred revenue. Advertising revenues are recorded on a per impression basis, net of commissions, over the term of the advertising contract.


TRANSFER OF FINANCIAL INSTRUMENTS

The Company factors certain customer receivables with full recourse to a bank. The transfer of accounts receivable is recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards
(SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The receivables are sold at a discount which is recorded upon sale, and monthly finance charges are incurred based upon average monthly balances outstanding with the factor. These monthly fees are recorded in the period incurred. Customer accounts repurchased from the factor are included in accounts receivable. In fiscal 1999, the Company terminated its factoring agreement with the bank.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk include primarily cash and cash equivalents and accounts receivable. The Company places its cash deposits and certain short-term investments in bank deposits and money market funds with high credit quality financial institutions. Domestic accounts receivable consists of account balances due from customers evenly dispersed across the United States with industry concentrations in public institutions such as federal and local governments and school districts. International accounts receivable represent 0% and 3% of total accounts receivable at September 30, 1997 and 1998, respectively, and are denominated primarily in United States dollars. The Company performs ongoing credit evaluations of its customer's financial condition and generally requires no collateral from its customers.

No customer accounted for 10% or more of the Company's revenues in any year.

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


FAIR VALUE DISCLOSURES

Recorded amounts of cash and cash equivalents, receivables, prepaid expenses and other current assets, capital lease obligations, accounts payable and other amounts included in current liabilities meeting the definition of financial instruments approximate fair value. The carrying value of long term debt is based on interest rates currently available to the Company.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent funds on deposit with banks or invested in a variety of highly liquid short-term instruments with original maturities of less than three months.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost for purchased assets. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of such assets. The useful lives are estimated at three years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life.

The cost of normal maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized, at cost. Gains or losses on the disposition of assets in the normal course of business are reflected in the results of operations at the time of disposal.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

ROYALTIES PAYABLE

Royalties payable represent amounts payable to an independent provider of internet search content under a service agreement. Amortization is based on the greater of amounts determined by the contractual royalty rates or amounts computed on a straight-line basis over the terms of the agreement.

RESEARCH AND DEVELOPMENT COSTS

Research and development expenses consist principally of payroll and related expenses for design and development of the Company's technologies. Research and development costs related to these activities are expensed until technological feasibility has been achieved. There were no capitalized software development costs as of September 30, 1997 and 1998.

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


FEDERAL INCOME TAXES

The shareholders of the Company have elected, under Subchapter S of the Internal Revenue Code, to be taxed on the earnings of the Company on the shareholders' personal income tax returns. Therefore, no provision for income taxes has been provided for by the Company.

ADVERTISING EXPENSES

All costs related to marketing and advertising the Company's products are expensed in the periods incurred. Advertising expenses were $37,000, $80,000, and $120,000 for 1996, 1997 and 1998.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK OPTION PLAN AND STOCK PURCHASE WARRANTS

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied to these transactions. The Company has elected to continue to apply the provisions of APB Opinion No. 25 to these transactions and provide the pro forma disclosure provisions of SFAS No. 123. Stock purchase warrants granted to non-employees are recorded at fair value in accordance with SFAS No. 123.

NET LOSS PER SHARE

Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS) No. 128, issued February 1997, requires presentation of earnings per share on a basic and diluted earnings per share basis. Earnings per share for all periods presented have been stated to reflect the adoption of SFAS No. 128.

Under the provisions of SFAS No. 128, basic earnings per share is calculated as income available to common shareholders divided by the weighted-average number of common shares outstanding during the periods. Diluted earnings per share is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the periods, including options and warrants computed using the treasury stock method.

COMPREHENSIVE INCOME

There are no differences between comprehensive income and net income as reported in the Company's statements of operations.

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


UNAUDITED INTERIM FINANCIAL STATEMENTS

In the opinion of the Company's management, the March 31, 1998 and 1999 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements. All references hereinafter to March 31, 1998 and 1999 amounts are based on unaudited information.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement supersedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. This statement includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. The statement will be effective for fiscal years beginning after December 15, 1997. Reclassification for earlier periods is required, unless impracticable, for comparative purposes. The Company is currently evaluating the impact this statement will have on its financial statements; however, because the statement requires only additional disclosure, the Company does not expect the statement to have a material impact on its reported financial position or results of operations.

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance for an enterprise on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for the Company in fiscal 1999. The Company anticipates that accounting for transactions under SOP 98-1 will not have a material impact on the Company's financial position or results of operations.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                      SEPTEMBER 30,
                                                  ----------------------     MARCH 31,
                                                    1997         1998          1999
                                                  --------    ----------    -----------
                                                                            (UNAUDITED)
Computer equipment..............................  $606,000    $1,637,000    $2,402,000
Furniture and fixtures..........................    14,000        42,000       163,000
Leasehold improvements..........................                  61,000        61,000
Software........................................                               185,000
                                                  --------    ----------    ----------
                                                   620,000     1,740,000     2,811,000
Less: Accumulated depreciation and
  amortization..................................  (167,000)     (469,000)     (766,000)
                                                  --------    ----------    ----------
                                                  $453,000    $1,271,000    $2,045,000
                                                  ========    ==========    ==========

Depreciation expense was approximately $42,000, $125,000 and $322,000 for the years ended September 30, 1996, 1997 and 1998. Depreciation expense was approximately $98,000 and $297,000 for the six months ended March 31, 1998 and 1999 (unaudited).

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


4. RELATED PARTY TRANSACTIONS

NOTE RECEIVABLE FROM RELATED PARTIES

In September 1998, the Company converted trade accounts receivable of $30,000 from a related party into a note receivable bearing interest at 10.5% per annum. The note matures in October 1999; however, in the event the note is prepaid prior to December 31, 1998, the amount due will be equal to 90% of the initial balance.

5. LONG-TERM DEBT AND NOTES PAYABLE

In 1996, the Company entered into a loan and stock purchase warrant agreement with a shareholder providing for maximum borrowings of $500,000. The authorized principal bears interest at 12% per annum payable on October 31, 1999. In connection with this loan, the Company issued an option to purchase increments of 2.2% of the Company's authorized common stock for each $100,000 of debt outstanding. The options, in the aggregate, represent 11% of the Company's common stock outstanding and are exercisable immediately. The agreement also includes anti-dilution provisions which provide the shareholder a 25% ownership interest in the Company. The warrants and the debt were recorded at their fair market values of $73,000 and $427,000, respectively. The original issue discount is amortized annually through the maturity date of the debt on a basis which approximates the interest method. These warrants were equivalent to 727,332 and 1,283,330 and 1,283,330 shares of the Company's common stock at September 30, 1996, 1997 and 1998, respectively. Principal and accrued interest under this obligation amounted to $594,000, net of original issue discount of $26,000 at September 30, 1998.

In April 1997, the Company entered into a notes payable agreement with a shareholder for $400,000 which bears compounded interest at 12% per annum and is collateralized by the Company's common stock. Principal and accrued interest under this obligation amounted to $472,000 as of September 30, 1998, and the note is payable in full on October 31, 1999. The principal and interest on the note was repaid in full with the proceeds from the Company's debt and equity financing obtained subsequent to year-end.

The Company issued a promissory note payable to a third party in the amount of $28,000 which bears interest at 8.5%. The note was issued for consulting services and is due in monthly installments through October 31, 1999.

In January 1998, the Company issued $100,000 in notes to certain shareholders which are repayable in either shares of common stock worth $100,000 or cash. The notes were convertible into shares of common stock if the Company had obtained additional equity capital of at least $2,000,000 by October 31, 1999. If the additional equity capital is not obtained, the notes are due with interest of 2% per month on or before December 31, 1999. Subsequent to year-end, the notes and accrued interest were converted into 103,675 shares of common stock at $1.16 per share.

The Company issued a non-interest bearing promissory note payable to a third party in the amount of $69,000. The note was issued to obtain office space and is due in monthly installments through October 31, 2000.

Notes payable to shareholder in the amount of $185,000 consists of salary unpaid at September 30, 1998 due to the shareholder who is also a senior executive. The note bears interest at 5% and is payable on October 31, 2000 or upon obtaining an additional equity investment of $2,000,000 or more. The note was paid in full with proceeds from the Company's debt and equity financing obtained subsequent to year-end.

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


Long term debt and notes payable consist of the following at September 30, 1998:

Promissory note to shareholder, due October 31, 1999........  $  620,000
Promissory note to related parties, due October 31, 1999....     472,000
Promissory note, due October 31, 1999.......................      28,000
Convertible note to shareholders, due December 31, 1999.....     100,000
Promissory note, due October 31, 2000.......................      69,000
Promissory note to shareholder, due October 31, 2000........     185,000
                                                              ----------
                                                               1,474,000
Less: Original issue discount...............................     (26,000)
Less: Current portion.......................................     (30,000)
                                                              ----------
                                                              $1,418,000
                                                              ==========

Future maturities on long-term debt and notes payable to related parties and third parties, excluding the original issue discount, are as follows:

                              NOTES
                              DUE TO       RELATED      NOTES
YEARS ENDED SEPTEMBER 30,  SHAREHOLDERS    PARTIES     PAYABLE      TOTAL
-------------------------  ------------    --------    -------    ----------
1999...................                                $30,000    $   30,000
2000...................      $720,000      $472,000     64,000     1,256,000
2001...................       185,000                    3,000       188,000
                             --------      --------    -------    ----------
                             $905,000      $472,000    $97,000    $1,474,000
                             ========      ========    =======    ==========

6. FACTORING AGREEMENT

Pursuant to a factoring agreement entered into in September 1997 and amended July 14, 1998, the Company's bank acts as its factor for the majority of its receivables, assigned on a pre-approved, full recourse basis, up to $1,000,000. The Company sells its eligible receivables at a .3% discount to face value and is charged 1.6% of uncollected assigned balances per month. Pursuant to the agreement, the Company repurchases any assigned receivables outstanding 90 days after the invoice date. Total interest paid on factored receivables was $2,000 and $86,000 during 1997 and 1998. In fiscal 1999, the Company terminated its factoring agreement with the bank.

7. STOCK OPTION PLAN AND STOCK PURCHASE WARRANTS

Pursuant to a management services agreement dated December 29, 1997, the Company issued a warrant to allow the purchase of 2.5% of the Company's outstanding common stock and equivalents for $250,000 through December 31, 2004. As of the grant date, this warrant was the equivalent of 222,728 shares. The warrant vests monthly over the first year of the agreement, and is exercisable sooner in connection with certain significant corporate events. The fair market value of these warrants on the date of grant was $12,000, which is being amortized as management service expense in the accompanying financial statements over the vesting period of the warrants. On March 11, 1999, the Company redeemed the outstanding warrant for 50,000 shares of its common stock, and recorded a redemption charge of $185,000 in the March 31, 1999 unaudited financial statements.

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


Non-employees were issued 729,833, 555,998 and 222,728 warrants during 1996, 1997 and 1998. The Company recorded compensation expense of $41,000, $32,000 and $12,000, respectively, relating to these warrants.

Subsequent to year-end, the Company offered to settle a lawsuit with a former employee terminated in fiscal 1998. In connection with the offer, the Company extended the exercise period for stock options previously granted to the employee. The Company recorded compensation expense of $530,000 related to this transaction in the September 30, 1998 financial statements.

Subsequent to year-end, the Company settled a lawsuit with an employee terminated in fiscal 1998 for cash and stock with an aggregate value of $332,000. The Company recorded compensation expense of $277,000 relating to the 75,000 shares issued as a part of this settlement. This charge is included in the Company's financial statements for the year ended September 30, 1998.

Effective September 30, 1997, the Company adopted the 1997 Stock Option Plan (the 1997 Plan) for employees, directors, consultants or independent contractors under which 2,187,500 shares of common stock are reserved for stock option grants. Pursuant to the Plan, the Board of Directors may grant nonqualified and incentive stock options. The vesting period, exercise price and expiration period of options are established at the discretion of the Board of Directors, except that the exercise price of incentive stock options must equal the fair market value of the underlying common stock on the date of the grant. Additionally, in no event shall the term of any incentive stock option exceed ten years.

The following summarizes the activity under the Company's 1997 and 1999 Stock Option Plans:

                                                                                        WEIGHTED-
                                                                           WEIGHTED-     AVERAGE
                                                                            AVERAGE     FAIR VALUE
                                               OPTIONS        OPTIONS      EXERCISE     OF OPTIONS
                                              AVAILABLE     OUTSTANDING      PRICE       GRANTED
                                              ----------    -----------    ---------    ----------
  Options available.........................   2,187,500
  Options granted at fair value.............  (1,827,438)    1,827,438       $ .19        $ .04
                                              ----------    ----------
Balances at September 30, 1997..............     360,062     1,827,438         .18          .04
  Options granted at fair value.............    (696,500)      696,500         .25          .05
  Options exercised.........................                  (374,062)        .20
  Options cancelled.........................     465,938      (465,938)        .18
                                              ----------    ----------
Balance at September 30, 1998...............     129,500     1,683,938         .21          .04
  Options granted at less than fair value
     (unaudited)............................    (339,125)      339,125        1.06         1.94
  Options exercised (unaudited).............                  (122,233)        .18
  Options cancelled (unaudited).............      60,000       (60,000)        .18
                                              ----------    ----------
Balance at March 31, 1999 (unaudited).......    (149,625)    1,840,830       $ .37        $ .08
                                              ==========    ==========

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


The following table summarizes information about stock options outstanding under the 1997 Plan at September 30, 1998:

                              WEIGHTED-
                               AVERAGE                  WEIGHTED-
  EXERCISE     OPTIONS        REMAINING      OPTIONS     AVERAGE
   PRICE     OUTSTANDING    CONTRACT LIFE    VESTED     FAIR VALUE
  --------   -----------    -------------    -------    ----------
   $ .18      1,141,438          9.0         593,950      $ .04
   $ .27        542,500         10.0                      $ .05
              ---------                      -------
              1,683,938          9.3         593,950      $ .04
              =========                      =======

Option grants to date generally vest over a three-year period, and expire ten years from the date of grant.

The per share weighted average fair value of stock options granted during 1997 and 1998 was $.04 and $.05, respectively, on the date of grant using the minimum value pricing model with the following weighted average assumptions: expected dividend yield of zero; risk-free interest rate of 5.9% and 4.8% for 1997 and 1998, respectively, and an expected life of five years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, compensation cost has been recognized for its stock options in the financial statements only to the extent that the exercise price of the option is less than the fair value of the underlying stock on the date of the grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss for the years ended September 30, 1997 and 1998 would have been increased to the pro forma amounts indicated below:

                                                       1997          1998
                                                     ---------    -----------
Net loss
  As reported......................................  $(881,000)   $(2,597,000)
  Pro forma........................................  $(881,000)   $(2,623,000)
Loss per share
  As reported......................................  $    (.10)   $      (.30)
  Pro forma........................................  $    (.10)   $      (.30)

Pro forma net loss reflects the compensation expense related to options granted in 1997 and 1998. The full impact of compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amount presented above because compensation cost is amortized over the options' vesting period of three years.

8. COMMON STOCK

As of September 30, 1998, the Company amended its Articles of Incorporation to authorize the issuance of 10,000,000 shares of preferred stock and 20,000,000 shares of common stock at no par value. The terms of the preferred shares are to be set by the Board of Directors.

On September 30, 1997 and September 30, 1998, the Board of Directors declared a one hundred twenty five to one and a seven to one stock split, respectively, on the Company's common stock effected in the form of a stock dividend to holders of record on these dates. Common stock issued and stock option information in these financial statements have been restated to reflect these splits.

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)



\9. LEASE COMMITMENTS


The Company's property held under capital leases, which is included in property and equipment on the balance sheet at September 30, 1997 and 1998, consists primarily of computer equipment in the gross amount of $64,000, $249,000 and $1,006,000, respectively. Related accumulated amortization for those assets is $17,000, $43,000 and $189,000 for the years then ended. The Company is also committed under operating leases for its headquarter facilities. Rent expense for the years ended September 30, 1996, 1997 and 1998 was $28,000, $46,000 and $188,000, respectively.

Minimum annual rental commitments on all leases at September 30, 1998 are as follows:

                                                       OPERATING     CAPITAL
             YEARS ENDING SEPTEMBER 30,                  LEASE        LEASES
             --------------------------                ---------    ----------
       1999..........................................  $238,000     $  384,000
       2000..........................................   232,000        439,000
       2001..........................................    16,000        194,000
       2002..........................................                   48,000
       2003..........................................                   37,000
                                                       --------     ----------
Total minimum lease payments.........................  $486,000      1,102,000
                                                       ========
Less: Amount representing interest...................                 (194,000)
                                                                    ----------
Present value of capital lease obligation............                  908,000
Less: Current portion................................                 (384,000)
                                                                    ----------
Long-term obligations at September 30, 1998..........               $  524,000
                                                                    ==========

10. NET LOSS PER SHARE

Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS) No. 128, issued in February 1997, requires presentation of earnings per share on a basic and diluted earnings per share basis. Earnings per share for prior periods presented have been stated to reflect the adoption of SFAS No. 128. A reconciliation of the basic and diluted earnings per share to the shares used is as follows:

                                            SEPTEMBER 30,                       MARCH 31,
                                -------------------------------------   -------------------------
                                   1996         1997         1998          1998          1999
                                ----------   ----------   -----------   ----------   ------------
                                                                               (UNAUDITED)
Net loss......................  $ (827,000)  $ (881,000)  $(2,597,000)  $ (679,000)  $ (2,015,000)
Weighted-average shares
  outstanding-basic...........   7,316,858    8,389,878     8,687,435    8,686,411     10,758,005
Weighted-effect of dilutive
  options and warrants........
                                ----------   ----------   -----------   ----------   ------------
Weighted-average shares
  outstanding-diluted.........   7,316,858    8,389,878     8,687,435    8,686,411     10,758,005
                                ==========   ==========   ===========   ==========   ============
Basic and diluted net loss per
  share.......................  $     (.11)  $     (.10)  $      (.30)  $     (.08)  $       (.19)
                                ----------   ----------   -----------   ----------   ------------

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


The Company's outstanding options and warrants have not been considered in calculating diluted earnings per share because their effect is anti-dilutive.

11. COMMITMENTS AND CONTINGENCIES

The Company is from time to time involved in various claims and legal proceedings of a nature considered by Company management to be routine and incidental to its business. In the opinion of Company management, after consultation with outside legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

12. SUBSEQUENT EVENTS

On December 31, 1998, the Company received proceeds from a financing arrangement in the amount of $4,200,000 in exchange for the issuance of subordinated debt and common stock. The Company issued $2,000,000 of 11.5% subordinated debentures maturing on the earlier of October 15, 1999, a change in control of the Company, or upon an initial public offering. In conjunction with the notes, the Company issued warrants to purchase up to 465,000 shares of common stock at an exercise price of $3.14 per share. The debt and the warrants have been recorded at their fair market values of $1,923,000 and $77,000, respectively. The original issue discount is amortized through the maturity date of the debt on a basis which approximates the interest method. Additionally, the Company issued 1,687,113 shares of common stock at $1.16 per share, net of offering costs of $.14 per share. The total proceeds will be used to fund current operations and research and development projects, and extinguish debt.

As of September 30, 1998, the Company had a $500,000 long term note payable that had attached the purchase of warrants for up to 11% of the Company's authorized common stock outstanding with a shareholder. Effective December 31, 1998, the Company converted the note principal and warrant into 1,632,500 shares of common stock with an additional warrant to purchase up to 93,000 shares of the Company's common stock at an exercise price of $.004 per share. The warrant is subject to cancellation upon an initial public offering.

Effective April 2, 1999, the Company adopted the 1999 Stock Option Plan (the 1999 Plan) for employees, directors, consultants or independent contractors under which 1,329,625 shares of common stock are reserved for stock option grants. The new plan terms are comparable to those under the 1997 Plan. As of March 31, 1999, the Company had granted 150,375 options under the 1999 Plan pending shareholder approval of the plan on April 2, 1999.

On May 10, 1999 the Board of Directors of the Company approved an amendment to its Articles of Incorporation to authorize the issuance of 50,000,000 shares of preferred stock and 250,000,000 shares of common stock at no par value. The terms of the preferred stock are to be set by the Board of Directors. The shareholders subsequently approved this amendment on June 11, 1999.

As of May 11, 1999, the Company became a C corporation for income tax reporting purposes. Previously, it was organized as an S Corporation and as such, the tax effects were passed directly to the shareholders.

On May 11, 1999, the Company completed a private equity financing in which 2,705,648 shares of common stock were sold to investors at $3.70 per share for an aggregate of $10,000,129. In connection with this financing, the Company satisfied a promissory note plus accrued interest totaling $608,186 due to

                                   N2H2, INC.

                       SEPTEMBER 30, 1996, 1997 AND 1998


                    AND MARCH 31, 1998 AND 1999 (UNAUDITED)


a shareholder in exchange for 164,552 shares of common stock. A $200,000 fee owed to a placement agency was also satisfied from the proceeds of the private equity financing.

Effective May 14, 1999, the Board of Directors declared a five-for-two stock split on the Company's common stock effected in the form of a stock dividend to holders of record on this date. Common stock issued and stock option information in these financial statements have been restated to reflect this split.

13. SUBSEQUENT EVENTS (UNAUDITED)

On May 7, 1999, the Company was released from the terms of a management services agreement dated May 8, 1998 for a fee of $130,000. This fee is recorded in the Company's financial statements for the third quarter ended June 30, 1999.

14. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosure of cash flow information is summarized below for the years ended September 30, 1996, 1997 and 1998, and for the six months ended March 31, 1998 and 1999:

                                                                            SIX MONTHS ENDED
                                             YEARS ENDED SEPTEMBER 30,          MARCH 31,
                                           -----------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                           -------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Noncash investing and financing
  activities:
  Equipment obtained through capital
     lease...............................  $44,000   $185,000   $757,000   $315,000   $655,000
  Value ascribed to warrants issued with
     note payable........................   41,000     32,000                           77,000
  Conversion of notes payable to common
     stock...............................                                              724,000
  Notes payable surrendered for the
     exercise price of stock options.....                         75,000
  Cash paid for interest.................   10,000     36,000    178,000     57,000    315,000

--------------------------------------------------------------------------------

                                  [N2H2 LOGO]

                                   N2H2, INC.

                                4,500,000 SHARES

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                            , 1999

                               CIBC WORLD MARKETS

                           U.S. BANCORP PIPER JAFFRAY

--------------------------------------------------------------------------------


YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY CIRCUMSTANCES WHERE THE OFFER OR SALE IS UNLAWFUL.


DEALER PROSPECTUS DELIVERY OBLIGATION: UNTIL                  , 1999 (25 DAYS
AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Other expenses in connection with the issuance and distribution of the securities registered by this prospectus, which will be paid by us, will be substantially as follows:

                            ITEM                               AMOUNT
                            ----                              --------
Commission Registration Fee.................................  $ 13,900
Nasdaq National Market Fee..................................    25,000
NASD Filing Fee.............................................     5,500
Blue Sky Fees and Expenses (Including Legal Fees)...........     5,000
Accounting Fees and Expenses................................   150,000
Legal Fees and Expenses.....................................   275,000
Printing and Engraving......................................    80,000
Registrar and Transfer Agent Fees...........................     5,000
Miscellaneous Expenses......................................    31,600
                                                              --------
     Total..................................................  $630,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under specified circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities under director and officer insurance coverage maintained by us for that purpose.

Section 23B.08.320 of the Washington Business Corporations Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in specific circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 12 of our restated articles of incorporation (Exhibit 3.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, these limitations on a director's liability to the registrant and its shareholders.

The Underwriting Agreement which is Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its executive officers and directors and by the registrant of the underwriters, for various liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in this registration statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In the three year period up to July 7, 1999, we have issued and sold unregistered securities as follows:

On July 31, 1996, we entered into a Loan and Stock Option Agreement with The Segale Group, a Washington general partnership, of which Mr. Segale, currently a director and 5% shareholder of ours, was managing partner. As of December 31, 1998, the outstanding loan balance under the Loan and Stock

Option Agreement was $500,000. Under a Loan Conversion Agreement dated April 8, 1999, and dated effective as of December 31, 1998, we issued 1,632,500 shares of common stock and warrants to purchase 93,000 shares of common stock at a price per share of $.004 per share to Mr. Segale, Lisa M. Atkins, Tina A. Covey, Nita
S. Johnson, Ann J. Nichols, Donna A. Segale and Samir J. Tuma, all partners in The Segale Group. We have included the Segale partners' offer to sell shares of common stock at an aggregate offering price of $500,000 under this prospectus, and therefore these warrants will be cancelled upon completion of this offering.

On December 28, 1997, we issued warrants to purchase 222,728 shares of our common stock at $1.12 per share to Madrona Group, LLP. On March 11, 1999, we redeemed and cancelled the warrants in exchange for 50,000 shares of common stock issued to Madrona Group, LLP, which issuance was ratified on May 10, 1999.

In January 1998, Eileen Johnston, John Narver, and Peter Nickerson and Hollis Hill loaned $25,000, $25,000 and $50,000, respectively, to us, represented by convertible promissory notes. On December 31, 1998, we converted these notes, plus accrued interest, into shares of common stock at per share price of $1.18 as follows: (a) 25,887 shares of common stock to Ms. Johnston for an aggregate of $30,671, (b) 25,845 shares of common stock to Mr. Narver for an aggregate of $30,621 and (c) 51,942 shares of common stock to Mr. Nickerson and Ms. Hill for an aggregate of $61,540.

On December 31, 1998, we issued and sold an aggregate of 500,000 shares of common stock to Peter Nickerson and Hollis Hill, a marital community, at a purchase price of $1.18 per share, or an aggregate of $592,000.

On December 31, 1998, we entered into a Securities Purchase Agreement under which we issued and sold an aggregate of 1,157,975 shares of common stock to six investors, James Stearns, Glen Powers, the Dann Angeloff TTEE FBO Angeloff Family Trust, the Dann Angeloff TTEE UTD Trust, The Cruttenden Roth Bridge Fund, LLC and Robert London, at a purchase price of $1.16 per share, net of commissions paid by us, or an aggregate of $343,251. In addition, we issued warrants to purchase 392,085 shares of common stock at a per share price of $3.14 per share to these investors. These investors also loaned us $1,686,364 represented by convertible promissory notes.

On January 28, 1999, under an Amendment No. 1 to the Securities Purchase Agreement dated December 31, 1997, we issued and sold an aggregate of 529,138 shares of common stock to 12 investors, Shelly Singhal, Joel Slutzky, Alan Slutzky, Gregory Miner, Michael Erickson, William Foley, Frank Willey, Gary Nelson, Thomas Rakow, John Narver, Phillip Dinapoli Jr. and Gary Cremo at a purchase price of $1.16 per share, net of commissions paid by us, or an aggregate of $613,802. In addition, we issued warrants to purchase 72,915 shares of common stock at a per share price of $3.14 per share to these investors. These investors also loaned us $313,636 represented by convertible promissory notes.

On January 28, 1999, we issued and sold 937 shares of common stock to Peter Nickerson at a purchase price of $1.18 per share, or an aggregate of $1,110.

On April 2, 1999, we issued 149,625 shares of our common stock to Sid Swartz pursuant to a Settlement Agreement and Release.

On April 12, 1999, we issued 75,000 shares of our common stock to Jennifer Perenchio under a Settlement Agreement and General Release.

On April 23, 1999, under a Rescission and Sale Agreement by and among Thomas Rakow, Monte Brem and us, Mr. Rakow rescinded the purchase of (a) 2,555 shares of common stock out of the 7,668 he had purchased on January 28, 1999 and(b) warrants to purchase 350 shares of common stock out of the warrants to purchase 1,050 shares of common stock he had purchased on January 28, 1999. We paid Mr. Rakow an aggregate of $5,000 for the rescinded shares of common stock and warrants to purchase common stock. Under the same agreement, Monte Brem purchased 2,555 shares of common stock and warrants to purchase 350 shares of common stock from us for an aggregate of $5,000.

On May 11, 1999, we completed a private equity financing in which we sold 2,705,648 shares of common stock to investors at a purchase price of $3.70 per share for an aggregate of $10,000,129 to 66 purchasers. Among the investors was Robert London, an owner of over 5% of our common stock, who purchased 435,115 shares of common stock for an aggregate of $1,608,185.

On July 1, 1999 Dann Angeloff TTEE FBO Angeloff Family Trust and Dann Angeloff TTEE UDT Trust exercised a warrant to purchase an aggregate of 4,580 shares of common stock.

From September 1997, date of the first issuance of options under our 1997 Stock Option Plan, through July 7, we granted stock options under the 1997 Plan to purchase an aggregate 2,712,686 shares of common stock, with exercise prices ranging from $0.18 to $1.16 per share, to employees, consultants and directors under our 1997 and 1999 Stock Option Plans. Under our 1999 Stock Option Plan, we have granted stock options to purchase 1,323,499 shares of common stock, with exercise prices ranging from $3.06 to $3.70 per share to employees, consultants and directors. Of the total options granted under these plans, options for an aggregate of 701,749 shares have been exercised, options for an aggregate of 728,272 shares have vested and are outstanding, options for an aggregate of 525,938 have been cancelled, and options for an aggregate of 2,799,749 shares remain outstanding. The sales and issuances of these securities were exempt from registration under the Securities Act under Rule 701 promulgated thereunder on the basis that these options were offered and sold either under a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701.


All references to common stock in this Item 15 reflect a 125-for-1 common stock split which occurred on September 30, 1997, a 7-for-1 common stock split which occurred on September 30, 1998, and a 5-for-2 common stock split which occurred on July 8, 1999.


Unless otherwise indicated, the issuances and sales of common stock and warrants described above were exempt under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about us.

ITEM 16A. EXHIBITS.


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1     Form of Underwriting Agreement.
  3.1+    Form of Restated Articles of Incorporation of the
          registrant.
  3.2+    Amended Bylaws of the registrant.
  4.1+    Form of common stock certificate.
  5.1+    Opinion of Lane Powell Spears Lubersky LLP regarding
          legality of the shares.
 10.1+    Bank of California Center Lease dated August 31, 1995,
          between Continental Seattle Partners Limited Partnership and
          Toll-Free Cellular Inc.
 10.2+    Assignment of Lease dated March 13, 1998, between
          Continental Seattle Partners Limited. Partnership, Toll-Free
          Cellular Inc. and the registrant
 10.3+    Union Bank of California Center Office Lease dated March 12,
          1999, between Walton Seattle Investors I, L.L.C. and the
          registrant.
 10.4+    Loan and Security Agreement dated April 30, 1999, between
          Imperial Bank and the registrant, together with exhibits
          thereto.
 10.5+    1997 Stock Option Plan, as amended.
 10.6+    1999 Stock Option Plan.
 10.7+    1999 Nonemployee Director Stock Option Plan.
 10.8+    Search Engine Services Agreement dated January 19, 1998,
          between Inktomi Corporation and the registrant (Information has been omitted pursuant to a request for confidential
          treatment and has been filed separately with the Securities and Exchange Commission).
 10.9+    Employment Agreement of Peter H. Nickerson dated May 10,
          1999.
 10.10+   Employment Agreement of John F. Duncan dated May 10, 1999.
 10.11+   Employment Agreement of Kevin E. Fink dated May 10, 1999.
 10.12+   Registration Rights Agreement dated effective as of December
          31, 1998.
 10.13+   Warrant to Purchase Common Stock issued to Mark A. Segale, for the community of him and Keri D. Segale, on December 31,
          1998.
 10.14+   Form of Lock-Up Agreement.
 10.15+   Internet Data Center Services Agreement dated effective
          August 31, 1998, between Exodus Communications, Inc. and the registrant. (Information has been omitted pursuant to a
          request for confidential treatment and has been filed
          separately with the Securities and Exchange Commission).
 10.16+   Amendment Agreement entered into June 30, 1999, to the
          Search Engine Services Agreement dated January 19, 1999,
          between Inktomi Corporation and the registrant (Information has been omitted pursuant to a request for confidential
          treatment and has been filed separately with the Securities and Exchange Commission).
 10.17+   Information Services Agreement dated June 30, 1999, between
          Inktomi Corporation and the registrant (Information has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities and Exchange
          Commission).
 23.1     Consent of PricewaterhouseCoopers, LLP, Independent
          Accountants.
 23.2+    Consent of Lane Powell Spears Lubersky LLP (contained in the opinion filed as Exhibit 5.1 hereto).
 23.3+    Consent of Quality Education Data, Inc.
 23.4+    Consent of Seed and Berry LLP.
 24.1+    Power of Attorney (contained on signature page).


---------------------------
+ Previously Filed

ITEM 16b. FINANCIAL STATEMENT SCHEDULE.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered in the offering, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act an will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the Underwriters at the closing in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rules 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 20th day of July, 1999.


                                          N2H2, Inc.

                                          By                  *
                                            ------------------------------------
                                                    Peter H. Nickerson,
                                               President and Chief Executive
                                                           Officer


Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities indicated below on the 20th day of July 1999.


                   SIGNATURE                                            TITLE
                   ---------                                            -----

                       *                          President, Chief Executive Officer and Chairman
------------------------------------------------  of the Board of Directors
               Peter H. Nickerson

               /s/ JOHN F. DUNCAN                 Vice President -- Chief Financial Officer
------------------------------------------------
                 John F. Duncan

                       *                          Director
------------------------------------------------
                 Hollis R. Hill

                       *                          Director
------------------------------------------------
                 Mark A. Segale

            * By: /s/ JOHN F. DUNCAN
------------------------------------------------
                 John F. Duncan
               (Attorney-in-Fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1     Form of Underwriting Agreement.
  3.1+    Form of Restated Articles of Incorporation of the
          registrant.
  3.2+    Amended Bylaws of the registrant.
  4.1+    Form of common stock certificate.
  5.1+    Opinion of Lane Powell Spears Lubersky LLP regarding
          legality of the shares.
 10.1+    Bank of California Center Lease dated August 31, 1995,
          between Continental Seattle Partners Limited Partnership and
          Toll-Free Cellular Inc.
 10.2+    Assignment of Lease dated March 13, 1998, between
          Continental Seattle Partners Limited. Partnership, Toll-Free
          Cellular Inc. and the registrant
 10.3+    Union Bank of California Center Office Lease dated March 12,
          1999, between Walton Seattle Investors I, L.L.C. and the
          registrant.
 10.4+    Loan and Security Agreement dated April 30, 1999, between
          Imperial Bank and the registrant, together with exhibits
          thereto.
 10.5+    1997 Stock Option Plan, as amended.
 10.6+    1999 Stock Option Plan.
 10.7+    1999 Nonemployee Director Stock Option Plan.
 10.8+    Search Engine Services Agreement dated January 19, 1998,
          between Inktomi Corporation and the registrant (Information has been omitted pursuant to a request for confidential
          treatment and has been filed separately with the Securities and Exchange Commission).
 10.9+    Employment Agreement of Peter H. Nickerson dated May 10,
          1999.
 10.10+   Employment Agreement of John F. Duncan dated May 10, 1999.
 10.11+   Employment Agreement of Kevin E. Fink dated May 10, 1999.
 10.12+   Registration Rights Agreement dated effective as of December
          31, 1998.
 10.13+   Warrant to Purchase Common Stock issued to Mark A. Segale, for the community of him and Keri D. Segale, on December 31,
          1998.
 10.14+   Form of Lock-Up Agreement.
 10.15+   Internet Data Center Services Agreement dated effective
          August 31, 1998, between Exodus Communications, Inc. and the registrant. (Information has been omitted pursuant to a
          request for confidential treatment and has been filed
          separately with the Securities and Exchange Commission).
 10.16+   Amendment Agreement entered into June 30, 1999, to the
          Search Engine Services Agreement dated January 19, 1999,
          between Inktomi Corporation and the registrant (Information has been omitted pursuant to a request for confidential
          treatment and has been filed separately with the Securities and Exchange Commission).
 10.17+   Information Services Agreement dated June 30, 1999, between
          Inktomi Corporation and the registrant (Information has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities and Exchange
          Commission).
 23.1     Consent of PricewaterhouseCoopers, LLP, Independent
          Accountants.
 23.2+    Consent of Lane Powell Spears Lubersky LLP (contained in the opinion filed as Exhibit 5.1 hereto).
 23.3+    Consent of Quality Education Data, Inc.
 23.4+    Consent of Seed and Berry LLP.
 24.1+    Power of Attorney (contained on signature page).


---------------------------
+ Previously Filed